UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Highlights

The main figures obtained by Bradesco in the first quarter of 2010 are presented below:

1. Adjusted Net Income(1) in the first quarter of 2010 was R$2.147 billion (an increase of 9.8% from R$1.956 billion in the first quarter of 2009), corresponding to earnings per share of R$2.27 accrued over twelve months and Return on Average Shareholders’ Equity(2) of 22.2%.

2. Adjusted Net Income was composed of R$1.444 billion from financial activities, which represented 67% of the total, and R$703 million from insurance, private pension and savings bond operations, which accounted for 33% of the total.

3. Bradesco’s market capitalization stood at R$100.885 billion(3) on March 31, 2010, with the preferred shares gaining 60.5%(4) in the last twelve months.

4. Total Assets stood at R$532.626 billion in March 2010, an increase of 10.5% from the balance in the first quarter of 2009. Return on average assets was 1.7% in the quarter.

5. The Total Loan Portfolio(5) stood at R$235.238 billion in March 2010, up 10.4% from the first quarter of 2009. Operations with individuals totaled R$86.012 billion (up 16.7%), while operations with companies totaled R$149.226 billion (up 7.1%).

6. Total Assets under Management stood at R$739.894 billion, an increase of 15.5% from March 2009.

7. Shareholders’ Equity was R$43.087 billion in March 2010, increasing by 22.0% from the ending balance in the same period a year earlier. The Capital Adequacy Ratio (Basel II) stood at 16.8% in March 2010, 14.3% of which under Tier I Capital.

8. In the first quarter of 2010, Interest on Shareholders’ Equity and Dividends in the amount of R$2.498 billion were paid and provisioned, of which R$746 million was related to income generated in the period and R$1.752 billion to income from fiscal year 2009.

9. The Efficiency Ratio(6) stood at 41.2% in March 2010 (42.5% in March 2009), increasing by 1.3 p.p. in the period.

10. Insurance Premiums written, Social Security Contributions and Savings Bonds Revenue reached a total of R$7.196 billion in the first quarter of 2010. Technical provisions reached the high level of R$77.685 billion, representing 31.8% of Brazil’s insurance industry (period: January 2010). Bradesco’s Insurance Group serves nearly 34 million clients, participants and insured individuals.

11. Investments in infrastructure, technology and telecommunications amounted to R$765 million in the first quarter of 2010.

12.Taxes and contributions, including social security, paid or provisioned, amounted to R$3.197 billion, of which R$1.360 billion corresponding to taxes withheld and collected from third-parties and R$1.837 billion calculated based on the activities of Bradesco Organization in the first quarter of 2010, equivalent to 85.6% of Adjusted Net Income.

13. Banco Bradesco has an extensive distribution network in Brazil, with 6,106 Branches, PABs mini-branches and PAAs (3,455 Branches, 1,200 PABs and 1,451 PAAs). Customers can also make use of the 1,564 PAEs, 30,909 ATMs in the Bradesco Dia&Noite (Day&Night) network, 21,501 Bradesco Expresso service points, 6,110 Banco Postal (Postal Bank) branches and 7,863 ATMs in the Banco24Horas (24HourBank) network.

14. In the first quarter of 2010, employee payroll plus charges and benefits totaled R$1.795 billion. Social benefits provided to the 85,893 employees of the Bradesco Organization and their dependents amounted to R$417.442 million, while investments in training and development programs totaled R$11.469 million.

(1) According to the non-recurring events described on page 8 of the Report on Economic and Financial Analysis; (2) Excludes the asset valuation adjustments recorded under Shareholders’ Equity; (3) or R$112.189 billion, considering the total number of shares (less treasury shares) x closing quote of preferred shares on the last day of the period (most liquid share); (4) Considers reinvestment of dividends/interest on shareholders’ equity; (5) Includes Sureties and Guarantees, advances of credit cards receivables and loan assignments (receivables-backed investment funds and mortgage-backed receivables); (6) In last twelve months.

15.Bradesco, helping to capitalize companies, intermediated through Banco Bradesco BBI S.A. issuances of primary and secondary shares, debentures, promissory notes, mortgage-backed securities and receivables-backed investment funds, which amounted to R$6.980 billion in the period, representing 45.1% of the total volume of these issuances registered at the Securities and Exchange Commission of Brazil (CVM). Bradesco also registered strong volumes of project finance and structured operations, and was responsible for the origination, distribution and management of clients’ assets, cash flows and financial inventories.

16.Main Awards and Recognitions in the period:

· Bradesco was the leading bank in the 7th edition of the survey Companies that Most Respect the Consumer (Consumidor Moderno magazine and Shopper Experience);

· Bradesco ranked 1st in the new quality ranking of companies with the best customer service in 2009 (Exame magazine, in partnership with the Brazilian Customer Relations Institute);

· Bradesco won, for the second consecutive year, the International Golden Peacock Global Award for Corporate Social Responsibility 2010, which is only awarded to companies that adopt the best corporate social responsibility practices;

· Bradesco was the only Brazilian bank included in the ten most valuable brands in the world among financial institutions, with the brand worth US$13.3 billion (Global Banking 500 - Brand Finance/The Banker magazine);

· Bradesco won the International Technology Application of the Year - Transpromo award for the study case Application to Checking Account Statements (Xplor International);

· The Bradesco Brazil Bond Fund – Dividend Focus Fund was selected the best investment fund of the year in the category Brazilian fixed-income securities (MorningStar);

· Bradesco Corretora ranked first in an annual survey of institutions with the best stock recommendations for components of the Morgan Stanley Capital International index (MSCI) - Emerging Markets Free Latin America stock; and

· Bradesco was the best Brazilian company in the Canadian Corporate Knight ranking of the 100 most sustainable companies in the world.

17. Bradesco’s sustainability actions are divided into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which for 53 years has been developing a broad social and educational program that operates 40 schools across Brazil. In 2010, a R$268.010 million budget will provide over 662 thousand services, of which 112 thousand were provided to students in its own schools. In addition, the over 50 thousand students enrolled in basic education also receive, at no charge, uniforms, school materials, food and medical and dental care. Over 550 thousand students will be served through the Virtual School, its e-learning portal, through the Digital Inclusion Centers (CIDs) and through programs conducted under strategic partnerships, like Educa+Ação.

Main Information

	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	Variation %
									1Q10 x 4Q09	1Q10 x 1Q09
Statement of Income for the Period - R$ million
Net Income	2,103	2,181	1,811	2,297	1,723	1,605	1,910	2,002	(3.6)	22.1
Adjusted Net Income	2,147	1,839	1,795	1,996	1,956	1,806	1,910	2,002	16.7	9.8
Total Financial Margin	7,689	7,492	7,587	7,560	7,115	5,924	5,674	5,959	2.6	8.1
Gross Loan Financial Margin	5,630	5,373	5,150	4,979	4,576	4,256	4,081	3,969	4.8	23.0
Net Loan Financial Margin	3,442	2,678	2,242	1,861	1,814	2,368	2,410	2,217	28.5	89.7
Expenses with Allowance for Loan Losses	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	(1,888)	(1,671)	(1,752)	(18.8)	(20.8)
Fee and Commission Income	3,124	3,125	2,857	2,911	2,723	2,698	2,698	2,657	(0.0)	14.7
Administrative and Personnel Expenses	(4,767)	(4,827)	(4,485)	(4,141)	(4,007)	(4,230)	(4,019)	(3,777)	(1.2)	19.0
Premiums fromInsurance, Private Pension Plans Contribution	7,196	8,040	6,685	6,094	5,514	6,204	5,822	5,756	(10.5)	30.5
and Income fromSavings Bonds
Balance Sheet - R$ million
Total Assets	532,626	506,223	485,686	482,478	482,141	454,413	422,662	403,232	5.2	10.5
Securities	157,309	146,619	147,724	146,110	130,816	131,598	132,373	118,956	7.3	20.3
Loan Operations (1)	235,238	228,078	215,536	212,768	212,993	213,602	195,604	180,123	3.1	10.4
- Individuals	86,012	82,085	75,528	74,288	73,694	73,646	69,792	65,622	4.8	16.7
- Corporate	149,226	145,993	140,008	138,480	139,299	139,956	125,812	114,501	2.2	7.1
Allow ance for Loan Losses (PLL)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)	(2.9)	38.6
Total Deposits	170,722	171,073	167,987	167,512	169,104	164,493	139,170	122,752	(0.2)	1.0
Technical Provisions	77,685	75,572	71,401	68,829	66,673	64,587	62,888	62,068	2.8	16.5
Shareholders' Equity	43,087	41,754	38,877	37,277	35,306	34,257	34,168	33,711	3.2	22.0
Funds Raised and Managed	739,894	702,065	674,788	647,574	640,876	597,615	570,320	550,582	5.4	15.5
Performance Indicators (%) on Adjusted Net Income (except when otherwise stated)
Adjusted Net Income per Share - R$ (2)	2.27	2.22	2.24	2.27	2.27	2.25	2.27	2.25	2.3	-
Book Value per Share (Common and Preferred) - R$	12.60	12.21	11.53	11.04	10.46	10.15	10.12	9.98	3.2	20.4
Annualized Return on Average Shareholders' Equity (3)(4)	22.2	20.3	21.5	23.3	24.1	23.8	25.4	27.2	1.9 p.p	(1.9) p.p
Annualized Return on Average Assets (4)	1.7	1.6	1.6	1.7	1.7	1.9	2.0	2.1	0.1 p.p	0.0 p.p
Average Rate - (Adjusted Financial Margin / Total Average	8.1	8.1	8.3	8.2	7.8	7.0	7.4	8.4	0.1 p.p	0.3 p.p
Assets - Repos - Permanent Assets) Annualized
Fixed Assets Ratio - Total Consolidated	19.8	18.6	15.4	15.1	14.1	13.5	17.6	16.2	1.2 p.p	5.7 p.p
Combined Ratio - Insurance (5)	85.2	85.3	88.9	85.5	86.2	89.7	84.4	84.9	(0.1) p.p	(1.0) p.p
Efficiency Ratio (ER) (2)	41.2	40.5	40.9	41.5	42.5	43.3	43.0	42.6	0.7 p.p	(1.3) p.p
Coverage Ratio (Fee and Commission Income/Administrative	66.0	66.5	66.4	67.3	67.2	68.4	70.4	72.7	(0.5) p.p	(1.2) p.p
and Personnel Expenses)(2)
Market Capitalization - R$ million (6)	100,885	103,192	98,751	81,301	65,154	65,354	88,777	95,608	(2.2)	54.8
Loan Portfolio Quality % (7)
PLL / Loan Portfolio	8.0	8.5	8.3	7.7	6.3	5.7	5.5	5.6	(0.5) p.p	1.6 p.p
Non-Performing Loans (> 60 days (8) / Loan Portfolio)	5.3	5.7	5.9	5.6	5.2	4.4	4.0	4.1	(0.5) p.p	0.1 p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	4.4	4.9	5.0	4.6	4.2	3.4	3.4	3.4	(0.5) p.p	0.3 p.p
Coverage Ratio (> 90 days (8))	180.8	174.6	166.5	169.1	152.4	165.6	163.6	165.9	6.2 p.p	28.4 p.p
Coverage Ratio (> 60 days (8))	151.3	148.6	139.4	137.9	122.3	130.7	135.7	136.6	2.7 p.p	29.0 p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated (9)	16.8	17.8	17.7	17.0	16.0	16.1	15.6	12.9	(1.0) p.p	0.8 p.p
- Tier I	14.3	14.8	14.3	14.3	13.2	12.9	12.5	10.1	(0.5) p.p	1.1 p.p
- Tier II	2.6	3.1	3.5	2.8	2.9	3.3	3.3	2.9	(0.5) p.p	(0.3) p.p
- Deductions	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	0.0 p.p	0.0 p.p

Main Information

	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08	Variation %
									Mar10 x Dec09	Mar10 x Mar09
Structural Information - Units
Service Points	46,570	44,577	42,563	41,003	39,275	38,027	35,924	34,441	4.5	18.6
- Branches	3,455	3,454	3,419	3,406	3,375	3,359	3,235	3,193	0.0	2.4
- Advanced Service Branch (PAAs) (10)	1,451	1,371	1,338	1,260	1,183	1,032	902	584	5.8	22.7
- Mini-Branches (PABs) (10)	1,200	1,190	1,194	1,192	1,184	1,183	1,185	1,181	0.8	1.4
- Electronic Service Branch (PAEs) (10)	1,564	1,551	1,539	1,528	1,512	1,523	1,561	1,545	0.8	3.4
- External ATM Network Terminals	3,664	3,577	3,569	3,516	3,389	3,296	3,074	2,904	2.4	8.1
- Banco24Horas ATMNetwork Terminals	6,912	6,486	5,980	5,558	5,068	4,732	4,378	4,153	6.6	36.4
- Banco Postal (Postal Bank)	6,110	6,067	6,038	6,011	5,959	5,946	5,924	5,882	0.7	2.5
- Bradesco Expresso (Correspondent Banks)	21,501	20,200	18,722	17,699	16,710	16,061	14,562	13,413	6.4	28.7
- Bradesco Promotora de Vendas (Correspondent Banks)	702	670	753	822	884	883	1,078	1,561	4.8	(20.6)
- Credicerto Promotora de Vendas (Branches)	-	-	-	-	-	-	13	13	-	-
- Branches/Subsidiaries Abroad	11	11	11	11	11	12	12	12	-	-
ATMterminals	38,772	37,957	37,178	36,430	35,443	34,524	32,942	31,993	2.1	9.4
- Own	30,909	30,657	30,414	30,191	29,764	29,218	28,092	27,362	0.8	3.8
- Banco24Horas	7,863	7,300	6,764	6,239	5,679	5,306	4,850	4,631	7.7	38.5
Credit and Debit Card (11) - in millions	135.6	132.9	88.4	86.3	85.2	83.2	81.6	79.3	2.0	59.2
Employees	85,893	85,548	85,027	85,871	86,650	86,622	85,577	84,224	0.4	(0.9)
Employees and Interns	9,605	9,589	9,606	9,439	9,292	9,077	8,971	8,704	0.2	3.4
Foundations' Employees (12)	3,713	3,654	3,696	3,645	3,674	3,575	3,622	3,607	1.6	1.1
Clients - in millions
Checking Accounts	21.2	20.9	20.7	20.4	20.2	20.1	20.0	19.8	1.4	5.0
Savings Accounts (13)	36.2	37.7	35.1	33.9	34.2	35.8	33.8	32.5	(4.0)	5.8
Insurance Group	33.8	30.8	30.3	29.1	28.6	27.5	26.8	26.0	9.7	18.2
- Policyholders	29.2	26.3	25.8	24.6	24.1	23.0	22.4	21.7	11.0	21.2
- Pension Plan Participants	2.0	2.0	2.0	2.0	2.0	2.0	1.9	1.9	-	-
- Savings Bonds Clients	2.6	2.5	2.5	2.5	2.5	2.5	2.5	2.4	4.0	4.0
Bradesco Financiamentos	3.8	4.0	4.1	4.0	4.2	4.9	4.9	5.0	(5.0)	(9.5)

(1) Includes sureties and guarantees, advances of credit card receivables and credit assignments (receivables-backed investment funds and mortgage-backed receivables);
(2) In last twelve months;
(3) Excludes the asset valuation adjustments recorded under Shareholders’ Equity;
(4) Adjusted Net Income in period;
(5) Excluding additional provisions;
(6) Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7) Excludes Sureties and Guarantees, advanced payment of credit card receivables and loan assignments (mortgage-backed receivables and receivables-backed investment funds);
(8) Credits overdue;
(9) (i) As of the third quarter of 2008, calculated in accordance with the new Basel Capital Accord (BIS II). (ii) Excluding: (a) the additional provision that currently comprises the Reference Assets of Tier I Capital, due to CMN Resolution 3,825/09 revoking its use as of April 2010; and (b) the perpetual subordinated debt installment of US$300 million, whose call option was approved by the Central Bank in April 2010 and will adversely impact Tier II, Bradesco’s consolidated adjusted Capital Adequacy Ratio in March 2010 would be 15.7%;
(10) PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company; PAA: service point located in a municipality without a Bank branch;
(11) Includes Prepaid, Private Label, Pague Fácil and Banco Ibi as of the fourth quarter of 2009;
(12) Comprises Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports Association (ADC Bradesco); and
(13) Number of accounts.

Ratings

Main Ratings

Fitch Ratings
International Scale							Domestic Scale
Individual	Support	Domestic Currency		Foreign Currency			Domestic
B/C	3	Long-Term BBB +	Short-Term F2	Long-Term BBB		Short-Term F2	Long-Term AAA (bra)	Short-Term F1 + (bra)

Moody´s Investors Service
Financial Strength	International Scale						Domestic Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit			Domestic Currency
	Long-Term	Long-Term	Short-Term	Long-Term		Short-Term	Long-Term	Short-Term
	Baa2	A1	P - 1	Baa3		P-3	Aaa.br	BR - 1

Standard & Poor's						R&I Inc.	Austin Rating
International Scale - Counterparty Rating				Domestic Scale		International Scale	Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating		Issuer Rating		Long- Term	Short- Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that influenced book net income in the quarters are presented below in a comparative chart:

	R$ million
	1Q10	4Q09	1Q09
Net Income - Book	2,103	2,181	1,723
Non-Recurring Events	44	(342)	233
- Additional PLL	-	-	177
- Records of Tax Credits	(242)	-	-
- Provision for Tax Contingencies	397	-	-
- Provision for Civil Contingencies - Economic Plans	36	111	176
- Law 11,941/09 (REFIS) (1)	-	(388)	-
- Other (2)	-	(23)	-
- Tax Effects	(147)	(42)	(120)
Adjusted Net Income	2,147	1,839	1,956
ROAE %	21.7%(*)	21.4%(*)	21.0%(*)
ROAE (ADJUSTED) %	22.2%(*)	20.3%(*)	24.1% (*)

(*) Annualized ROAE;
(1) Net effect from the payment of taxes under the amnesty program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS); and
(2) R$60 million relative gain from the IPO of Laboratório Fleury obtained through our affiliate Integritas Participações, R$64 million in expenses with impairment testing, R$26 million in allowance for investment losses, and gross gain of R$53 million from the partial divestment of Cetip.

Summarized Analysis of Adjusted Income

To provide a better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book Statement of Income, which is detailed at the end of this Press Release. We emphasize that the Adjusted Statement of Income will be the base used for the analysis and comments of chapters 1 and 2 of this report.

	R$ million
	Adjusted Statement of Income
	1Q10	4Q09	Variation		1Q10	1Q09	Variation
			1Q10 x 4Q09				1Q10 x 1Q09
			Amount	%			Amount	%
Financial Margin	7,689	7,492	197	2.6	7,689	7,115	574	8.1
- Interest	7,406	7,144	262	3.7	7,406	6,422	984	15.3
- Non-Interest	283	348	(65)	(18.7)	283	693	(410)	(59.2)
PLL	(2,188)	(2,695)	507	(18.8)	(2,188)	(2,762)	574	(20.8)
Gross Income from Financial Intermediation	5,501	4,797	704	14.7	5,501	4,353	1,148	26.4
Income fromInsurance, Private Pension Plans and							46	8.6
Savings Bonds Operations (*)	583	484	99	20.5	583	537
Fee and Commission Income	3,124	3,125	(1)	-	3,124	2,723	401	14.7
Personnel Expenses	(2,120)	(2,081)	(39)	1.9	(2,120)	(1,852)	(268)	14.5
Other Administrative Expenses	(2,647)	(2,746)	99	(3.6)	(2,647)	(2,155)	(492)	22.8
Tax Expenses	(749)	(694)	(55)	7.9	(749)	(587)	(162)	27.6
Equity in the Earnings (Losses) of Unconsolidated
Companies	29	82	(53)	(64.6)	29	6	23	383.3
Other Operating Income/Expenses	(550)	(539)	(11)	2.0	(550)	(412)	(138)	33.5
Operating Income	3,171	2,428	743	30.6	3,171	2,613	558	21.4
Non-Operating Income	4	(62)	66	-	4	72	(68)	(94.4)
Income Tax / Social Contribution	(1,010)	(519)	(491)	94.6	(1,010)	(723)	(287)	39.7
Minority Interest	(18)	(8)	(10)	125.0	(18)	(6)	(12)	200.0
Adjusted Net Income	2,147	1,839	308	16.7	2,147	1,956	191	9.8

(*) Result of Insurance, Private Pension and Savings Bond Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims –Drawings and Redemption of Savings Bonds – Selling Expenses for Insurance Plans, Private Pension Plans and Savings Bonds.

Adjusted Net Income and Profitability

In the first quarter of 2010, Adjusted Net Income was R$2,147 million, an increase of 16.7% or R$308 million on the previous quarter. Compared with the same quarter of 2009, this increase was 9.8% or R$191 million. This growth was mainly driven by the better economic environment as of the third quarter of 2009, with lower delinquency and recovery in loan growth.

Shareholders’ Equity stood at R$43,087 million on March 31, 2010, increasing 22.0% from the previous year. The Capital Adequacy Ratio reached 16.8%, 14.3% of which under Tier I Reference Assets.

The main reasons for this result are described below in the analysis of the main income statement items, with the consolidation of the income accounts of Banco Ibi as of November 2009.

Efficiency Ratio

In March 2010, Bradesco’s Efficiency Ratio* stood at 41.2%, up 0.7 p.p. from the end of the previous quarter. The variation was basically due to other administrative and personnel expenses, which were impacted in part by the merger of Banco Ibi and lower non-interest financial margin – offset primarily by the higher revenue.

Compared to the first quarter of 2009, the 1.3 p.p. improvement was mainly due to the higher revenue from financial margin and fee and commission income, and was offset by the recording of allowances for contingencies related to civil claims and by higher personnel and administrative expenses.

* Efficiency Ratio (ER) in last twelve months = Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses / Financial Margin + Income from Insurance + Fee and Commission Income + Equity in the Earnings (Losses) of Unconsolidated Companies – Other Operating Expenses + Other Operating Income. If we considered the ratio between total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the first quarter of 2010 would be 40.5%

Financial Margin

The increase of R$197 million between the first quarter of 2010 and the fourth quarter of 2009 was due to:

· the increase in income from interest-earning operations of R$262 million, mainly due to the higher average volume of loan operations;

offset by:

· the R$65 million reduction in non-interest income caused by the lower treasury/securities gains.

In the comparison between the first quarter of 2010 and the same period of 2009, financial margin improved by R$574 million, or 8.1%, driven by the following factors:

· the R$984 million increase in the result of interest-earning operations as a result of an increase in loans, due to the higher business volume and increased margins;

offset by:

· the decrease in non-interest income of R$410 million, basically derived from lower treasury/securities gains.

Total Loan Portfolio

In March 2010, Bradesco’s loan operations (considering sureties, guarantees, advances of credit card receivables and assignment of receivables-backed investment funds and mortgage-backed securities) totaled R$235.2 billion. This expansion of 3.1% in the quarter was due to growth of 4.8% in the Individuals portfolio, 4.2% in the SME portfolio and 0.7% in the Large Corporate portfolio.

In the comparison between the 12-month periods, the portfolio expanded by 10.4%, composed of the following growth rates: Individuals 16.7%, SMEs 14.5% and Large Corporate 1.7%.

In the Individuals segment, the products registering the strongest growth in the last twelve months were: payroll-deductible loans, credit cards and vehicle loans. In the Corporate segment, growth was led by real estate financing -corporate plans, BNDES/Finame onlending operations and working capital loans.

Allowance for Loan Losses (PLL)

In the first quarter of 2010, the balance of expenses with the allowance for loan losses fell for the third consecutive quarter, by 18.8% from the previous quarter, mainly due to the reduction in the allowance, which occurred despite the 3.1% expansion in the loan portfolio in the first quarter of 2010. Compared to the same period of 2009, expenses in the first quarter of 2010 decreased by 20.8%, demonstrating the growth, accompanied by quality, of Bradesco’s loan portfolio.

Delinquency Ratio > 90 days

The delinquency ratio for credits overdue more than 90 days decreased to 4.4% in the first quarter of 2010, benefitted by the better economic scenario and recovery in economic activity, which fueled growth in loan operations in the quarter.

Improvement was observed in all segments and we expect this trend to continue over the next few months, given the current economic scenario.

Coverage Ratio

The balance of the Allowance for Loan Losses of R$15.8 billion in March 2010 was composed of R$12.8 billion in provisions required by the Central Bank of Brazil and R$3.0 billion in additional provisions.

The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue more than 90 days. In March 2010, the ratio stood at 180.8%, the highest level in the data series and representing a very comfortable level of provisioning, especially when compared to a year earlier (152.4%).

Adjusted Results of the Insurance, Private Pension and Savings Bond Operations

Adjusted Net Income in the first quarter of 2010 was R$703 million, for Return on Average Equity of 27.9% and growth of 16.8% from Adjusted Net Income in the fourth quarter of 2009 of R$602 million.

Compared to the same quarter of 2009, Adjusted Net Income increased by 8.2%.

(1) Excludes additional provisions.

	R$ million (except w hen otherw ise indicated)
	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08	Variation %
									1Q10 x 4Q09	1Q10 x 1Q09
Adjusted Net Income	703	602	607	638	650	550	629	723	16.8	8.2
Insurance Written Premiums, Private Pension Plan	7,196	8,040	6,685	6,094	5,514	6,204	5,822	5,756	(10.5)	30.5
Contributions and Savings Bonds Income (*)
Technical Provisions	77,685	75,572	71,400	68,828	66,673	64,587	62,888	62,068	2.8	16.5
Financial Assets	86,928	83,733	79,875	76,451	73,059	71,309	73,059	70,795	3.8	19.0
Claims Ratio	73.3	74.3	77.2	73.3	73.7	78.0	72.4	73.1	(1.3)	(0.5)
Combined Ratio	85.2	85.3	88.9	85.5	86.2	89.7	84.4	84.9	(0.1)	(1.2)
Policyholders / Participants and Clients (in thousands)	33,768	30,822	30,339	29,178	28,590	27,482	26,858	26,042	9.6	18.1
Market Share fromPremiums fromInsurance, Private
Pension Plan Contribution and Income fromSavings	25.8	23.7	23.5	23.1	23.7	23.8	23.7	23.8	8.9	8.9
Bonds (**)

Note: For comparison purposes, we excluded the ratios of the first quarter of 2010 the build in Technical Provision for benefits to be granted – Remission (Health), and did not consider in the calculation of combined ratios the effects of RN 206/09, which had an effect on health revenues;
(*) Market Share – Excludes the R$345 million (health) impact of RN 206/09 (ANS), which as of January 2010 eliminated PPNG (SES), with revenue from premiums now accounted “Pro-rata temporis.” This accounting change did not affect Earned Premiums.
(**) Data as of January 2010, November 2009, August 2009, May 2009, January 2009, November 2008, July 2008 and May 2008.

In the first quarter of 2010, revenue from the Insurance Group (insurance premiums written, private pension contributions and savings bonds income) decreased by 10.5% from the previous quarter, basically reflecting the seasonality of the fourth quarter of 2009, which historically records stronger growth than the other quarters, mainly due to the high concentration of private pension plan contributions.

The 30.5% increase in production in the first quarter of 2010 compared with the same quarter a year earlier was mainly driven by growth in the products Life, PGBL and VGBL (38.6%), Auto (38.8%) and Savings Bonds (27.4%).

Adjusted Net Income in the first quarter of 2010 grew by 16.8% from the previous quarter, mainly due to the net result of: (i) the improvement of 1.0 percentage point in the claims ratio, despite the severe rain events in São Paulo state during the period; and (ii) the increase in personnel expenses as a result of the collective bargaining agreement, with the base date of January. Note that Adjusted Net Income in the fourth quarter of 2009 was impacted by: (i) expenses with the creation of a provision for insufficient contribution (PIC); and (ii) a technical provision for administrative expenses (PDA) due to the decrease in the interest rate used to calculate these reserves from 4.3% p.a. to 4% p.a.

Adjusted Net Income in the first quarter of 2010 increased by 8.2% from the first quarter of 2009, due to: (i) the revenue growth of 30.5%; (ii) the slight drop in claims, despite the intense rain events in São Paulo state; (iii) the improvement in the financial result; and offset by: (iv) the increase in administrative expenses due to the collective bargaining agreement.

In January 2010, Net Income from Bradesco’s Insurance Group accounted for 40% of net income in Brazil’s entire insurance industry and 53% of the net income from insurance companies associated with banks (Source: Insurance Superintendence – Susep).

Meanwhile, the Insurance Group’s technical provisions represented 31.8% of the insurance industry in January 2010, according to Susep and the National Supplementary Health Agency (ANS).

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules that took effect on January 1, 2008, and also with international standards (Solvency II). The financial leverage ratio stood at 2.7 times Shareholders’ Equity.

Fee and Commission Income

In the first quarter of 2010, Fee and Commission Income totaled R$3,124 million, remaining practically stable in relation to the previous quarter. An important factor was the increase in the credit card line, basically reflecting the impacts from the merger of Banco Ibi as of November 2009, which offset the decrease in revenue from credit and underwriting transactions in the period.

In comparison with the same quarter of 2009, the 14.7% increase was driven by the strong performance of credit card operations, the higher income from underwriting operations and the higher income from fund management due to the expansion in business volume and the client base, which grew some 5% from the previous twelve months.

Personnel Expenses

In the first quarter of 2010, the R$39 million increase from the previous quarter was composed of variations in the following components:

· “structural” - R$10 million, essentially related to the higher expenses with salaries and compulsory social charges resulting from the collective bargaining agreement for insurance workers in January 2010, the change in the Occupational Accident Insurance (SAT) rate and the merger of Banco Ibi and Odontoprev, which were offset by the higher concentration of vacations in the first quarter; and

· “non-structural” – R$29 million, basically related to the higher expenses with the provision for employee profit sharing.

In the comparison with the same quarter last year, the R$268 million increase reflects:

· the R$147 million increase in “structural” expenses related primarily to the higher expenses with salaries, social charges and benefits, which were mainly impacted by the wage increase (6% under the 2009 collective bargaining agreement) and the merger of Banco Ibi; and

· the R$121 million increase in "non-structural expenses”, which was basically due to higher expenses with the provision for employee profit sharing and higher provisions for labor claims.

Note: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension.
Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + Severance Expenses.

Administrative Expenses

Administrative Expenses fell 3.6% from the fourth quarter of 2009, mainly explained by the lower advertising and marketing expenses due to seasonality, which was partially offset by higher expenses with outsourced services.

In comparison with the first quarter of 2009, the 22.8% increase basically reflects the expansion in the Customer Service Network, the higher business volume, the expansion in the client base and the impact of the Banco Ibi merger.

Tax Expenses

Tax expenses in the first quarter of 2010 increased by R$55 million from the prior quarter, basically due to the growth in taxable revenue, especially financial margin.

In comparison with the same period of the previous year, the increase of 27.6% or R$162 million was primarily driven by the higher expenses with PIS/Cofins taxes due to the higher taxable revenue from financial margin and fee and commission income in the period.

Other Operating Income and Expenses

In the first quarter of 2010, other operating expenses, net of other operating income, increased by R$11 million on the previous quarter, primarily due to: (i) higher expenses with the provision for civil contingencies; (ii) higher expenses with goodwill amortization; and offset by (iii) lower expenses with sundry losses.

Compared with the same quarter of 2009, the R$138 million increase in other operating expenses net of other operating income basically reflects: (i) higher expenses with provisions for civil contingencies; (ii) higher expenses with goodwill amortization; and (iii) higher expenses with sundry losses.

Income Tax and Social Contribution

The R$491 million contraction in the first quarter of 2010 from the previous quarter is basically explained by the increase in taxable income.

In comparison with the first quarter of 2009, income tax and social contribution rose by 39.7%, due to the higher operating income in the first quarter of 2010.

Tax credits from prior periods, which resulted from the increase in the CSLL tax rate to 15%, are recorded in the book financial statements up to the limit of corresponding consolidated tax liabilities. The balance of unused tax credits is R$736 million. Further details can be found in Note 34 to the Financial Statements.

Unrealized Gains

Unrealized gains totaled R$10,911 million in the first quarter of 2010, up R$788 million from the previous quarter. The variation was mainly represented by: (i) gains on investments, in particularly from our remaining interest in Cielo; and (ii) the increase in unrealized gains in the held-to-maturity securities portfolio.

Economic Scenario

The recovery in the world economy continues to advance, despite the more pessimistic predictions. The performance of the U.S. economy, in particular, has been quite surprising, and, combined with robust growth in the developing world, has led to recovery in production, trade and employment levels worldwide. Asia and Latin America continue to lead the recovery among emerging markets, led by China and Brazil. Meanwhile, Europe, through Germany and France, is showing signs of recovery, while more fiscally vulnerable countries, like Greece, Portugal, Spain, Ireland and the United Kingdom, will have to make important adjustments to their economies to address the high public-sector deficits, which should lead to slower growth in the region in the medium term. However, fiscal imbalances will remain on the radar for several quarters, however, these issue should not prevent the slow (albeit consistent and sustainable) recovery in the world economy.

Brazil remains a highlight in the global economy, demonstrating an unmatched capacity to respond to the crisis, and is now benefitting from internal growth dynamics, with the economic recovery expanding to include all sectors, even those not directly benefitted by government incentives. This dynamic is rooted in the strong job market and income growth, which has led to strong growth in investment in the industrial sector and one of the highest diffusion rates in recent history. The 31.4% increase in capital goods production since the onset of the recovery in March last year shows the extent to which Brazilian companies are preparing for this strong cycle of demand growth. Despite the growth in investment, capacity utilization has increased rapidly, generating increased inflationary pressures in the industrial sector and for consumers.

In view of these indicators and the prospects for the favorable scenario remaining in place, we have revised our forecast for Brazil GDP growth in 2010 to 6.4%. Annual inflation in 2010, which should reach 8.0% for the IGP-M reading and 5.5% for the IPCA reading, is expected to lead the Central Bank to concentrate its hikes in the Selic basic interest rate somewhat more than in our previous forecast, with a cumulative hike of 2.25 p.p. in three meetings and continuing the tightening cycle into 2011, taking the Selic rate to 12.25%. In spite of the higher interest rates, the outlook for growth in employment and income levels, as well as for output in the industrial, agricultural and services sectors, remains extremely favorable.

Main Economic Indicators

Main Indicators (%)	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Interbank Deposit Certificate (CDI)	2.02	2.12	2.18	2.37	2.89	3.32	3.21	2.74
Ibovespa	2.60	11.49	19.53	25.75	8.99	(24.20)	(23.80)	6.64
USD – Commercial Rate	2.29	(2.08)	(8.89)	(15.70)	(0.93)	22.08	20.25	(8.99)
General Price Index - Market (IGP-M)	2.77	(0.11)	(0.37)	(0.32)	(0.92)	1.23	1.54	4.34
CPI (IPCA – IBGE)	2.06	1.06	0.63	1.32	1.23	1.09	1.07	2.09
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.54	1.54	1.54	1.54	1.54
Reference Interest Rate (TR)	0.08	0.05	0.12	0.16	0.37	0.63	0.55	0.28
Savings Accounts	1.59	1.56	1.63	1.67	1.89	2.15	2.06	1.80
Business Days (number)	61	63	65	61	61	65	66	62
Indicators (Closing Rate)	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08
USD – Commercial Selling Rate – (R$)	1.7810	1.7412	1.7781	1.9516	2.3152	2.3370	1.9143	1.5919
Euro – (R$)	2.4076	2.5073	2.6011	2.7399	3.0783	3.2382	2.6931	2.5063
Country Risk (points)	185	192	234	284	425	428	331	228
Selic – Basic Interest Rate (Copom) (% p. a.)	8.75	8.75	8.75	9.25	11.25	13.75	13.75	12.25
BM&F Fixed Rate 1 year (% p.a.)	10.85	10.46	9.65	9.23	9.79	12.17	14.43	14.45

Projections through 2012

%	2010	2011	2012
USD - Commercial Rate (year-end) - R$	1.90	1.95	2.00
Extended Consumer Price Index (IPCA)	5.50	4.70	4.50
General Price Index - Market (IGP-M)	8.00	4.85	4.50
Selic (year-end)	11.00	12.25	10.75
Gross Domestic Product (GDP)	6.40	4.30	4.40

Guidance

Bradesco’s Outlook for 2010

This guidance contains forward-looking statements that are subject to risks and uncertainties, since they are based on Management’s expectations and assumptions and on the information available to the market as of the present date.

Loan Portfolio	21 to 25%
Individuals	16 to 20%
Corporate	25 to 29%
SMEs	28 to 32%
Large Corporates	22 to 26%
Products
Vehicles	10 to 14%
Cards	9 to 13%
Real Estate Financing (origination)	R$6.5 bi
Payroll Deductible Loans	32 to 36%
Financial Margin(1)	14 to 18%
Fee and Commission Income	7 to 11%
Operating Expenses (2)	9 to 13%
Insurance Premiums	10 to 12%

(1) Under the current criterion, guidance for Financial Margin; and
(2) Administrative and Personnel Expenses.

Statement of Income – Book vs. Managerial vs. Adjusted

Analytical Breakdown of Statement of Book vs. Managerial Income vs. Adjusted

First quarter of 2010

	R$ million
	1Q10
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,002	(105)	35	(60)	(240)	-	-	-	57	7,689	-	7,689
PLL	(2,159)	-	-	-	70	(99)	-	-	-	(2,188)	-	(2,188)
Gross Income from Financial Intermediation	5,843	(105)	35	(60)	(170)	(99)	-	-	57	5,501	-	5,501
Income from Insurance, Private Pension Plans and
Savings Bonds Operations (*)	583	-	-	-	-	-	-	-	-	583	-	583
Fee and Commission Income	3,080	-	-	-	-	-	44	-	-	3,124	-	3,124
Personnel Expenses	(2,120)	-	-	-	-	-	-	-	-	(2,120)	-	(2,120)
Other Administrative Expenses	(2,564)	-	-	-	-	-	-	(83)	-	(2,647)	-	(2,647)
Tax Expenses	(743)	-	-	-	-	-	-	-	(6)	(749)	-	(749)
Equity in the Earnings (Losses) of Unconsolidated
Companies	29	-	-	-	-	-	-	-	-	29	-	29
Other Operating Income/Expenses	(1,322)	105	(35)	60	170		(44)	83	-	(983)	433	(550)
Operating Income	2,786	-	-	-	-	(99)	-	-	51	2,738	433	3,171
Non-Operating Income	(95)	-	-	-	-	99	-	-	-	4	-	4
Income Tax / Social Contribution and Minority Interest	(588)	-	-	-		-	-	-	(51)	(639)	(389)	(1,028)
Net Income	2,103	-	-	-	-	-	-	-	-	2,103	44	2,147

(1) Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8) The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9) For more information see page 8 of this chapter.
(*) Result of Insurance, Private Pension and Savings Bonds Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Fourth quarter of 2009

	R$ million
	4Q09
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,098	(116)	119	(155)	(372)	-	-	-	(106)	7,468	24	7,492
PLL	(2,730)	-	-	-	159	(124)	-	-	-	(2,695)	-	(2,695)
Gross Income from Financial Intermediation	5,368	(116)	119	(155)	(213)	(124)	-	-	(106)	4,773	24	4,797
Income from Insurance, Private Pension Plans and
Savings Bonds Operations (*)	484	-	-	-	-	-	-	-	-	484	-	484
Fee and Commission Income	3,094	-	-	-	-	-	31	-	-	3,125	-	3,125
Personnel Expenses	(2,081)	-	-	-	-	-	-	-	-	(2,081)	-	(2,081)
Other Administrative Expenses	(2,674)	-	-	-	-	-	-	(72)	-	(2,746)	-	(2,746)
Tax Expenses	(708)	-	-	-	-	-	-	-	14	(694)	-	(694)
Equity in the Earnings (Losses) of Unconsolidated
Companies	142	-	-	-	-	-	-	-	-	142	(60)	82
Other Operating Income/Expenses	(734)	116	(119)	155	213	-	(31)	72	-	(328)	(211)	(539)
Operating Income	2,891	-	-	-	-	(124)	-	-	(92)	2,675	(247)	2,428
Non-Operating Income	(133)	-	-	-	-	124	-	-	-	(9)	(53)	(62)
Income Tax / Social Contribution and Minority Interest	(577)	-	-	-		-	-	-	92	(485)	(42)	(527)
Net Income	2,181	-	-	-	-	-	-	-	-	2,181	(342)	1,839

(1) Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(5) Losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8) The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9) For more information see page 8 of this chapter.
(*) Result of Insurance, Private Pension and Savings Bonds Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

First quarter of 2009

	R$ million
	1Q09
	Accounting Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Effects (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	7,752	(124)	25	(195)	(252)	-	-	-	(91)	7,115	-	7,115
PLL	(2,920)	-	-	-	(19)	-	-	-	-	(2,939)	177	(2,762)
Gross Income from Financial Intermediation	4,832	(124)	25	(195)	(271)	-	-	-	(91)	4,176	177	4,353
Income from Insurance, Private Pension Plans and
Savings Bonds Operations (*)	537	-	-	-	-	-	-	-	-	537	-	537
Fee and Commission Income	2,750	-	-	-	-	(61)	34	-	-	2,723	-	2,723
Personnel Expenses	(1,852)	-	-	-	-	-	-	-	-	(1,852)	-	(1,852)
Other Administrative Expenses	(2,158)	-	-	-	-	61	-	(58)	-	(2,155)	-	(2,155)
Tax Expenses	(597)	-	-	-	-	-	-	-	10	(587)	-	(587)
Equity in the Earnings (Losses) of Unconsolidated
Companies	6	-	-	-	-	-	-	-	-	6	-	6
Other Operating Income/Expenses	(1,066)	124	(25)	195	160	-	(34)	58	-	(588)	176	(412)
Operating Income	2,452	-	-	-	(111)	-	-	-	(81)	2,260	353	2,613
Non-Operating Income	(39)	-	-	-	111	-	-	-	-	72	-	72
Income Tax / Social Contribution and Minority Interest	(690)	-	-	-		-	-	-	81	(609)	(120)	(729)
Net Income	1,723	-	-	-	-	-	-	-	-	1,723	233	1,956

(1) Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2) Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(3) Interest Income/Expenses from the Financial Segment were reclassified from the item “Other Operating Revenues/Expenses” to the item “Financial Margin”;
(4) Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Revenues/Expenses” and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin”; and losses from the Sale of Foreclosed Assets – BNDU classified under the item “Non-Operating Income”, were reclassified to the item “PDD Expenses - Allowance for Loan Losses”;
(5) Outsourced services expenses classified under item “Other Administrative Expenses” were reclassified to item “Fee and Commission Income”
(6) Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Fee and Commission Income”;
(7) Credit Card Operations Interchange Expenses classified under the item “Other Operating Revenues/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8) The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income; and
(9) For more information see page 8 of this chapter.
(*) Result of Insurance, Private Pension and Savings Bonds Operations = Insurance, Private Pension and Savings Bond Retained Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Consolidated Balance Sheet and Adjusted Statement of Income

Balance Sheet

								R$ million
	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08
Assets
Current and Long-Term Assets	522,709	496,028	477,458	474,301	474,124	446,802	416,161	397,746
Funds Available	8,705	6,947	8,571	9,001	7,533	9,295	7,259	5,134
Interbank Investments	97,165	110,797	97,487	89,636	93,342	74,191	57,351	73,692
Securities and Derivative Financial Instruments	157,309	146,619	147,724	146,110	130,816	131,598	132,373	118,956
Interbank and Interdepartmental Accounts	36,674	18,723	17,718	16,620	15,691	13,804	27,081	26,163
Loan and Leasing Operations	181,490	172,974	163,699	160,174	160,975	160,500	153,335	140,324
Allow ance for Loan Losses (PLL)	(15,836)	(16,313)	(14,953)	(13,871)	(11,424)	(10,263)	(9,136)	(8,652)
Other Receivables and Assets	57,202	56,281	57,212	66,631	77,191	67,677	47,898	42,129
Permanent Assets	9,917	10,195	8,228	8,177	8,017	7,611	6,501	5,486
Investments	1,537	1,549	1,392	1,359	1,400	1,048	823	784
Premises and Leased Assets	3,244	3,418	3,272	3,300	3,286	3,250	2,309	2,198
Intangible Assets	5,136	5,228	3,564	3,518	3,331	3,313	3,369	2,504
Total	532,626	506,223	485,686	482,478	482,141	454,413	422,662	403,232
Liabilities
Current and Long-Term Liabilities	488,431	463,350	446,152	444,574	446,225	419,561	387,640	369,151
Deposits	170,722	171,073	167,987	167,512	169,104	164,493	139,170	122,752
Federal Funds Purchased and Securities Sold under	128,172	113,273	102,604	99,710	91,659	79,977	87,464	98,278
Agreements to Repurchase
Funds from Issuance of Securities	8,550	7,482	7,111	7,694	9,280	9,011	6,535	5,455
Interbank and Interdepartmental Accounts	2,063	2,950	2,257	1,904	2,287	2,914	2,538	2,458
Borrow ing and Onlending	30,208	27,328	27,025	29,081	30,420	31,947	31,979	24,736
Derivative Financial Instruments	2,469	531	1,669	2,599	2,294	2,042	2,326	1,598
Provisions for Insurance, Private Pension Plans	77,685	75,572	71,401	68,829	66,673	64,587	62,888	62,068
and Savings Bonds
Other Liabilities	68,562	65,141	66,098	67,245	74,508	64,590	54,740	51,806
Deferred Income	292	321	297	272	273	274	227	208
Minority Interest in Subsidiaries	816	798	360	355	337	321	627	162
Shareholders' Equity	43,087	41,754	38,877	37,277	35,306	34,257	34,168	33,711
Total	532,626	506,223	485,686	482,478	482,141	454,413	422,662	403,232

Consolidated Balance Sheet and Adjusted Statement of Income
Adjusted Statement of Income

								R$ million
	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Financial Margin	7,689	7,492	7,587	7,560	7,115	5,924	5,674	5,959
Interest	7,406	7,144	6,891	6,771	6,422	5,944	5,815	5,632
Non-Interest	283	348	696	789	693	(20)	(141)	327
PLL	(2,188)	(2,695)	(2,908)	(3,118)	(2,762)	(1,888)	(1,671)	(1,752)
Gross Income from Financial Intermediation	5,501	4,797	4,679	4,442	4,353	4,036	4,003	4,207
Income from Insurance, Private Pension Plans and Savings	583	484	433	529	537	544	629	567
Bonds Operations (*)
Fee and Commission Income	3,124	3,125	2,857	2,911	2,723	2,698	2,698	2,657
Personnel Expenses	(2,120)	(2,081)	(2,126)	(1,908)	(1,852)	(1,932)	(1,889)	(1,775)
Other Administrative Expenses	(2,647)	(2,746)	(2,359)	(2,233)	(2,155)	(2,298)	(2,130)	(2,002)
Tax Expenses	(749)	(694)	(639)	(615)	(587)	(498)	(540)	(573)
Equity in the Earnings (Losses) of Unconsolidated Companies	29	82	39	13	6	47	23	33
Other Operating Revenues and Expenses	(550)	(539)	(539)	(459)	(412)	(259)	(223)	(417)
- Other Operating Revenues	265	279	209	311	198	212	318	124
- Other Operating Expenses	(815)	(818)	(748)	(770)	(610)	(471)	(541)	(541)
Operating Income	3,171	2,428	2,345	2,680	2,613	2,338	2,571	2,697
Non-Operating Income	4	(62)	63	37	72	96	45	58
Income Tax and Social Contribution	(1,010)	(519)	(607)	(717)	(723)	(611)	(696)	(750)
Minority Interest	(18)	(8)	(6)	(4)	(6)	(17)	(10)	(3)
Adjusted Net Income	2,147	1,839	1,795	1,996	1,956	1,806	1,910	2,002

(*)	Results from Insurance, Private Pension and Savings Bonds Operations = Retained Insurance, Private Pension Plan and Savings Bonds Premiums – Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Private Pension Plan and Savings Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Financial Margin – Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	1Q10	4Q09	1Q09	Variation
				Quarter	12M
Interest - due to volume				269	656
Interest - due to spread				(7)	328
- Financial Margin - Interest	7,406	7,144	6,422	262	984
- Financial Margin - Non-Interest	283	348	693	(65)	(410)
Financial Margin	7,689	7,492	7,115	197	574
Average Margin Rate (*)	8.1%	8.1%	7.8%
(*) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments – Permanent Assets) Annualized

Financial margin was R$7,689 million in the first quarter of 2010, 2.6% or R$197 million higher than in the previous quarter. Note that this increase comes from “interest” financial margin, which was positively impacted by the higher average volume of transactions, which contributed R$269 million, and partially offset by the lower average spread of R$7 million in the period.

In relation to the first quarter of 2009, financial margin grew by 8.1% or R$574 million. This variation was impacted by the R$984 million increase in “interest” financial margin, R$359 million of which refer to the merger of Banco Ibi, offset by the “non-interest” financial margin drop of R$410 million, as a result of lower gains from “Securities/Other”.

Financial Margin - Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	1Q10	4Q09	1Q09	Variation
				Quarter	12M
Loans	5,630	5,373	4,576	257	1,054
Funding	593	603	749	(10)	(156)
Insurance	744	697	578	47	166
Securities/Other	439	471	519	(32)	(80)
Financial Margin	7,406	7,144	6,422	262	984

The performance of the interest financial margin was driven by the growth of loan operations, and its business strategy focused on individuals and small to medium sized companies.

In the comparison between quarters, “interest” financial margin grew by 3.7%, or R$262 million, posting R$7,406 million in the first quarter of 2010 and R$7,144 million in the previous quarter. This growth was led by the “loans” line, details of which can be found in the item Loan Financial Margin – Interest.

In the first quarter of 2010, “interest” financial margin grew by 15.3% or R$984 million, compared with the first quarter of 2009. The line that most contributed to this growth was “loans,” with highlights to the merger of Banco Ibi, which contributed R$ 359 million. Such effect was partially offset by the decrease in the “funding” and “Securities/Other” lines, whose spreads were lower due to the decrease in interest rates.

Financial Margin - Interest

Interest Financial Margin Rates

The annualized “interest” financial margin rate in relation to total average assets was 7.8% in the first quarter of 2010, the same result as in the previous quarter. In relation to the first quarter of 2009, the 0.8 p.p. positive variation reflects: (i) higher average volume of operations with individuals with higher spreads; (ii) better funding conditions, given the decrease in funding costs and (iii) the merger of Banco Ibi.

Interest Financial Margin – Annualized Average Rates

	R$ million (except %)
	1Q10			4Q09
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	5,630	194,704	12.08%	5,373	187,247	11.98%
Funding	593	221,851	1.07%	603	216,792	1.12%
Insurance	744	76,591	3.94%	697	73,767	3.83%
Securities/Other	439	110,367	1.60%	471	107,364	1.77%
Financial Margin	7,406	-	-	7,144	-	-

	1Q10			1Q09
	Interest	Average Balance	Average Rate	Interest	Average Balance (1)	Average Rate
Loans	5,630	194,704	12.08%	4,576	178,106	10.68%
Funding	593	221,851	1.07%	749	210,085	1.43%
Insurance	744	76,591	3.94%	578	66,035	3.55%
Securities/Other	439	110,367	1.60%	519	99,693	2.10%
Financial Margin	7,406	-	-	6,422	-	-
(1) To improve comparability, we included card operations (cash and credit purchase from merchants) from prior periods.

Loan Financial Margin - Interest

Loan Financial Margin – Breakdown

	R$ million
	Financial Margin - Loan
	1Q10	4Q09	1Q09	Variation
				Quarter	12M
Interest - due to volume				216	480
Interest - due to spread				41	574
Interest Financial Margin	5,630	5,373	4,576	257	1,054
Revenues	9,210	8,888	8,733	322	477
Expenses	(3,580)	(3,515)	(4,157)	(65)	577

“Interest" financial margin from loan operations in the first quarter of 2010 performed better than both the fourth quarter and the first quarter of 2009. The increase was influenced by the return of favorable macroeconomic and loan scenarios, a drop in interest rates and the extension of financing and loan terms, all of which favored household consumption and business investments.

In the first quarter of 2010, “interest” financial margin from loan operations was R$5,630 million, a growth of 4.8%, or R$257 million, in relation to the fourth quarter of 2009. This variation was positively impacted by R$216 million from higher average business volume, growth led by the following products: payroll-deductible loans, vehicle financing (CDC), BNDES/Finame onlending and working capital.

In relation to the first quarter of 2009, financial margin grew by 23.0%, or R$1,054 million. This variation was positively impacted by a R$480 million expansion in average transaction volume, due principally to the merger of Banco Ibi and by R$574 million, due to the increase in average spread, resulting from the reduction of funding costs and an increase in the average volume of operations with higher margins.

As for the good performance of the credit portfolio, upon comparing the first quarter of 2010 to the same period last year, we can highlight the following products in the individual segment: payroll-deductible loans, credit cards, supported by the merger of Banco Ibi operations and vehicle financing (CDC). In the corporate segment, the following products stood out: mortgages – corporate plans, BNDES/Finame onlending and working capital.

Loan Financial Margin - Interest

Loan Financial Margin – Net Margin

The above graph presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (basically the accrued Interbank Deposit Certificate – CDI over rate in the period).

The PLL curve shows delinquency costs, which are represented by the Allowance for Loan Losses (PLL) expenses plus discounts granted in negotiations and net of loan recoveries, the result of the sale of foreclosed assets and other items.

The net margin curve presents the result of loan interest income, net of losses, which in the first quarter of 2010 recorded growth on the previous quarter of 28.5%, which was due to lower delinquency costs and the higher average volume of business.

Loan Financial Margin - Interest

Total Loan Portfolio

Loan operations (including sureties, guarantees, advances of credit card receivables and assignments of receivables-backed investment funds and mortgage-backed receivables) ended the first quarter of 2010 at R$235.2 billion, an increase of 10.4% in the last twelve months and 3.1% on the previous quarter.

Strong growth of R$7.2 billion stood out during the quarter, keeping in mind that first quarters are historically marked by a reduction in the level of economic activity.

Loan Portfolio Breakdown by Product and Type of Client (Individuals and Corporate)

A breakdown of loan products for Individuals is presented below:

Individuals	R$ million			Variation %
	Mar10	Dec09	Mar09	Quarter	12M
Vehicles - CDC	20,609	18,711	19,540	10.1	5.5
Leasing	11,329	12,323	12,575	(8.1)	(9.9)
Credit Card (1)	14,195	14,564	8,986	(2.5)	58.0
Personal Loan	9,342	8,903	8,179	4.9	14.2
Payroll Deductible Loan (2)	11,491	9,450	6,978	21.6	64.7
Rural Loan	4,785	4,866	4,063	(1.7)	17.8
BNDES/Finame Onlending	3,439	2,879	2,876	19.4	19.6
Real Estate Financing (3)	3,189	3,031	2,622	5.2	21.6
Overdraft Facilities	2,635	2,267	2,413	16.2	9.2
Sureties and Guarantees	551	412	387	33.9	42.5
Other (4)	4,448	4,680	5,075	(5.0)	(12.4)
Total	86,012	82,085	73,694	4.8	16.7
(1) In March 2010, includes R$3.7 billion related to the merger of Banco Ibi and in December 2009 R$3.3 billion.
(2) In March 2010, includes loan assignments (receivables-backed investment funds) of R$360 million, R$351 million in December 2009 and R$381 million in March 2009;
(2) In March 2010, includes loan assignments (mortgage-backed receivables) of R$354 million, R$378 million in December 2009 and R$354 million in March 2009; and
(3) In March 2010, includes loan assignments (receivables-backed investment funds) related to acquisitions of goods of R$18 million, R$24 million in December 2009 and R$41 million in March 2009.

The individuals segment, which recorded growth of 16.7% in the last twelve months, was led by our payroll-deductible loans, vehicle/CDC financing, and credit cards. In the first quarter of 2010, this segment grew by 4.8%, when compared to the previous quarter, and the products that most contributed to this growth were: payroll-deductible loans and vehicle financing (CDC).

Loan Financial Margin - Interest

A breakdown of growth in loan products in the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Mar10	Dec09	Mar09	Quarter	12M
Working Capital	29,526	27,676	25,795	6.7	14.5
Export Financing	8,016	8,750	13,922	(8.4)	(42.4)
BNDES/Finame Onlending	16,762	15,361	13,639	9.1	22.9
Operations Abroad	14,017	13,128	11,410	6.8	22.8
Overdraft Account	8,226	8,369	9,134	(1.7)	(9.9)
Leasing	8,642	8,896	9,013	(2.9)	(4.1)
Credit Card	7,738	7,314	6,674	5.8	15.9
Rural Loan	4,144	4,122	3,661	0.5	13.2
Vehicles - CDC	3,062	2,949	3,099	3.8	(1.2)
Real Estate Financing - Corporate Plans(1)	5,119	4,745	3,554	7.9	44.0
Sureties and Guarantees (2)	34,162	34,256	30,325	(0.3)	12.7
Other	9,812	10,427	9,073	(5.9)	8.1
Total	149,226	145,993	139,299	2.2	7.1
(1) Includes loan assignments (mortgage-backed receivables) of R$388 million in March 2010, R$393 million in December 2009 and R$303 million in March 2009; and
(2) Around 90% of surety and guarantees from corporate clients are carried out with large corporations.

The corporate segment grew by 7.1% in the last twelve months and 2.2% in the quarter. The main highlights for both periods were real estate financing – corporate plans, BNDES/Finame onlending and working capital.

Loan Portfolio – Consumer Financing

The graph below shows the types of credit related to “Consumer Financing” to individuals (CDC/vehicle leasing, personal loans, financing of goods, revolving credit cards and cash and installment purchases from merchants).

Consumer financing amounted to R$68.2 billion, for growth of 4.5% in the quarter and 18.2% in the last twelve months. Growth was led by vehicle financing (CDC/Leasing) and payroll-deductible loans, which together amounted to R$43.4 billion, accounting for 63.6% of the total consumer financing balance and, given the guarantees and characteristics, providing the portfolio with an adequate level of credit risk.

Loan Financial Margin - Interest

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Mar10	Dec09	Mar09	Quarter	12M
CDC Portfolio	23,671	21,660	22,639	9.3	4.6
Individuals	20,609	18,711	19,540	10.1	5.5
Corporate	3,062	2,949	3,099	3.8	(1.2)
Leasing Portfolio	17,291	18,522	18,746	(6.6)	(7.8)
Individuals	11,329	12,323	12,575	(8.1)	(9.9)
Corporate	5,962	6,199	6,171	(3.8)	(3.4)
Finame Portfolio	3,590	3,984	4,085	(9.9)	(12.1)
Individuals	108	117	78	(7.7)	38.5
Corporate	3,482	3,867	4,007	(10.0)	(13.1)
Total	44,552	44,166	45,470	0.9	(2.0)
Individuals	32,046	31,151	32,193	2.9	(0.5)
Corporate	12,506	13,015	13,277	(3.9)	(5.8)

Vehicle financing operations totaled R$44.6 billion in March 2010, for an increase of 0.9% on the previous quarter and a decrease of 2.0% in relation to the first quarter of 2009. Of the total Vehicle Portfolio, nearly 53.1% refers to CDC, 38.8% to Leasing and 8.1% to Finame. Individuals represented 71.9% of the portfolio, and Corporate Clients the remaining 28.1%.

Loan Portfolio - By Type

The table below presents all operations with credit risk (including sureties and guarantees, advances on credit card receivables, loan assignments, and other operations with some type of credit risk), which increased by 4.2% in the quarter and 10.5% in the last twelve months.

	R$ million
	Mar10	Dec09	Mar09
Loans and Discounted Securities	92,366	86,808	77,599
Financings	56,537	52,730	51,011
Rural and Agribusiness Financing	12,338	11,968	10,703
Leasing Operations	20,249	21,468	21,662
Advances on Exchange Contracts	5,126	5,603	10,220
Other Loans	11,491	12,412	8,853
Total Loan Operations (1)	198,107	190,989	180,048
Sureties and Guarantees Provided (Clearing Accounts) (2)	34,714	34,668	30,712
Other (3)	1,298	1,277	1,154
Total Exposures - Loan Operations	234,119	226,934	211,914
Loan Assignments (FIDC / CRI)	1,119	1,144	1,079
Total	235,238	228,078	212,993
Other Operations w ith Credit Risk (4)	22,828	19,646	20,566
Total Operations with Credit Risk	258,066	247,724	233,559
(1) Concept determined by the Central Bank of Brazil;
(2) Operations in which Banco Bradesco S/A – Grand Cayman branch was the beneficiary were not considered, and for comparison purposes the previous periods were adjusted;
(3) Refers to advances of credit card receivables; and
(4) Includes operations involving interbank deposit certificates, debentures, commercial paper, international treasury, swaps, forward currency contracts and investments in receivables-backed investment funds and mortgage-backed receivables.

Loan Financial Margin - Interest

Portfolio Concentration – by Sector*

The distribution of the loan portfolio by sector of economic activity did not change significantly, as shown in the table below:

Activity Sector	R$ million
	Mar10%		Dec09%		Mar09%
Public Sector	1,546	0.8	1,621	0.8	1,562	0.9
Private Sector	196,561	99.2	189,368	99.2	178,486	99.1
Corporate	111,832	56.4	108,447	56.8	105,979	58.9
Industry	39,351	19.9	39,285	20.6	40,871	22.7
Commerce	27,004	13.6	26,436	13.8	24,040	13.4
Financial Intermediaries	788	0.4	821	0.4	1,105	0.6
Services	42,104	21.3	39,250	20.6	37,268	20.7
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	2,585	1.3	2,654	1.4	2,697	1.5
Individuals	84,729	42.8	80,922	42.4	72,506	40.3
Total	198,107	100.0	190,989	100.0	180,048	100.0
(*) Concept determined by the Central Bank of Brazil.

Changes in the Loan Portfolio*

The R$31.6 billion in assets from new loan contracts more than offset the volume of operations that were settled or transferred to losses in the period, enabling growth of R$18.1 billion in the loan portfolio in the last twelve months. This fact demonstrates Bradesco’s excellent capacity to expand and diversify its customer base, thereby avoiding portfolio concentration.

* Concept determined by the Central Bank of Brazil.

Loan Financial Margin - Interest

Changes in the Loan Portfolio - By Rating

In the chart below, we show that both new borrowers, as well as remaining debtors from March 2009, presented a good level of credit quality (AA-C), demonstrating the adequacy and consistency of the credit policy and credit rating instruments used by Bradesco.

Changes in the Loan Portfolio by Rating between March 2009 and 2010
Rating	Total Loans in March 2010		New Borrowers between April 2009 and March 2010		Remaining Borrowers in March 2009
	R$ million	%	R$ million	%	R$ million	%
AA - C	180,984	91.4	28,996	91.7	151,988	91.3
D	3,961	2.0	555	1.7	3,406	2.0
E - H	13,162	6.6	2,073	6.6	11,089	6.7
Total	198,107	100.0	31,624	100.0	166,483	100.0

Loan Portfolio – by Client Portfolio

The table below presents a breakdown of the loan portfolio by client profile, with growth in the balance of the Individuals and Micro, Small and Mid-Sized Companies portfolios, both in the quarter and in the last twelve months.

The Large Corporations portfolio, on the other hand, was negatively affected primarily by the appreciation of the Brazilian real during the last twelve months, as detailed in the Loan Portfolio – By Currency item.

Type of Client	R$ million			Variation %
	Mar10	Dec09	Mar09	Quarter	12M
Large Corporates	50,343	49,695	52,662	1.3	(4.4)
SMEs	63,034	60,372	54,879	4.4	14.9
Individuals	84,729	80,922	72,507	4.7	16.9
Total Loan Operations (1)	198,107	190,989	180,048	3.7	10.0
(1) Concept determined by the Central Bank of Brazil.

Loan Portfolio – By Client Portfolio and Rating (%)

The increase in the share of loans rated between “AA –C” compared with the previous quarter reflects an improvement of the loan portfolio, as a result not only of the quality of our credit policy and processes, but also of the improvement in the economic scenario and favorable outlook in the period, as compared to the previous quarter, when the rating profile of clients was still impacted by the effects of the global financial crisis.

Type of Client	By Rating
	Mar10			Dec09			Mar09
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	97.1	1.2	1.6	97.0	1.1	1.9	98.0	1.0	1.0
SMEs	90.8	2.5	6.7	90.2	2.6	7.1	92.0	2.6	5.4
Individuals	88.3	2.1	9.6	87.4	2.0	10.6	88.8	2.2	9.0
Total	91.4	2.0	6.6	90.8	2.0	7.2	92.5	2.0	5.6

Loan Financial Margin - Interest

Loan Portfolio – By Business Segment

The table below shows the growth in the shares of individual business segments in Bradesco’s total loan portfolio. We highlight, in the quarter and in the last twelve months, the growth in the “Retail/Postal” and “Prime” segments.

The Banco Ibi operations, which were incorporated in the fourth quarter of 2009, boosted growth (50.2%) in the “Bradesco Promotora de Vendas and Other” segment in the last twelve months. Not considering Banco Ibi operations, growth in this segment would be 15.0% in the period.

Business Segments	R$ million						Variation %
	Mar10%		Dec09%		Mar09%		Quarter	12M
Retail / Postal	63,594	32.1	60,190	31.5	53,657	29.8	5.7	18.5
Corporate	59,566	30.1	56,249	29.4	59,529	33.1	5.9	0.1
Bradesco Financiamentos	27,885	14.1	28,558	15.0	28,132	15.6	(2.4)	(0.9)
Middle Market	24,664	12.4	23,889	12.5	22,832	12.7	3.2	8.0
Bradesco Promotora de Vendas and Other	15,982	8.1	16,004	8.4	10,637	5.9	(0.1)	50.2
Prime	6,416	3.2	6,098	3.2	5,261	2.9	5.2	22.0
Total	198,107	100.0	190,989	100.0	180,048	100.0	3.7	10.0

Loan Portfolio – By Currency

Despite the increase in volume of foreign currency operations, these transactions’ share remained steady in the last twelve months.

The balance of foreign currency-indexed and/or denominated loans and onlending operations (excluding ACCs) totaled US$8.8 billion in March 2010, which represented a growth - in terms of U.S. dollars - by 47.0% in the last twelve months and 4.1% in the quarter (and in terms of Brazilian reais by 13.1% and 6.5%, respectively). Foreign currency operations totaled R$15.7 billion (R$14.8 billion in December 2009 and R$13.9 billion in March 2009).

In March 2010, total loan operations with domestic currency stood at R$182.4 billion (R$176.2 billion in December 2009 and R$166.1 billion in March 2009), representing an increase of 9.8% in the last twelve months.

Loan Portfolio - By Debtor

In the first quarter of 2010, the credit exposure levels of the 100 largest debtors were less concentrated upon comparison with the previous quarter.

Loan Financial Margin - Interest

Loan Portfolio – By Flow of Maturities

The flow of maturities of performing loan operations and/or installments coming due presented an extended profile, mainly thanks to CDC/vehicle leasing and real estate financing operations which have inherently longer terms, but also have lower risk, due to the characteristics and guarantees typically involved.

Loan Financial Margin - Interest

Loan Portfolio – Delinquency over 90 days

As expected, the delinquency ratio for operations over 90 days declined in the first quarter of 2010, benefited by improved economic indicators in the period, driven by the recovery in economic activity, which allowed for improvement in loan operations. Bradesco ended the quarter with delinquency of 4.4%, likely to drop in the coming months.

The graph below presents the slight decrease in delinquency for operations overdue from 61 to 90 days compared to the same quarter in the year before, yet in the quarterly comparison this indicator remains steady.

Loan Financial Margin - Interest

Analysis of delinquency by client type shows that operations overdue from 61 to 90 days slightly decreased for Individuals and remained steady for Corporate clients.

Loan Financial Margin - Interest

PLL vs. Delinquency vs. Losses

The total volume of Allowance for Loan Losses (PLL) was R$15.8 billion, corresponding to 8.0% of the total portfolio. The total allowance is composed of generic provisions (classification by client and/or operation), specific provisions (non-performing) and excess provisions (internal policies and criteria).

Improvement in rating levels, in addition to a decrease in delinquency, resulted in lower requirements for the allowance for doubtful accounts in the same period.

It is important to highlight the adequacy of provisioning criteria adopted, which can be proved by analyzing the historical data for the recorded allowances for loan losses and the effective losses in the subsequent 12-month period. For instance, in March 2009, for an existing provision of 6.3% of the portfolio, the loss in the subsequent twelve months was 4.9%, which means the existing provision covered the loss by a 30% margin.

Loan Financial Margin - Interest

Analysis in terms of net recovery of losses shows a significant increase in the coverage margin. For instance, in March 2009, for an existing provision of 6.3% of portfolio, the net loss in the subsequent twelve months was 3.8%, i.e., the existing provision covered the loss by a margin of more than 65%.

Loan Financial Margin - Interest

Allowance for Loan Losses

Bradesco holds allowances in excess of Central Bank requirements of R$3.0 billion. The current provisioning levels reflect Bradesco’s cautious approach for supporting potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Delinquency of over 60 days (non performing loans) presented the same tendency to decrease as delinquency of more than 90 days. Moreover, additional comfort stemmed from higher Operating Coverage Ratios in March 2010, both for Non Performing Loans (151.3%) and delinquency over 90 days (180.8%).

(*) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

Loan Financial Margin - Interest
Loan Portfolio – Portfolio Indicators

To facilitate monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

		R$ million (except %)
	Mar10	Dec09	Mar09
Total Loan Operations	198,107	190,989	180,048
- Individuals	84,729	80,922	72,507
- Corporate	113,378	110,067	107,541
Existing Provision	15,836	16,313	11,424
- Specific	8,230	8,886	6,794
- Generic	4,601	4,424	2,941
- Excess	3,005	3,003	1,689
Specific Provision / Existing Provision (%)	52.0	54.5	59.5
Existing Provision / Loan Operations (%)	8.0	8.5	6.3
AA - C Rated Loan Operations / Loan Operations (%)	91.4	90.8	92.4
D Rated Operations under Risk Management / Loan Operations (%)	2.0	2.0	2.0
E - H Rated Loan Operations / Loan Operations (%)	6.6	7.2	5.6
D Rated Loan Operations	3,961	3,777	3,521
Existing Provision for D Rated Operations	1,046	996	923
D Rated Provision / Loan Operations (%)	26.4	26.4	26.2
D - H Rated Non-Performing Loans	11,651	12,299	10,342
Existing Provision/D - H Rated Non-Performing Loans (%)	135.9	132.6	110.5
E - H Rated Loan Operations	13,161	13,845	10,040
Existing Provision for E - H Rated Loan Operations	11,622	12,226	8,595
E - H Rated Provison / Loan Operations (%)	88.3	88.3	85.6
E - H Rated Non-Performing Loans	9,742	10,501	8,397
Existing Provision/E - H Rated Non-Performing Loan (%)	162.6	155.3	136.1
Non-Performing Loans (*)	10,465	10,978	9,339
Non-Performing Loans (*) / Loan Operations (%)	5.3	5.7	5.2
Existing Provision / Non-Performing Loans (*) (%)	151.3	148.6	122.3
Loan Operations Overdue for Over 90 days	8,760	9,344	7,498
Existing Provision / Operations Overdue for Over 90 days	180.8	174.6	152.4
(*) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

Funding Financial Margin - Interest
Funding Financial Margin - Breakdown

	R$ million
		Financial Margin - Funding
	1Q10	4Q09	1Q09	Variation	12M
				Quarter
Interest - due to volume				14	31
Interest - due to spread				(24)	(187)
Interest Financial Margin	593	603	749	(10)	(156)

In the first quarter of 2010, the “interest” funding financial margin was R$593 million, compared with R$603 million in the previous quarter. The decrease of 1.7%, or R$10 million, was due to a reduction in the average spread of R$24 million, which was partially offset by an increase in average business volume of R$14 million.

In the first quarter of 2010 in relation to the first quarter of 2009, financial margin fell by 20.8% (or R$156 million). This variation was negatively impacted by R$187 million from spreads due to lower market interest rates (Selic). However, this effect was partially offset by the implementation of new funding strategies, which led to expansion in the average volume of demand and savings deposits.

Funding Financial Margin - Interest
Loans vs. Funding

To analyze loan operations in relation to funding, it is first necessary to deduct, from the total clients’ funding, the amount committed to compulsory deposits at the Central Bank and the amount of available funds held at units in the customer service network, and to add the funds from domestic and offshore lines that provide the institution’s funding to meet loan and financing needs.

Bradesco presents low reliance on interbank deposits and foreign credit lines, given its effective capacity to obtain funding from clients. This efficiency is the result of its extensive network, broad product portfolio and market’s confidence in the Bradesco brand.

Note that the percentage of funds used increased in both annual and quarterly comparisons. This shows that Bradesco was basically able to meet the funding needs of its loan operations through funding operations with its clients.

Funding x Investments		R$ million		Variation %
	Mar10	Dec09	Mar09	Quarter	12M
Demand Deposits + Investment Account	32,585	35,663	25,882	(8.6)	25.9
Sundry Floating	3,715	1,522	2,991	144.1	24.2
Savings Deposits	45,195	44,162	37,392	2.3	20.9
Time Deposits + Debentures (1)	134,122	128,198	138,606	4.6	(3.2)
Other	10,851	10,089	7,051	7.6	53.9
Clients Funds	226,468	219,634	211,922	3.1	6.9
(-) Compulsory Deposits / Funds Available (2)	(46,064)	(38,203)	(33,866)	20.6	36.0
Clients Funds Net of Compulsory Deposits	180,404	181,431	178,056	(0.6)	1.3
Onlending	20,646	18,812	17,124	9.7	20.6
Foreign Credit Lines	14,272	9,271	11,087	53.9	28.7
Funding Abroad	15,383	13,081	16,566	17.6	(7.1)
Total Funding (A)	230,705	222,595	222,833	3.6	3.5

Loan Portfolio/Leasing/Cards (Other Loans)/Acquired	199,605	191,970	184,837	4.0	8.0
CDI (B) (3)
B/A (%)	86.5	86.2	82.9	0.3 p.p	3.6 p.p
(1) Debentures used basically to back purchase and sale commitments;
(2) Excludes government bonds tied to savings accounts; and
(3) Amount related to cards operations (cash and installment purchases from merchants) and amounts related to interbank deposits calculated towards compulsory deposits.

Funding Financial Margin - Interest
Main Funding Sources

The following table presents the changes in the main funding sources:

		R$ million		Variation %
	Mar10	Dec09	Mar09	Quarter	12M
Demand Deposits + Investment Account	32,584	35,663	25,882	(8.6)	25.9
Savings Deposits	45,195	44,162	37,392	2.3	20.9
Time Deposits	92,577	90,496	105,424	2.3	(12.2)
Debentures (*)	40,790	36,962	31,651	10.4	28.9
Borrow ing and Onlending	30,208	27,328	30,420	10.5	(0.7)
Funds from Issuance of Securities	8,550	7,482	9,280	14.3	(7.9)
Subordinated Debts	23,541	23,104	20,274	1.9	16.1
Total	273,445	265,197	260,323	3.1	5.0

(*) Considers only debentures used to back purchase and sale commitments.

Demand Deposits and Investment Account

The 8.6% or R $3,079 million reduction during the quarter was due to decreased funding volume, caused by the seasonality of the fourth quarter of 2009 and marketability caused by the 13th salary.

The 25.9%, or R$6,702 million increase from March 2009 to March 2010 reflects the funds related to the acceleration in economic activity, which led to improvements in funding.

Savings Deposits

The variation in the quarter is basically due to the higher inflows and the remuneration of deposits (TR + 0.5% p.m.), which reached 1.6% in the first quarter of 2010, representing growth of 2.3%. We believe savings accounts will remain a good investment alternative, especially for smaller-scale savers, enabling the continued increase in deposits.

Compared with the same quarter in the year before, the growth in deposits is mainly the result of increased funding that exceeded redemptions and the remuneration of balances (TR + 0.5% p.m.), which reached a 20.9% growth.

Funding Financial Margin - Interest
Time Deposits

In the first quarter of 2010, time deposits grew 2.3% (or R$2,081 million) over the previous quarter.

The variation in comparison to the previous quarter is due mainly to an upturn in the global economic scenario, thus providing greater liquidity and generating alternatives for other funding sources.

Debentures

The positive variation of 10.4% in the first quarter of 2010 basically reflects the placement of these securities, which are used to back purchase and sale commitments.

Borrowings and Onlending

The 10.5%, or R$2,880 million increase in the quarter is mainly due to the following: (i) the R$1,809 million increase in the volume of funds from borrowings and onlending in the country, especially through Finame operations; and (ii) the positive variation of the foreign exchange rate of 2.3% in the first quarter of 2010, which impacted borrowings and onlendings denominated and/or indexed in foreign currency, whose balance was R$8,005 million in December 2009 and R$9,077 million in March 2010.

The slight reduction in the first quarter of 2010 in comparison with the first quarter of 2009 was basically due to: (i) the 23.1% negative exchange rate variation, which directly impacted borrowings and onlendings denominated and/or indexed in foreign currency, whose balance was R$12,680 million in March 2009 and R$9,077 million in March 2010; which was partially offset by (ii) the

R$3,391 million increase in the volume of funds from borrowings and onlending in the country, especially through Finame and BNDES operations, whose balance was R$17,740 million in March 2009 and R$21,131 million in March 2010.

Funding Financial Margin - Interest
Funds from Security Issuances

The 14.3% increase, or R$1,068 million, in the quarter was basically due to (i) the issuance of securities in the external market in March 2010, which provided greater funding of approximately R$1,335 million; (ii) new operations with Mortgage Letters in the amount of R$97 million; and (iii) the positive exchange rate variation of 2.3%; which was offset by (iv) the lower volume in Agribusiness Mortgage Letters in the amount of R$123 million.

In the comparison between the first quarter of 2010 and the first quarter of 2009, the reduction of 7.9% or R$730 million was mainly due to: (i) the reduction in volume of operations with MT100 securities of R$947 million; (ii) the reduction in funds from Debentures of R$775 million, stemmed from repurchase by third parties; (iii) the reduction in operations with Agribusiness Mortgage Letters of R$171 million; which were offset by (iv) the issue of securities in the external market amounting to R$1,082 million.

Subordinated Debt

In March 2010, Bradesco’s Subordinated Debt totaled R$23,541 million (R$3,854 million abroad and R$19,687 million in Brazil). In the 12-month period, Bradesco issued R$2,803 million in Subordinated Debts in Brazil and Abroad, R$2,616 million of which eligible for Level II of the Capital Adequacy Ratio (Basel II) with maturity in 2015 and 2019, respectively.

Note that only R$9,816 million of the total subordinated debt is used for calculating the Capital Adequacy Ratio (Basel II), given the maturity of each subordinated debt operation.

Securities/Other Financial Margin - Interest
Securities/Other Financial Margin - Breakdown

	R$ million
		Financial Margin - Securities / Other
	1Q10	4Q09	1Q09	Variation	12M
				Quarter
Interest - due to volume				12	42
Interest - due to spread				(44)	(122)
Interest Financial Margin	439	471	519	(32)	(80)
Revenues	3,750	3,641	4,423	109	(673)
Expenses	(3,311)	(3,170)	(3,904)	(141)	593

In relation to the fourth quarter of 2009, “interest” financial margin from Securities/Other decreased by 6.8% or R$32 million in the first quarter of 2010, due to the average spread reduction of R$44 million, partially offset by the increase in average business volume in the amount of R$12 million.

In the first quarter of 2010, interest financial margin was down R$80 million or 15.4% in relation to the same period in the previous year, represented by the average spread drop in the amount of R$122 million, offset by the increase in average business volume in the amount of R$42 million.

Insurance Financial Margin - Interest
Insurance Financial Margin - Breakdown

	R$ million
		Financial Margin - Insurances
	1Q10	4Q09	1Q09	Variation	12M
				Quarter
Interest - due to volume				27	103
Interest - due to spread				20	63
Interest Financial Margin	744	697	578	47	166
Revenues	2,276	1,914	1,952	362	324
Expenses	(1,532)	(1,217)	(1,374)	(315)	(158)

The “interest” financial margin of insurance operations increased by R$47 million, or 6.7%, in relation to the fourth quarter of 2009, due to the average business volume growth of R$27 million and the R$20 million increase of average spread.

In relation to the first quarter of 2009, “interest” financial margin of insurance operations increased by R$166 million or 28.7% which was impacted by the growth of average business volume of R$103 million and the R$63 million increase of average spread, which was due to higher profitability of assets indexed to IPCA and to an improved performance of multimarket funds in the first quarter of 2010.

Financial Margin – Non-Interest
Financial Margin Non-Interest - Breakdown

	R$ million
		Non-Interest Financial Margin
	1Q10	4Q09	1Q09	Variation	12M
				Quarter
Loans	-	-	(64)	-	64
Funding	(63)	(62)	(60)	(1)	(3)
Insurance	69	143	59	(74)	10
Securities/Other	277	267	758	10	(481)
Total	283	348	693	(65)	(410)

In the first quarter of 2010, the “non-interest” financial margin dropped by R$65 million in relation to the previous quarter. In the first quarter of 2010 this item decreased by R$410 million from the same period in the previous year. The variations in non-interest financial margin were basically due to:

· “Loans”, represented by commissions for placing financing and loans. Expenses were lower due to a change in the accounting policy as of the second quarter of 2008, with financing commissions incorporated under the balances of financing/leasing operations;

· “Funding”, represented by expenses with the Credit Guarantee Fund (Fundo Garantidor de Crédito -FGC). The increase in the periods compared was mainly due to expansion in the client base.

· ”Insurance”, represented by gains from equity investments and variations between the periods are associated with market conditions, which provided better/worse opportunities for realizing gains; and

· “Securities/Other”, the increase of R$10 million in the first quarter of 2010 on the previous quarter arises from higher treasury/securities gains. When compared to the first quarter of 2009, the R$481 million drop was led by the recovery of financial markets in the quarter, which caused a positive variation in mark-to-market adjustments of credit derivatives (Credit Default Swaps - CDSs) linked to Brazilian government bonds issued abroad and securities pegged to IPCA inflation rates.

Insurance, Private Pensions and Savings Bonds

Analysis of the balance sheets and adjusted income statements of Grupo Bradesco de Seguros, Previdência e Capitalização:

Balance Sheet

			R$ million
	Mar10	Dec09	Mar09
Assets
Current and Long-Term Assets	92,552	89,991	79,154
Securities	86,928	83,733	73,059
Insurance Premiums Receivable	1,337	1,638	1,345
Other Loans	4,287	4,620	4,750
Permanent Assets	2,116	2,117	1,581
Total	94,668	92,108	80,735
Liabilities
Current and Long-Term Liabilities	83,494	80,384	71,209
Tax, Civil and Labor Contingencies	1,590	1,518	1,928
Payables on Insurance, Private Pension Plans and Savings Bonds Operations	296	302	308
Other Liabilities	3,923	2,992	2,300
Insurance Technical Provisions	6,972	6,856	6,549
Technical Provisions for Life and Private Pension Plans	67,572	65,692	57,384
Technical Provisions for Savings Bonds	3,141	3,024	2,740
Minority Interest	613	597	142
Shareholders' Equity	10,561	11,127	9,384
Total	94,668	92,108	80,735

Adjusted Consolidated Statement of Income

			R$ million
	1Q10	4Q09	1Q09
Insurance Written Premium, Pension Plan Contributions and Savings Bonds Income (*)	7,196	8,040	5,514
Premiums Earned from Insurance, Private Pension Plans Contribution and Savings Bonds	3,672	3,719	3,182
Reduction of PIC/PDA Interest Rate	-	(180)	-
Interest Income of the Operation	791	712	622
Sundry Operating Revenues	261	197	241
Retained Claims	(2,267)	(2,197)	(1,982)
Savings Bonds Draw ing and Redemptions	(451)	(522)	(364)
Selling Expenses	(372)	(335)	(299)
General and Administrative Expenses	(402)	(368)	(308)
Other (Operating Income/Expenses)	(17)	(86)	(46)
Tax Expenses	(85)	(80)	(72)
Operating Income	1,130	860	974
Equity Result	55	99	46
Non-Operating Income	(7)	(16)	12
Taxes and Contributions and Minority Interest	(475)	(341)	(382)
Adjusted Net Income	703	602	650
(*) We did not consider the effect of RN 206/09 (ANS) in the total of R$345 million (health), which, as of January 2010, excluded PPNG
(SES) and the accounting of premiums “Pro-rata temporis.” This change in accounting did not affect Earned Premiums.

Insurance, Private Pensions and Savings Bonds
Adjusted Income Distribution of Grupo Bradesco de Seguros e Previdência

								R$ million
	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Life and Private Pension Plans	409	394	347	366	357	383	392	385
Health	148	129	89	107	137	113	115	115
Savings Bonds	65	44	65	58	50	55	64	76
Basic Lines and Other	81	35	106	107	106	(1)	58	147
Total	703	602	607	638	650	550	629	723

Performance Ratios

								%
	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Claims Ratio (1)	73.3	74.3	77.2	73.3	73.7	78.0	72.4	73.1
Selling Ratio (2)	10.6	9.6	9.9	9.9	9.5	10.1	10.3	10.7
Administrative Expenses Ratio (3)	5.6	4.6	5.4	5.4	5.6	6.0	5.9	5.1
Combined Ratio (*) (4)	85.2	85.3	88.9	85.5	86.2	89.7	84.4	84.9
(*) Excludes additional provisions.
(1) Retained Claims/Earned Premiums;
(2) Selling Expenses/Earning Premiums;
(3) Administrative Expenses/Net Premiums Written; and
(4) (Retained Claims + Selling Expenses + Other Operating Revenues and Expenses) / Earned Premiums + (Administrative Expenses +
Taxes) / Net Premiums Written.

Premiums Written, Pension Plan Contributions and Savings Bonds Income (*)

(*) We did not consider the effect of RN 206/09 (ANS) in the total of R$345 million (health), which, as of January 2010, excluded PPNG (SES) and the accounting of premiums “Pro-rata temporis.” This change in accounting did not affect Earned Premiums.

In the first quarter of 2010, premiums written, pension plan contributions and savings bonds income increased by 30.5% on the same quarter of the previous year.

According to Susep and ANS, in the insurance, private pension plans and savings bonds segment, Bradesco Seguros e Previdência collected R$2.5 billion up to January 2010, maintaining its leadership position in the ranking, with market share of 25.8%. In the same period, the insurance industry collected R$9.5 billion.

Insurance, Private Pensions and Savings Bonds

Retained Claims by Insurance Line

Obs: for comparison purposes, we have excluded Technical Provisions complements on benefits to be granted - Remission, from the selling ratio calculation (Premiums earned), amounting to R$149 million (health insurance).

Insurance Selling Expenses by Insurance Line

Obs: for comparison purposes, we have excluded Technical Provisions complements on benefits to be granted - Remission, from the selling ratio calculation (Premiums earned), amounting to R$149 million (health insurance).

Efficiency Ratio

General and Administrative Expenses / Revenue

Insurance, Private Pensions and Savings Bonds

Insurance Technical Provisions

Insurance Group technical provisions accounted for 31.8% of the insurance market in January 2010, according to Susep and ANS data.

Private Pension Plans and Life / VGBL
R$ million
53,881
54,530
56,052
57,384
59,533
61,918
65,692
67,572
Jun08
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10

Health
R$ million
3,332
3,385
3,416
3,429
3,447
3,479
3,555
3,405
Jun08
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10 (1)

Savings Bonds
R$ million
2,592
2,668
2,706
2,740
2,785
2,865
3,024
3,141
Jun08
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10

Auto/RE
R$ million
2,158
2,203
2,315
3,000
2,940
2,998
3,162
3,402
Jun08
Sep
Dec
Mar09 (2)
Jun
Sep
Dec
Mar10

Obs. 1: According to RN 206/09, as of January 2010, provisions for unearned premiums (PPNG) were excluded.
Obs. 2: According to Susep 379/08, as of January 2009, technical provisions for reinsurance were recorded under assets.

Bradesco Vida e Previdência

	R$ million (except when otherwise indicated)
	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Adjusted Net Income	409	394	347	366	357	383	392	385
Income from Premiums and Contribution Revenue*	3,910	4,933	3,697	3,304	2,822	3,517	3,117	3,224
- Income from Private Pension Plans and VGBL	3,291	4,295	3,100	2,758	2,294	2,964	2,599	2,732
- Income from Life/Accidents Insurance Premiums	619	638	597	546	528	553	518	492
Technical Provisions	67,572	65,692	61,918	59,533	57,384	56,052	54,530	53,881
Investment Portfolio	70,920	68,780	64,646	61,736	59,063	57,357	56,564	56,145
Claims Ratio	45.1	50.9	48.1	43.9	43.7	48.4	48.4	36.2
Selling Ratio	18.8	14.4	16.5	17.1	14.9	17.5	16.9	16.2
Combined Ratio	73.9	70.6	74.4	69.4	68.6	71.9	69.9	66.8
Participants / Policyholders (in thousands)	21,326	21,389	21,206	20,231	19,838	18,918	18,553	17,984
Premiums and Contributions Revenue Market Share (%)**	36.3	31.1	31.1	30.4	34.2	34.5	35.3	35.7
Life/AP Market Share - Insurance Premiums (%)**	18.6	16.5	16.0	16.1	17.4	16.7	16.6	16.1
*Life/VGBL/Traditional
**Data for January 2010, November 2009, August 2009, May 2009, January 2009, November 2008, July 2008 and May 2008.

Due to its solid structure, policy of product innovation and the consumer reliance, Bradesco Vida e Previdência maintained its leadership, holding market share of 36.3% in terms of income from pension plans and VGBL.

Bradesco Vida e Previdência is also a leader in VGBL plans, with a 38.6% share, and in Private Pension plans, with 27.1% (source: Fenaprevi -data as of January 2010).

The 3.8% increase in the adjusted net income of first quarter of 2010 versus the previous quarter was due to the 5.8 percentage point reduction in the life line's claims ratio, combined with increased general and administrative expenses, which were impacted by a collective agreement in January. It is worth noting that, despite the period’s sound financial performance, the fourth quarter of 2009 was impacted by expenses related to the recording of the provision for contribution insufficiency (PIC) and the technical provision for administrative expenses (PDA), due to the interest rate reduction used in the calculation of these reserves, from 4.3% p.a. to 4.0% p.a.

Adjusted net income in the first quarter of 2010 was 14.6% higher than the figure of the same period of the previous year, due to (i) an impressive revenue growth of 38.6%; (ii) a drop in the recording of PIC and PDA technical provisions; (iii) improved interest income, partially offset by: (iv) the slight increase in claims ratios in the Life/AP lines; and (v) increased sales costs.

Bradesco Vida e Previdência

The technical provisions of Bradesco Vida e Previdência in March 2010 totaled R$67.6 billion, of which R$64.6 billion was from private pension and VGBL and R$3 billion from life, personal accident and other lines, representing growth of 17.8% in relation to March 2009.

The investment portfolio of Bradesco Vida e Previdência stood at R$70.9 billion in March 2010.

Evolution of Participants and Life and Personal Accident Policyholders

In March 2010, the number of Bradesco Vida e Previdência clients grew by 7.5% compared to March 2009, surpassing the mark of 2 million private pension and VGBL plans participants and of 19.3 million personal accident and life insurance policyholders. This strong growth was fueled by the strength of the Bradesco Brand and adequate selling and management policies.

Bradesco Saúde – Consolidated*

	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Net Income (R$ million)	148	129	89	107	137	113	115	115
Net Premiums Written (R$ million)*	1,705	1,622	1,573	1,484	1,419	1,410	1,389	1,327
Technical Provisions (R$ million)	3,405	3,555	3,479	3,447	3,429	3,416	3,385	3,332
Claims Ratio	83.0	85.7	89.2	86.0	83.6	89.4	82.9	85.4
Selling Ratio	4.5	4.1	3.9	4.0	3.8	3.7	3.5	3.5
Combined Ratio	96.8	96.8	99.4	98.2	94.5	99.5	95.7	99.0
Policyholders (in thousands)	7,075	4,310	4,193	4,063	3,929	3,826	3,696	3,484
Written Premiums Market Share (%)**	48.2	48.5	47.9	47.0	46.8	46.0	42.5	43.5

(*) We did not consider the effect of RN 206/09 (ANS) in the total of R$345 million (health), which, as of January 2010, excluded PPNG (SES) and the accounting of premiums “Pro-rata temporis.” This change in accounting did not affect Earned Premiums.
Obs.: for comparison purposes, we have excluded build in Technical Provisions for benefits to be granted - Remission, from the first quarter of 2010 ratios, amounting to R$149 million (health insurance).
** Data as of January 2010, November 2009, August 2009, May 2009, January 2009, November 2008, July 2008 and May 2008.

Adjusted net Income in the first quarter of 2010 was 15% higher than in the previous quarter. This increase is the result of: (i) 5.1% revenue growth; (ii) a 2.7 percentage points drop in claims ratios (iii) improved interest income, and partially offset by (iv) build in Technical Provision for benefits to be Granted – Remission, individual segment.

The adjusted net income of the first quarter of 2010, in comparison with the same period in the previous year, was impacted by: (i) a 20.2% profit increase; (ii) interest income improvement; (iii) a slight decrease in claims ratios, by 0.6 percentage points; and offset by (iv) build in Technical Provision for benefits to be granted – Remission, individual segment.

In March 2010, Bradesco Saúde maintained its strong market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that health and dental insurance are the best alternatives for meeting their medical and hospital needs.

Over 37.5 thousand companies in Brazil have Bradesco Saúde insurance. Of the 100 largest companies in Brazil in terms of revenue, 41 are Bradesco Saúde and Bradesco Dental clients. Considering Mediservice, this figure increases to

46 (Source: Exame magazine “Melhores e Maiores” ranking, July 2009).

Number of Policyholders of Bradesco Saúde – Consolidated

Bradesco Saúde - Consolidated has over 7 million clients. The high share of corporate policies in the overall portfolio (91.9% in March 2010) shows the high level of specialization and customization in the corporate segment, which is a major advantage in today’s supplementary health insurance market.

Mediservice S.A. became part of Grupo Bradesco de Seguros e Previdência as of February 22, 2008. With a portfolio of almost 247 thousand customers, Mediservice has healthcare and dental plans for corporate clients in post-payment basis.

Bradesco Capitalização

	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Net Income (R$ million)	65	44	65	58	50	55	64	76
Revenues from Savings Bonds (R$ million)	526	575	520	483	413	477	443	408
Technical Provisions (R$ million)	3,141	3,024	2,865	2,785	2,740	2,706	2,668	2,592
Clients (in thousands)	2,553	2,531	2,507	2,525	2,543	2,546	2,492	2,397
Market Share from Premiums and Contributions Revenues (%)*	19.6	19.7	19.2	18.8	19.3	18.9	18.9	18.3
* Data as of January 2010, November 2009, August 2009, May 2009, January 2009, November 2008, July 2008 and May 2008.

Impressive adjusted net income growth in the first quarter of 2010 versus the adjusted net income in the previous quarter is due to: (i) increased interest income; (ii) a fall in savings bond redemptions - which are historically larger in the last quarter of the year; and offset by: (iii) the effect of the collective bargaining agreement in January on personnel expenses.

Adjusted net Income in the first quarter of 2010 was 30% expressively higher than in the first quarter of 2009, due primarily to: (i) the 27.9% growth in revenue; and (ii) the improvement in financial income.

Bradesco Capitalização

Bradesco Capitalização ended the first quarter of 2010 as a leader in the savings bond industry, due to its policy of transparency and adjusting its products based on the potential demand from consumers.

To offer savings bonds that are ideally suited to the profile and budget of clients, various products were developed that vary in accordance with the payment conditions (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly characterized by a closer relationship with the public by consolidating the Pé Quente Bradesco family of products.

A highlight was the performance of social and environmental products, in which part of the amount collected is transferred to social responsibility projects, while also enabling the client to start a financial reserve. Bradesco Capitalização currently has partnership agreements with the following social and environmental institutions: Fundação SOS Mata Atlântica, which contributes to the development of reforestation projects; Instituto Ayrton Senna, whose main differential is the transfer of a percentage of the amount collected to social projects; Brazilian Cancer Control Institute, which contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil; and Fundação Amazonas Sustentável, through which part of the amount collected is used to develop environmental preservation and sustainable development programs and projects.

The portfolio is composed of 16.1 million active bonds. Out of this total, 33.3% are represented by Traditional Bonds sold in the Branch Network and Bradesco Dia&Noite channels, posting a 6.1% growth compared to March 2009. The remaining 66.7% of the portfolio is represented by Incentive bonds (loan assignments from drawings), for instance: partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE. Since the objective of this type of savings plan is to add value to the partner company’s product or to foster the compliance of its clients, maturity and grace periods are reduced and have low unitary sale value.

Bradesco Capitalização S.A. maintains a quality management system and holds the latest version of the NBR ISO 9001:2008 certification for “Management of Bradesco Savings Bonds”. This certification, which is granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Savings Bonds: good products, services and continous growth.

Bradesco Auto/RE

	1Q10	4Q09	3Q09	2Q09	1Q09	4Q08	3Q08	2Q08
Net Income (R$ million)	22	43	33	40	32	(11)	35	39
Net Premiums Written (R$ million)	935	855	812	754	718	739	791	711
Technical Provisions (R$ million) (1)	3,402	3,162	2,998	2,940	3,000	2,315	2,203	2,158
Claims Ratio (2)	70.7	70.2	72.3	65.3	72.7	75.7	68.7	71.0
Selling Ratio	17.7	16.6	17.5	16.9	17.3	17.5	18.8	20.2
Combined Ratio (2)	104.3	107.8	106.4	99.9	106.2	111.6	104.6	105.9
Policyholders (in thousands)	2,814	2,592	2,433	2,359	2,280	2,192	2,117	2,177
Market Share from Premiums and Contributions Revenues (%)*	11.2	10.2	10.2	10.1	9.8	10.6	10.8	10.7
* Data as of January 2010, November 2009, August 2009, May 2009, January 2009, November 2008, July 2008 and May 2008.

Insurance premiums in the Auto/RE line held a market share of 11.2% (market data in January 2010).

Adjusted net Income in the first quarter of 2010 decreased by R$21 million when compared to the previous quarter, despite the 9.4% growth in sales and maintenance of the fourth quarter of 2009 claims ratio levels, already taking into consideration the severe impact of rain affecting the state of São Paulo in the period. This reduction was due to the following factors: (i) the financial result was impacted by the R$1 billion capital decrease; (ii) equity lower than the previous quarter; and (iii) a slight increase in selling expenses.

When compared to the same period of the previous year, the 31.3% reduction in the adjusted net income, despite the 30.2% substantial increase in revenues and the 2.0 percentage point drop in claims ratio is due to: (i) the capital decrease amounting to R$1 billion, which impacted financial income; and (ii) the 0.4 percentage point increase in selling costs.

Grupo Bradesco de Seguros e Previdência maintained its leadership position among major insurers of Brazil’s Basic Lines Insurance market, with market share of 5.5% in January 2010.

In segments related to Property Insurance, Bradesco Auto/ RE has been renewing the insurance programs of its main clients through partnerships with brokers specialized in the segment and creating a closer relationship with Bradesco Corporate and Bradesco Empresas. The excellent performance of the oil industry and rebound in the construction industry have also contributed to the growth of Bradesco Auto/RE in this segment.

In Aviation and Maritime Hull insurance, the increased exchange with Managers at Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and naval construction.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of Reinsurance Agreements, which gives insurers the important power to assess and cover risk, and consequently increase competitiveness in more profitable businesses, such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, the insurer has increased its client base. This is mainly due to the improvement of current products and the creation of new products targeting specific publics. These include Bradesco Seguro Exclusivo Cliente Bradesco, which is exclusively for Banco Bradesco accountholders and Auto Mulher, which targets women.

Grupo Bradesco de Seguros e Previdência held a market share in the Auto/RCF market in January 2010 of 16.0%.

Bradesco Auto/RE

Number of Policyholders in Auto/RE

In the mass insurance segment of Basic Lines, where products target individuals, self-employed professionals and SMEs, the launch of new products and the continuous improvement of methods and systems have contributed to growth in the client base. This increase can be observed mainly in residential insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Auto + Residencial. The new product Bradesco Seguro Residencial Preferencial, which targets preferred clients of Banco Bradesco, also stood out.

Fee and Commission Income

A breakdown of the variations in fee and commission income for the respective periods is presented below:

Fee and Commission Income	R$ million
	1Q10	4Q09	1Q09	Variation
				Quarter	12M
Card Income	972	953	834	19	138
Checking Account	542	543	487	(1)	55
Fund Management	429	430	369	(1)	60
Loan Operations	390	405	366	(15)	24
Collection	257	259	236	(2)	21
Custody and Brokerage Services	114	116	89	(2)	25
Consortium Management	97	95	80	2	17
Payment	69	66	63	3	6
Underw riting	75	105	22	(30)	53
Other	179	153	177	26	2
Total	3,124	3,125	2,723	(1)	401

Explanations of the main items that influenced the variation in fee and commission income between periods follow.

Fee and Commission Income

Card Income

In the first quarter of 2010, the R$19 million increase on the previous quarter was partially due to the inclusion of Banco Ibi figures.

In the first quarter of 2010, Card Fee Income was R$972 million, up 16.5% or R$138 million in comparison with the previous year. This performance results mainly from the increase in purchases and services income, plus a 59.3% increase in the cards base, which grew from 85,185 thousand in March 2009 to 135,661 thousand in March 2010, due to organic growth and the Banco Ibi merger. Services income for 2010 includes the partial divestment of interest in the acquirer Cielo, in July 2009, from 39.3% to 26.6%.

During the same period, credit card revenue grew by 41.5%, reaching R$16,678 million, and the number of transactions grew by 36.5%, from 158,070 thousand to 215,747 thousand.

Fee and Commission Income

Checking Account

In the first quarter of 2010, revenues from checking account services reached R$542 million, practically stable compared to the previous quarter.

Despite the suspension on the renewal fee in the third quarter of 2009, checking account service revenue increased by 11.3%, or R$55 million, in the first quarter of 2010, in comparison with the first quarter of 2009, due mainly to a net increase of 998 thousand new checking accounts (912 thousand individual and 86 thousand corporate checking accounts).

Loan Operations

In the first quarter of 2010, the decrease of 3.7%, or R$15 million, was mainly impacted by the lower volume of contracted financing operations, due to the seasonality of the fourth quarter of 2009.

The increase of R$24 million in the first quarter of 2010 versus the same period in the previous year is mainly due to: (i) the growth in income from guarantees, which raised 28.4%, basically deriving from the 13.0% increase in Sureties and Guarantees operations; (ii) and by an increase in contracted operations during the period.

Fee and Commission Income

Asset Management

In the first quarter of 2010, the asset management income remained almost steady in comparison with the previous quarter, even with less business days (2 days).

The R$60 million increase between the first quarter of 2009 and the first quarter of 2010 was mainly due to the growth in assets under Bradesco management of 28.7%. The highlight was income from equity investment funds, which grew by 91.2%, followed by growth in third party funds of 76.8%.

Shareholders' Equity	R$ million			Variation %
	Mar10	Dec09	Mar09	Quarter	12M
Investment Funds	232,854	225,011	180,467	3.5	29.0
Managed Portfolios	17,960	16,142	16,131	11.3	11.3
Third-Party Fund Quotas	7,749	6,547	4,377	18.4	77.0
Total	258,563	247,700	200,975	4.4	28.7

Asset Distribution	R$ million			Variation %
	Mar10	Dec09	Mar09	Quarter	12M
Investment Funds – Fixed Income	207,081	201,012	166,984	3.0	24.0
Investment Funds – Variable Income	25,773	23,999	13,483	7.4	91.2
Investment Funds – Third-Party Funds	6,433	5,641	3,639	14.0	76.8
Total	239,287	230,652	184,106	3.7	30.0
Managed Portfolios – Fixed Income	9,102	8,590	9,321	6.0	(2.3)
Managed Portfolios – Variable Income	8,858	7,552	6,810	17.3	30.1
Managed Portfolios – Third-Party Funds	1,316	906	738	45.3	78.3
Total	19,276	17,048	16,869	13.1	14.3
Total Fixed Income	216,183	209,602	176,305	3.1	22.6
Total Variable Income	34,631	31,551	20,293	9.8	70.7
Total Third-Party Funds	7,749	6,547	4,377	18.4	77.0
Overall Total	258,563	247,700	200,975	4.4	28.7

Fee and Commission Income

Cash Management Solutions (Payments and Collections)

In the first quarter of 2010, revenues from Payments and Collections were practically stable compared with the previous quarter.

The R$27 million increase in Payment and Collection Revenue in the first quarter of 2010 is mainly related to the increase in the number of documents processed, from 302.8 million on March 31, 2009 to 344.9 million on March 31, 2010.

Consortium Management

The 4.3% higher sales of active quotas in the first quarter of 2010 fueled income growth of 2.1% on the previous quarter at Bradesco Consórcios, which remained the leader in all segments (real estate, auto, trucks, tractors and agricultural implements) in which it operates.

In the first quarter of 2010, the 21.3% higher income in relation to the first quarter of 2009 mainly reflects the increase in active quotas, from 350,744 on March 31, 2009 to 412,507 on March 31, 2010.

Fee and Commission Income

Custody and Brokerage Services

In the first quarter of 2010, income from custody and brokerage services remained practically steady in comparison with the first quarter of 2009, mainly explained by the maintenance in trading volume on the BM&FBovespa in the periods.

In comparison with the first quarter of 2009, the 28.1% growth in income mainly reflects the recovery of volumes traded on the BM&FBovespa.

Underwriting

The R$30 million variation in the first quarter of 2010 versus the previous quarter refers to the increased volume of business in capital markets in the fourth quarter of 2009.

The R$53 million increase in the first quarter of 2010 versus the first quarter of 2009 mainly refers to increased business volume, explained by an improved capital market scenario in 2010. It is worth pointing out that fluctuations in this revenue are impacted by the volatile behavior of capital markets.

Administrative and Personnel Expenses

Administrative and Personnel Expenses	R$ million
	1Q10	4Q09	1Q09	Variation
				Quarter	12M
Administrative Expenses
Third-Party Services	724	702	523	22	201
Communication	334	328	293	6	41
Data Processing	191	212	182	(21)	9
Depreciation and Amortization	221	203	157	18	64
Advertising and Marketing	152	283	110	(131)	42
Rent	144	145	133	(1)	11
Transportation	142	150	127	(8)	15
Assets Maintenance	108	112	94	(4)	14
Leasing	98	99	108	(1)	(10)
Financial System Services	86	89	62	(3)	24
Security and Surveillance	66	64	60	2	6
Materials	63	66	53	(3)	10
Water, Energy and Gas	55	52	50	3	5
Trips	21	22	15	(1)	6
Other	242	219	188	23	54
Total	2,647	2,746	2,155	(99)	492

Personnel Expenses
Structural	1,735	1,725	1,588	10	147
Social Charges	1,317	1,328	1,226	(11)	91
Benefits	418	397	362	21	56
Non-Structural	385	356	264	29	121
Management and Employees Profit Sharing (PLR)	234	187	140	47	94
Provision for Labor Claims	109	111	82	(2)	27
Training	11	27	17	(16)	(6)
Termination Cost	31	31	25	-	6
Total	2,120	2,081	1,852	39	268
x
Total Administrative and Personnel Expenses	4,767	4,827	4,007	(60)	760

In the first quarter of 2010, Administrative and Personnel Expenses totaled R$4,767 million, down 1.2% on the prior quarter. Note that the consolidation of Banco Ibi in October 2009 impacted income statement accounts as of November.

Personnel Expenses

In the first quarter of 2010, personnel expenses were R$2,120 million, up 1.9%, or R$39 million, from the previous quarter.

In the "structural" portion, the R$10 million increase was basically due to: (i) an increase in expenses with social charges, due to the collective bargaining agreement of the insurance companies’ employees in January 2010; (ii) a change in the Occupational Accident Insurance

(SAT) rate; and (iii) the merger of Banco Ibi and Odontoprev; partially offset by (iv) an increased number of vacations in the first quarter of 2010.

In the "non-structural" portion, the R$29 million increase basically reflects higher expenses with employee profit sharing.

Administrative and Personnel Expenses

Personnel Expenses

Compared with the first quarter of 2009, the R$268 million increase reflects: (i) the "structural" portion of R$147 million, related basically to higher expenses with payroll, social charges and benefits mainly impacted by the wage increases (2009 collective bargaining agreement – 6%); and (ii) the R$121 million increase in the non-structural portion, basically due to:

(a) higher expenses with the provision for employee profit sharing, as per the collective bargaining agreement in the amount of R$94 million; and (b) higher provision for labor claims, amounting to R$27 million.

Administrative and Personnel Expenses

Administrative Expenses

In the first quarter of 2010, administrative expenses were R$2,647 million, down 3.6%, or R$99 million, on the previous quarter, mainly due to seasonality in the fourth quarter, when higher business volume directly impacts some administrative expenses, as well as the two-month consolidation of Banco Ibi. The main variations were in the following items: (i) R$131 million related to lower advertising expenses; and offset by: (ii) a R$22 million increase in outsourcing expenses.

The R$492 million increase, or 22.8%, in the first quarter of 2010 versus the first quarter of 2009 mainly reflects: (i) organic growth and the resulting increase in service points (from 39,275 on March 31, 2009 to 46,570 on March 31, 2010), which directly impacted the principal items under administrative expenses; (ii) higher business volume; (iii) the Banco Ibi merger; and (iv) the renegotiation of agreements.

Operating Coverage Ratio (*)

In the quarter, the coverage ratio in the last twelve months dropped by 0.5 p.p. due to: (i) higher administrative and personnel expenses resulting mainly from business expansion and the impact of the collective bargaining agreement; which was offset by (ii) increased fee and commission income.

Tax Expenses

The R$55 million growth in tax expenses in relation to the fourth quarter of 2009 was mainly due to the higher expenses with PIS/Cofins taxes of R$37 million, reflecting the higher taxable income in first quarter of 2010.

Tax expenses grew by R$162 million in the first quarter of 2010 versus the first quarter of 2009, basically due to the increase in expenses with PIS/Cofins taxes of R$122 million, reflecting the higher taxable income, especially financial margin, as well as fee and commission income.

Equity in the earnings of affiliated companies

In the first quarter of 2010, equity in the earnings of affiliated companies was R$29 million, down R$53 million on the previous quarter, due mainly to lower earnings from affiliates IRB (R$45 million) and Integritas Participações (R$11 million).

The R$23 million increase in the first quarter of 2010 versus the first quarter of 2009 results mainly from higher earnings from affiliates IRB (R$11 million), Integritas Participações (R$8 million) and Serasa (R$5 million).

Other Operating Expenses (Net of Operating Revenue)

Other operating expenses, net of other operating revenues, increased R$11 million in the first quarter of 2010 in comparison with the previous quarter, due mainly to: (i) greater expenses with provision for civil contingencies; and (ii) greater expenses with goodwill amortization; offset by: (iii) lower expenses with sundry losses.

In relation to the same period in the year before, the increase in operating expenses, net of other operating revenues, in the amount of R$138 million, is basically due to: (i) larger expenses with provisions for civil contingencies; (ii) larger expenses with sundry losses; and (iii) greater expenses with goodwill amortization

Operating Income

In the first quarter of 2010, Operating Income was R$3,171 million, up 30.6%, or R$743 million, from the previous quarter, mainly reflecting: (i) a decrease in expenses with the allowance for loan losses of R$507 million; and (ii) a R$197 million increase in the financial margin.

In the first quarter of 2010, the increase of R$558 million, or 21.4%, on the previous year was mainly due to: (i) the decrease in expenses with allowance for loan losses of R$574 million; (ii) an increase in financial margin income of R$574 million; and (iii) an increase in fee and commission income of R$401 million; partially offset by: (iv) an increase in personnel and administrative expenses of R$760 million; (v) an increase in tax expenses of R$162 million and (vi) an increase in other operating expenses (net of other revenue) of R$138 million.

Non-Operating Income

The R$66 million variation in relation to the previous quarter is mainly explained by increased losses from the sale of assets in the fourth quarter of 2009.

In the first quarter of 2010 compared with the first quarter of 2009, the variation was mainly due to greater gains from the sale of goods.

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Sustainability

Bradesco launched the first floating Branch in the world, installed in a vessel that transports goods to riverside communities located on the banks of the Solimões River in Amazonas state. The Advanced Service Branch (PAA) - installed on the vessel Voyager III - not only provides important support to economies located in Brazil’s most distant regions, but also helps people actively participate in society by providing access to services such as checking accounts, cash withdrawals, fund deposits and transfers, bill payments, loans, recharging of mobile phone credits and credit cards.

In 2009, for the fourth consecutive year, Bradesco adopted the Global Reporting Initiative (GRI) standards for its Sustainability Report with a GRI application level of A+. This year, the report focused on banking inclusion and microcredit, which are important strengths of Bradesco’s business strategy, and on their interconnection with sustainable development. To learn more about the 2009 Sustainability Report go to www.bancodoplaneta.com.br.

In February 2010, a new operating structure was created for the Market Relations Department to provide those interested with information on Bradesco’s diligent management of the social and environmental risks of projects it finances. The Social and Environmental Project Management and Monitoring Department is responsible for negotiating and contracting the social and environmental liabilities of operations structured by the Bank, as well as for adjusting potential action plans and especially the respective monitoring actions, which continue until the end of the financing term.

Socio-environmental risk management of projects financed by the Bank is an unceasing organization-wide practice that is constantly improved. These actions seek to confirm the commitment to transparency and diligence made to stakeholders when conducting the Bank’s business.

Investor Relations Area – IR

In the first quarter of 2010, the Investor Relations department began the calendar year by participating in four international conferences in Miami, Cancun, London and New York and two road shows in London and Edinburgh. The IR department also participated in the World Money Show in Orlando, Florida, which focused on individual investors in the United States.

In Brazil, the department organized the annual meeting in São Paulo of the National Investors Institute (INI), which was attended by investors, shareholders and other capital market participants. The department also participated in four conferences in São Paulo and met regularly with shareholders, investors and analysts at the Bank’s headquarters.

Corporate Governance

Bradesco was rated AAA+ by Management & Excellence, making it the first Latin American bank to obtain the highest corporate governance rating, and it also received an AA rating for Corporate Governance Best Practices from Austin Rating.

Regarding the corporate governance structure, Bradesco’s Board of Directors is supported by 5 statutory committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 41 Executive Committees that assist the Board of Executive Officers in the execution of their duties.

Shareholders are entitled to 100% tag-along rights for the common shares and 80% for the preferred shares and to a minimum compulsory dividend of 30% of adjusted net income, which is above the minimum of 25% provided for by Brazilian Corporation Law. Preferred shares are entitled to dividends 10% higher than those attributed to common shares.

On March 10, 2010, all matters submitted to the Shareholder Meetings were approved.

For more information, go to the corporate governance section of the investor relations website at http://www.bradesco.com.br/ir/.

Share Performance

Number of Shares – Common (ON) and Preferred (PN) (*)

	In thousands
	Mar10	Dec09	Dec08	Dec07	Dec06	Dec05
Common Shares	1,710,205	1,710,205	1,688,287	1,665,407	1,650,235	1,615,185
Preferred Shares	1,710,204	1,710,346	1,688,390	1,665,407	1,652,679	1,616,799
Subtotal – Outstanding	3,420,409	3,420,551	3,376,677	3,330,814	3,302,914	3,231,984
Treasury Shares	-	6,535	180	3,705	1,251	766
Total	3,420,409	3,427,086	3,376,857	3,334,519	3,304,165	3,232,750

(*) For comparison purposes, in 2009 the shares were attributed a 10% bonus, which was applied to prior years. Similarly, bonuses were attributed of 50% in 2008 and 100% in 2005 and 2007.

On March 31, 2010, Banco Bradesco’s capital stock was R$26.5 billion, composed of 3,420,409 thousand shares (all book-entry shares without par value), of which 1,710,205 thousand were common shares and 1,710,204 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 48.4% of voting capital and 24.2% of total capital.

Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações, which in turn is controlled by Fundação Bradesco and Elo Participações e Investimento, whose shareholders are the majority of members on Bradesco’s Board of Directors and Statutory Executive Board.

Number of Shareholders – Resident in Brazil and Abroad

	Mar10%		Ownership of Capital (%)	Mar09%		Ownership of Capital (%)
Individuals	346,048	89.8	25.2	1,270,138	91.3	26.8
Corporate	37,537	9.7	44.4	116,173	8.4	45.7
Subtotal of Domiciled in the Country	383,585	99.6	69.6	1,386,311	99.7	72.5
Domiciled Abroad	1,705	0.4	30.4	3,837	0.3	27.5
Total	385,290	100.0	100.0	1,390,148	100.0	100.0

On March 31, 2010, there were 383,585 shareholders domiciled in Brazil, accounting for 99.6% of total shareholders and holding 69.6% of the shares, while there were 1,705 shareholders resident abroad, accounting for 0.4% of shareholders and holding 30.4% of the shares.

The Special Shareholders’ Meeting held on March 10, 2009 resolved to carry out a reverse split of the common and preferred shares at the ratio of fifty (50) to one (1) with the simultaneous split of each share in the ratio of one (1) to fifty (50), which led to a sharp reduction in the number of Bradesco shareholders.

Share Performance

	In R$ (except when indicated)
	1Q10	4Q09	Variation %	1Q10	1Q09	Variation %
Net Income per Share	0.63	0.54	16.7	0.63	0.58	8.6
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax - IR)	0.184	0.177	4.0	0.184	0.160	15.0
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax - IR)	0.202	0.194	4.1	0.202	0.176	14.5
Book Value per Share (Common and Preferred)	12.60	12.21	3.2	12.60	10.45	20.5
Last Business Day Price – Common	26.19	27.26	(3.9)	26.19	17.47	49.9
Last Business Day Price – Preferred	32.80	33.07	(0.8)	32.80	21.00	56.2
Market Capitalization (R$ million) (1)	100,885	103,192	(2.2)	100,885	65,154	54.8
Market Capitalization (R$ million) - Most Liquid Share (2)	112,189	113,127	(0.8)	112,189	70,910	58.2

(1) Number of shares (less treasury shares) x closing quote for common and preferred shares on last day in period.
(2) Number of shares (less treasury shares) x closing quote for preferred shares on the last day of the period.

In the first quarter of 2010, Bradesco’s preferred share price fell by 0.6% (adjusted for payments), while the Ibovespa index increased by 2.6%.

Despite the solid fundamentals of the domestic economy, Brazil’s stock market was not immune to the corrections in stock markets worldwide, which were sparked by concerns with the fiscal situations in certain European countries and with the monetary policy adopted by China.

Nevertheless, the strong stock performances (especially in the last month of the quarter) of metal commodity producers, which have high weightings in the Ibovespa index, led the index to recover and exceed the level reached at the end of 2009.

Main Indexes

Market Capitalization: considers the closing price of the common and preferred shares multiplied by the respective number of shares (excluding treasury shares).

Market Capitalization/Shareholders’ Equity: indicates the multiple by which Bradesco’s market value exceeds its book shareholders’ equity. Formula used: Market Capitalization divided by Book Shareholders’ Equity.

Dividend Yield: the ratio between the share price and the dividends and/or interest on shareholders’ equity paid to shareholders in the last twelve months, which indicates the return on investment represented by the allocation of net income. Formula used: amount received by shareholders as dividends and/or interest on shareholders’ equity in the last twelve months divided by the closing quote of the preferred shares on the last trading day in the period.

Weighting in Main Stock Market Indexes

Bradesco shares are components of Brazil’s main stock indexes, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG) and the Special Corporate Governance Stock Index (IGC).

%	Mar10	Dec09	Mar09
Ibovespa	3.5	3.8	3.5
IB rX - 50	6.3	6.5	6.4
IB rX - 100	7.1	7.3	7.3
BM&FBOVESPA Financial Index (IFNC) (1)	19.4	-	-
Corporate Sustainability Index (ISE)	4.5	4.6	22.7
Special Corporate Governance Stock Index (IGC)	6.6	6.8	8.1
Special Tag-Along Stock Index (ITAG)	12.8	12.9	17.2

(1) As of January 2010.

Dividends/Interest on Shareholders’ Equity

In the first quarter of 2010, R$746 million was allocated to shareholders as dividends and interest on shareholders’ equity, equivalent to 32.8% of net book value, and 31.2% based on the figure in the last twelve months. The amounts allocated in recent years have surpassed the limits mandated by Brazilian Corporation Law and by the Company’s Bylaws.

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Products and Services Market Share

The market shares held by Banco Bradesco S.A. in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Mar10	Dec09	Mar09	Dec08
Banks – Source: Brazilian Central Bank (Bacen)
Time Deposits	N/A	13.0	14.8	14.0
Savings Deposits	N/A	14.1	13.8	14.3
Demand Deposits	N/A	19.8	17.6	17.2
Loan Operations (1)	12.6 (**)	12.6	13.5	13.6
Loan Operations - Vehicles Individuals (CDC + Leasing) (1)	19.2 (**)	19.6	22.1	23.0
Online Collection (Balance)	29.1 (*)	28.8	29.9	30.2
Number of Branches	18.3	18.2	17.6	17.5
Banks - Source: Federal Revenue Service/ Brazilian Data
Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	22.5 (*)	21.3	21.4	20.2
Brazilian Unified Tax Collection System Document (DAS)	16.7 (*)	16.9	16.6	16.6
Banks – Source: Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.4 (***)	14.2	14.2
Benefit Payment to Retirees and Pensioners	20.0	19.6	19.5	19.6
Banks – Source: Anbima
Investment Funds + Portfolios	16.5	16.6	15.8	15.2
Insurance, Private Pension Plans and Savings Bonds – Source:
Insurance Superintendence (Susep) and National Agency for
Supplementary Healthcare (ANS)
Insurance, Private Pension Plans and Savings Bonds Premiums	25.8 (*)	24.4	22.7	24.4
Insurance Premiums (including Long-Term Life Insurance - VGBL)	26.4 (*)	24.8	23.2	23.9
Life Insurance and Personal Accident Premiums	17.5 (*)	16.8	16.2	16.8
Auto/Basic Lines (RE) Insurance Premiums	11.2 (*)	10.4	10.2	10.5
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	16.0 (*)	13.6	13.5	13.4
Health Insurance Premiums	48.2 (*)	48.7	46.9	44.6
Revenues from Private Pension Plans Contributions (excluding VGBL)	26.8 (*)	25.5	22.8	28.2
Revenues from Savings Bonds	19.6 (*)	19.7	18.4	18.9
Technical Provisions for Insurance, Private Pension Plans and
Savings Bonds	31.8 (*)	32.0	33.0	34.1
Insurance and Private Pension Plans – Source:
National Federation of Life and Pension Plans (Fenaprevi)
Income on VGBL Premiums	38.6 (*)	34.0	31.6	36.5
Revenues from Unrestricted Benefits Generating Plans (PGBL) Contributions	22.9 (*)	20.4	16.6	24.8
Private Pension Plans Investment Portfolios (including VGBL)	36.2 (*)	35.1	37.5	37.6
Credit Card – Source: Abecs
Credit Card Revenue	21.7	19.6	18.9	19.5
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	19.1 (*)	19.5	19.4	18.6
Financing – Source: Brazilian Central Bank (Bacen)
Auto (Portfolio) – Including Banco Bradesco	19.2 (**)	19.8	22.1	23.0
Consortia – Source: Bacen
Real Estate	N/A	27.3	26.6	27.1
Auto	N/A	23.3	24.2	23.5
Trucks, Tractors and Agricultural Implements	N/A	14.6	13.9	13.7
International Area – Source: Bacen
Export Market	27.5	25.0	23.3	22.1
Import Market	21.2	18.4	17.6	16.0

(1) Central bank data for December 2009 and February 2010 are preliminary;
(*) Base date: January 2010;
(**) Base date: February 2010;
(***) Base date: November 2009; and
N/A – Not Available.

Market Share of Products and Services

Bradesco clients enjoy a wide range of options for consulting and carrying out their financial transactions, and acquiring products and services through high-tech means, such as ATMs, telephone (Bradesco Fone Fácil), the Internet and mobile phones (Bradesco Celular).

As part of our commitment to social responsibility, people with special needs can rely on various special services provided by the Bradesco Dia&Noite Customer Service Channels:

•	Accessibility to the ATM Network for persons with visual impairments and wheelchair users;
•	Internet banking utility for persons with visual impairments; and
•	Personal service for persons with hearing impairments using digital language via Fone Fácil.

Branch Network

Region	Mar10		Market	Mar09		Market
	Bradesco	Market (*)	Share	Bradesco	Market	Share
North	166	780	21.3%	162	770	21.0%
Northeast	528	2,680	19.7%	528	2,711	19.5%
Midw est	289	1,427	20.3%	282	1,440	19.6%
Southeast	1,948	10,317	18.9%	1,890	10,503	18.0%
South	524	3,673	14.3%	513	3,768	13.6%
Total	3,455	18,877	18.3%	3,375	19,192	17.6%

(*) 2010 data based on February.

Compulsory Deposits/Liabilities

%	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08
Demand Deposits
Rate [1,5]	42	42	42	42	42	42	45	45
Additional [2,6]	8	5	5	5	5	5	8	8
Liabilities*	30	30	30	30	30	30	25	25
Liabilities (Microcredit)	2	2	2	2	2	2	2	2
Free	18	21	21	21	21	21	20	20
Savings Deposits
Rate [3]	20	20	20	20	20	20	20	20
Additional [2,6]	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate [4,7]	15	13.5	13.5	15	15	15	15	15
Additional [2,6]	8	4	4	4	4	5	8	8
Free	77	82.5	82.5	81	81	80	77	77

* At Banco Bradesco, liabilities are directed to Rural Loans.
1 Collected in cash and not remunerated.
2 Collected in cash with the Special Clearance and Custody System (Selic) rate.
3 Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a.
4 Pegged to securities. As of the calculation period from November 3 to November 7, 2008, compliance as of November 14, 2008, liabilities began to be met by 70% in cash without remuneration and 30% by government securities pegged to the Selic rate; as of January 5 to January 9, 2009, compliance as of January 16, 2009, liabilities began to be met by 60% in cash without remuneration and 40% by government securities pegged to the Selic rate; and as of the calculation period from March 29 to April 1, 2010, compliance as of April 9, 2010, liabilities began to be met in cash;
5 Fundo Garantidor de Créditos (FGC) from August 2008, as of the calculation period from October 20 to October 31, 2008, was prepaid 60 times, compliance as of October 29, 2008.
6 As of the calculation period from November 17 to November 21, 2008, compliance as of December 1, 2008, additional liabilities were collected in government securities pegged to the Selic rate. As of the calculation period, from March 8 to March 12, 2010, compliance as of March 22, 2010, the additional liabilities began to be met in cash; and
7 Liabilities may be met using credits acquired up to June 30, 2010, as provided for by current regulations.

Investments in Infrastructure, Information Technology and Telecommunications

Information Technology (IT) is a strategic factor for the Bradesco Organization, which is constantly updating its technological platform with pioneering and innovative initiatives coupled with infrastructure solutions that allow for secure, fast and convenient operations.

Guided by best practices and protected against contingencies, Bradesco’s IT infrastructure is made up of a central computer with processing capacity of over 170,000 Mips (million instructions per second), in addition to over 6,300 corporate servers. Each day, an average of 225 million transactions are processed, with availability remaining above 99.99%. The management of this environment seeks to transform the complex into the simple and manageable, while maintaining low operating risk and the scalability necessary to support the Bank’s growth.

Remaining at the forefront of IT innovations is not only good for business, but also assures customer loyalty and satisfaction, who can count on cutting-edge technology and the best products and services.

As a prerequisite for its continuous expansion, in the first quarter of 2010, Bradesco invested R$765 million in Infrastructure and Information Technology in order to update its IT environment, drawing on best practices and existing technologies. On this front, the IT Improvement project (which was almost 100% concluded in 2009) enabled the Bank to become an international benchmark in banking technology and gave it the capacity needed to conveniently, quickly and securely meet the growth expected for the coming years.

The total amount invested in recent years, including infrastructure (facilities, movable property and fixtures):

	R$ million
	1Q10	2009	2008	2007	2006
Infrastructure	91	630	667	478	354
Information Technology and Telecommunication	674	2,827	2,003	1,621	1,472
Total	765	3,457	2,670	2,099	1,826

Market Risk

Market Risk Analysis

Bradesco’s market risk management supports the Organization so that it can quickly take decisions with a high degree of confidence, employing methods consistent with best international practices and aligned with the recommendations of the New Basel Capital Accord. This process aims to add value to business by supporting business areas in planning their activities and by optimizing use of the Bank's own and third-party funds to benefit shareholders and the community. For more information on Bradesco’s Risk Management go to: www.bradesco.com.br/ir Financial Information / Quarterly Reports.

Market Risk

In the first quarter of 2010, the world economy continued to recover, despite slow growth in advanced economies and fiscal problems in certain European countries. U.S. economic indicators showed signs that the economic recovery is now broader-based and reaching a wide range of industries. However, concern with the fiscal situation in Greece, Portugal and Spain intensified following the ratings downgrades of Portugal and Greece by Fitch Ratings.

Central banks worldwide began to shift the focus of monetary policies towards reducing the stimuli implemented during the crisis to contain the expansion of credit, in view of deteriorating inflationary risks. The United States, for example, hiked its discount rate, while China raised both reserve requirements and interbank rates.

In the internal scenario, GDP in the fourth quarter of 2009 expanded by 2% from the previous quarter, revealing the strong pace of the domestic economy. Economic activity indicators in the first few months of 2010 for both the retail and industrial sectors also suggested that the Brazilian economy is on an upward path of accelerated growth. Meanwhile, the stimulus measures for internal demand implemented by the federal government to combat the crisis, such as cutting the tax rate on the sale of new vehicles and home appliances, were eliminated during the quarter since they were no longer necessary.

On the monetary policy front, the onset of the tightening cycle in the Selic basic interest rate occurring in the second quarter was consensus among economists and already priced into the interest rate futures market, given the stronger economic growth and the deterioration in inflation expectations. In the first quarter, however, the Central Bank moved to keep the Selic rate unchanged at 8.75% p.a., respecting its original timetable for removing the economic stimulus established in December 2009. In its Quarterly Inflation Report, the central bank’s forecast for consumer inflation in 2010 was revised from 4.6% to 5.2%, while its forecast for GDP in the year remained at 5.8%. Another important development was the move by the Central Bank to raise reserve requirements, as well as its decision – made jointly with the National Monetary Council (CMN) - to unify foreign exchange rules to obtain efficiency gains. In addition, the National Treasury was allowed to acquire dollars to pay debt maturing within the subsequent 750 days, which was extended from the previous limit of 360 days.

The decline in volatility in the first quarter of 2010 from the fourth quarter of 2009 in both the foreign and domestic markets was the main reason for the lower VaR in the period analyzed.

VaR - Trading Portfolio

Risk Factors	R$ thousand
	Mar10	Dec09	Sep09	Jun09	Mar09	Dec08	Sep08	Jun08
Fixed Rate	3,870	10,351	3,541	5,680	16,282	76,236	24,742	7,142
General Price Index - Market (IGP-M)	512	289	221	154	54	18	1,231	117
Extended Consumer Price Index (IPCA)	1,200	2,799	13,061	69,167	66,173	267,651	157,598	44,136
Domestic Exchange Coupon	729	179	372	876	7,338	13,991	3,733	390
Foreign Currency	12,789	954	1,444	6,709	10,159	23,070	13,150	1,382
Variable Income	3,264	7,766	5,495	2,952	12,021	4,499	2,863	6,629
Sovereign /Eurobonds and Treasuries	2,250	9,250	15,417	34,619	88,015	170,532	71,811	24,350
Other	23	24	25	94	57	61	2,253	2,369
Correlation/Diversification Effect	(8,382)	(11,556)	(14,105)	(35,176)	(70,887)	(112,617)	(72,854)	(24,274)
VaR at the End of the Quarter	16,255	20,056	25,471	85,075	129,212	443,441	204,527	62,241

Average VaR in the Quarter	15,698	27,648	48,284	91,597	206,152	550,624	97,535	91,960
Minimum VaR in the Quarter	10,091	16,588	21,345	58,111	120,399	221,038	61,857	58,792
Maximum VaR in the Quarter	28,226	35,732	87,731	123,059	417,290	750,559	244,827	120,378

Backtesting – Trading Portfolio VaR

The method applied and existing statistical models are validated on a daily basis using backtesting techniques. This technique compares the daily VaR calculated based on the result obtained from the same positions used to calculate VaR (hypothetical result) as well as on the result obtained already considering the transactions on the day for which VaR was estimated (effective result). The main purpose is to monitor, validate and assess the adherence of the VaR model, and the number of breaks must be aligned with the confidence interval previously established in the modeling.

Market Risk

Stress Analysis

To estimate the possible loss not contemplated by VaR, Bradesco assesses daily the possible effects on positions under stress scenarios. Stress Analysis is a tool that seeks to quantify the negative impacts of economic shocks and events that are financially adverse to the Institution’s positions. For this purpose, crisis scenarios are prepared based on the historical data and prospects for the risk factors in which the trading portfolio has a position. Accordingly, considering the effects of diversification across risk factors, the average potential loss estimated in a stress situation was R$310 million in the first quarter of 2010, while the maximum estimated potential loss was estimated at R$396 million.

Trading Portfolio Stress Analysis

	R$ million
	With Diversification					Without Diversification
	Mar10	Dec09	Sep09	Jun09	Mar09	Mar10	Dec09	Sep09	Jun09	Mar09
At the End of the Quarter	190	400	482	900	1,022	396	632	844	1,552	1,827
Average in the Quarter	310	489	655	1,030	1,118	528	790	1,182	1,743	1,792
Minimum in the Quarter	186	375	415	871	837	347	597	813	1,385	1,502
Maximumin the Quarter	396	585	903	1,299	1,576	652	963	1,607	2,133	2,251

In addition to monitoring and controlling VaR and the stress analyses, a sensitivity analysis of the trading portfolio is conducted on a daily basis, measuring the effects on the portfolio of changes in market curves and prices.

Report of Independent Auditors

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

(A free translation of the original in Portuguese)
Independent Auditors’ Report on the Limited Review of Supplementary Accounting Information Presented in the Report on Economic and Financial Analysis

To the Board of Directors
Banco Bradesco S.A.

(1)

In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of March 31, 2010, December 31, 2009 and March 31, 2009, on which we issued a report without exceptions dated April 27, 2010, we carried out a limited review of the supplementary accounting information presented in the Report on Economic and Financial Analysis. This supplementary information was prepared by the Bank’s management to permit additional analysis and is not a required part of the Quarterly Information.

(2)

Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), for the purpose of reviewing the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

(3)

Based on our limited reviews, we are not aware of any material modifications which should be made to the supplementary information, referred to above, in order that this information be fairly presented, in all material respects, in relation to the Quarterly Information, referred to in paragraph one, taken as a whole.

São Paulo, April 27, 2010

Auditores Independentes
CRC 2SP000160/O-5

Luís Carlos Matias Ramos
Contador CRC 1SP171564/O-1

Financial Statements, Independent Auditors' Report and Fiscal Council's Report

6

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Management Report

Dear Shareholders,

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the period ended March 31, 2010, prepared in accordance with the Brazilian Corporation Law.

The world economy continues to recover, most notably in emerging countries, while financial risks in developed countries should diminish in the medium term. Brazil has confirmed more optimistic expectations for household consumption, investment, employment and income levels, suggesting consistent growth in this and the following year. This favorable outlook, combined with the upward trend in social mobility and stable political environment, continues to bode well for the country’s medium term prospects. In this setting, Bradesco reinforces its confidence in Brazil’s economic expansion over the coming years.

In the first quarter, Bradesco recorded Net Income of R$2.103 billion, which corresponds to earnings per share of R$0.61 and annualized return on average shareholders’ equity of 21.68%(*). Annualized return on average total assets was 1.63%, compared with 1.48% in the same quarter a year ago.

In terms of payments to shareholders, R$2.498 billion in Interest on Shareholders’ Equity and Dividends was paid and provisioned in the period from January to March 2010, of which R$746 million was relative to net income generated in the quarter and R$1.752 billion relative to fiscal year 2009 (monthly payment of R$43 million paid on January 4, 2010 and a complementary payment of R$1.709 billion made on March 9, 2010).

Taxes and contributions (including social security) paid or provisioned in the first three months of the year amounted to R$3.197 billion, of which R$1.360 billion involved tax withheld from third parties and R$1.837 billion was levied on the activities developed by the Bradesco Organization, equivalent to 87.35% of Net Income.

The Adjusted Operating Efficiency Ratio in the last 12 months improved from 42.52% on March 31, 2009 to 41.20% on March 31, 2010, which was due in part to better control of administrative expenses and the continuous efforts to boost revenue.

At the end of the quarter, paid-in Capital Stock was R$26.500 billion. Combined with the Equity Reserves of R$16.587 billion, Shareholders’ Equity came to R$43.087 billion, for growth of 22.04% on the same quarter a year earlier and corresponding to a book value of R$12.60 per share.

Based on its stock price, Bradesco’s Market Capitalization stood at R$100.885 billion on March 31, equivalent to 2.34 times its book value, up 54.84% from R$65.154 billion a year earlier.

Meanwhile, Managed Shareholders' Equity represented 8.24% of Consolidated Assets, which totaled R$532.626 billion, an increase of 23.17% from March 2009. Accordingly, the Capital Adequacy Ratio stood at 16.76% in the consolidated financial result and 16.78% in the consolidated economic and financial result, higher than the 11% minimum established by National Monetary Council Resolution 2,099 of August 17, 1994, in conformity with the Basel Committee. At the end of the quarter, the fixed asset ratio in relation to Consolidated Reference Assets was 45.06% in the consolidated financial result and 19.85% in the consolidated economic and financial result, complying with the maximum limit of 50%.

Regarding Article 8 of Brazilian Central Bank Circular Letter 3,068 of November 8, 2001, Bradesco declares that it possesses sufficient financial capacity and plans to hold to maturity those securities classified under “held-to-maturity securities”.

Total funding and assets under the management of the Bradesco Organization on March 31 was R$739.894 billion, up 15.45% from a year earlier, broken down as follows:

R$298.894	billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts;

R$258.563	billion in assets under management, comprising investment funds, managed portfolios and third-party fund shares, up 28.65% from March 31, 2009;

R$95.563	billion in the exchange portfolio, borrowings and onlendings, working capital, payment and collection of taxes and charges, funds from security and subordinated debt issues in Brazil and other funding operations.

Management Report

R$77.685	billion in technical provisions for insurance, supplementary private pension plans and savings bonds, for improvement of 16.52% on a year earlier; and

R$9.189	billion in foreign funding through public and private issues, subordinated debt and securitization of future financial flows, equivalent to US$5.159 billion.

At the end of the period, the balance of consolidated credit operations stood at R$235.238 billion, up 10.44% from March 2009, composed of the following:

R$5.126	billion in advances on exchange contracts, for a total portfolio of US$10.831 billion in export financing;

US$2.826	billion in import financing in foreign currency;

R$20.249	billion in leasing operations;

R$12.338	billion in rural lending;

R$68.236	billion in consumer finance;

R$34.714	billion in securities and guarantees;

R$9.272	billion in credit card receivables; and

R$17,529

billion in operations involving the onlending of foreign and domestic funds, mainly originated from the National Economic and Social Development Bank (BNDES), which is one of the most important sources of funds for onlending.

For real estate credit activities, the Organization allocated a total of R$1.846 billion to the construction and acquisition of own homes, which corresponded to 14,673 properties.

To capitalize businesses, Bradesco, through Banco Bradesco BBI S.A., coordinated R$6.980 billion in deals in the period, which included issues of primary and secondary shares, debentures, promissory notes, mortgage-backed securities and receivables-backed investment funds, representing 45.09% of the volume of these issues registered at the Securities and Exchange Commission of Brazil (CVM). Another highlight was financing for structured projects and operations, which is responsible for origination, distribution and management of clients’ financial assets, flows and balances.

Grupo Bradesco de Seguros e Previdência, which is a leader in the Insurance, Supplementary Private Pension Plan and Savings Bond businesses, recorded Net Income of R$703.439 million and Shareholders’ Equity of R$10.561 billion on March 31. Net insurance premiums written, private pension plan contributions and savings bond income was R$6.851 billion, for growth of 24.25% on the same quarter a year ago.

With a presence in 100% of Brazil’s municipalities and in several locations abroad, the Customer Service Network of the Bradesco Organization, Brazil’s largest, was composed, on March 31, of: 38,945 service points, with 30,909 terminals in the Dia&Noite ATM Network, of which 30,370 also operate on weekends and holidays; and 7,863 terminals of the Banco24Horas ATM network, where Bradesco clients can also make withdrawals, transfers, obtain statements, check balances and contract loans. In the payroll-deductible segment, the network also had 702 correspondent banks of Bradesco Promotora, and, in the vehicle segment, Bradesco Financiamentos was present in 22,337 points of sale:

6,106	Branches, PABs (Banking Service Branch) and PAAs (Advanced Service Branch) in Brazil (Branches: Bradesco 3,430, Banco Bradesco Financiamentos 20, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1, Banco Alvorada 1; PABs: 1,200; and PAAs: 1,451);

4	Branches Overseas, with 1 in New York, 2 in Grand Cayman and 1 in Nassau in the Bahamas;

7	Subsidiaries Overseas (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Bradesco Securities, Inc. in New York, Bradesco Securities UK Limited in London, Bradesco Services Co., Ltd. in Tokyo, Cidade Capital Markets Ltd. in Grand Cayman, and Bradesco Trade Services Limited in Hong Kong);

6,110	Banco Postal Branches;

21,501	Bradesco Expresso service points;

Management Report

1,564	PAEs - Electronic Service Branches in Companies; and

3,664	External Terminals of the Bradesco Dia&Noite (Day&Night) ATM network and 6,912 Terminals of the Banco24Horas ATM network; of which 1,490 points serving both networks.

In accordance with CVM Rule 381, the Bradesco Organization neither contracted nor had services rendered by PricewaterhouseCoopers Auditores Independentes that were not related to the external audit in an amount exceeding 5% of the total cost of this audit. The policy adopted is in line with the principles of preserving the auditor’s independence, which are based on generally accepted international criteria, i.e., the auditor should not audit its own work, perform managerial duties at his client or promote its interests.

In an environment propitious to innovation, Bradesco maintains its model of Excellence in Human Resources Management, which emphasizes development through heavy investment in training programs to build competencies and promote professional development in its team, which continues to generate better results in terms of service quality and efficiency. In the quarter, 684 courses were administered to a total of 410,090 employees. Benefits aimed at promoting the quality of life, well-being and security of its employees and their dependants at the end of the quarter affected 184,266 lives.

Fundação Bradesco, the pioneer social investment of the Organization, develops broad social and educational programs at its 40 Schools, which are installed in underprivileged regions in all Brazilian states, including the Federal District. With a budget of R$268.010 million, Fundação Bradesco provides quality educational services at no charge to 662 thousand people in the various segments in which it operates, with 112 thousand of these represented by students enrolled in its schools at the following levels: Basic Education (Kindergarten to High School); Vocational Training - High School; Youth and Adult Education; and Preliminary and Continuing Vocational Training. Meanwhile, more than 550 thousand people will be served through on-site and distance-learning programs administered via Virtual School, its e-learning portal, Digital Inclusion Centers (CIDs) and programs executed in strategic partnerships, such as Educa+Ação. The over 50 thousand students enrolled in the Foundation’s basic education system also received uniforms, school supplies, meals and medical and dental assistance, at no charge.

The Bradesco Organization launched its Sports and Education Program over 21 years ago, which has 37 Training and Specialist Centers for teaching volleyball and basketball, which are located in the Fundação Bradesco units in Osasco, São Paulo, public schools and sports centers in the municipality. The Program currently assists some 2 thousand girls from ages 8 to 18, reinforcing its commitment to defend a country that is ever more accepting of valuing talent, effort and the full exercise of citizenship, and integrating the elements of health, sports and education.

In the period, Bradesco received several important recognitions:

· The most valuable brand in Brazil and the most valuable brand among financial institutions in Latin America, according to a study prepared by the specialized consulting firm Brand Finance in partnership with the British magazine The Banker;

· The most valuable brand in Brazil, for the fourth consecutive time, according to a study conducted by the consulting firm Brand Finance South America and the magazine The Brander, which analyzed 100 brands in Brazil;

· The bank received the highest score and ranked first in a new quality ranking compiled by Exame magazine in partnership with the Brazilian Customer Relations Institute (IBRC), which evaluated Bradesco as the best company in customer service in 2009;

· Leader in the survey Companies that Most Respect the Consumer, conducted by the Consumidor Moderno magazine in partnership with Shopper Experience, which evaluated companies that serve customers with greater respect and professionalism;

· Top Brazilian company in a ranking of the 100 most sustainable companies on the planet organized by Corporate Knight, a Canadian publication specializing in corporate social responsibility;

· Environmental Company of the Year in the 4th Edition of the Brazilian Environmental Award organized by Editora JB, which publishes the newspaper Jornal do Brasil. The company also won in the categories Best Project in Waste Management and Best Project in Environmental Education;

Management Report

· Winner, for the second consecutive time, of the 2010 International Golden Peacock Global Award for Corporate Social Responsibility. It acknowledges companies that adopt the best corporate social responsibility policies;

· Winner of the Transpromo International Technology Application of the Year Award for the case study Applications for Checking Account Statements. This 25th edition of the award was sponsored by Xplor International and recognizes the Bank’s excellence in applying this technology to electronic documents; and

· The consulting firm Consultoria Economatica selected Bradesco as one of the top 25 banks in Latin America and the United States in terms of stock performance in 2009, with Bradesco shares gaining more than 100% in the year.

The results presented reaffirm the Bradesco Organization’s determination to consistently expand its market share, always rooted in the ideals of quality and efficiency, while contributing to Brazil’s progress and development. In recognition of this success, we would like to thank our shareholders and customers for their support and confidence and our employees and other partners for their dedicated work.

Cidade de Deus, April 27, 2010

Board of Directors and
Board of Executive Officers

(*) Excludes the mark-to-market effect of available-for-sale securities on shareholders’ equity.

Consolidated Balance Sheet – R$ thousand

Assets	2010	2009
	March	December	March
Current assets	390,746,673	372,874,546	363,187,181
Cash and cash equivalents (Note 6)	8,704,665	6,946,563	7,533,368
Interbank investments (Notes 3d and 7)	96,260,856	109,719,374	92,518,981
Investments in federal funds purchased and securities sold under agreements to repurchase	89,920,738	101,837,691	83,094,204
Interbank deposits	6,340,361	7,882,542	9,425,217
Allowance for losses	(243)	(859)	(440)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	123,602,778	116,323,999	109,441,918
Own portfolio	93,883,610	98,543,802	86,932,457
Subject to repurchases agreements	19,019,954	4,170,543	54,789
Derivative financial instruments	2,335,357	652,140	2,022,601
Compulsory deposits - Brazilian Central Bank	3,413,929	8,682,594	14,413,471
Underlying guarantee provided	4,908,201	4,229,580	5,975,073
Securities subject to repurchase agreements but not restricted	41,727	45,340	43,527
Interbank accounts	35,966,020	17,997,796	15,211,438
Unsettled payments and receipts	479,187	50,313	448,405
Restricted credits: (Note 9)
- Compulsory deposits - Brazilian Central Bank	35,424,718	17,923,629	14,731,881
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	13,808	4,428	4,934
Correspondent banks	47,729	18,848	25,640
Interdepartmental accounts	229,728	239,698	14,731
Internal transfer of funds	229,728	239,698	14,731
Loan operations (Notes 3g, 10 and 32b)	82,534,333	79,043,243	75,933,451
Loan operations:
- Public sector	1,061,316	1,154,309	703,541
- Private sector	90,653,338	87,483,997	82,491,208
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(9,180,321)	(9,595,063)	(7,261,298)
Leasing operations (Notes 2, 3g, 10 and 32b)	7,859,584	7,966,713	7,421,374
Leasing receivables:
- Public sector	24,321	38,748	74,401
- Private sector	14,525,660	14,681,418	13,177,699
Unearned income from leasing	(5,901,202)	(5,955,075)	(5,395,771)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(789,195)	(798,378)	(434,955)
Other receivables	34,044,327	33,098,804	53,674,549
Receivables on sureties and guarantees honored (Note 10a-3)	21,409	21,092	7,347
Foreign exchange portfolio (Note 11a)	9,953,229	8,969,252	33,385,361
Receivables	474,547	684,461	505,129
Securities trading	1,072,850	698,154	874,432
Specific loans	2,105	1,305	882
Insurance premiums receivable	1,972,355	2,267,591	2,060,151
Sundry (Note 11b)	21,277,120	21,239,637	17,326,267
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(729,288)	(782,688)	(485,020)
Other assets (Note 12)	1,544,382	1,538,356	1,437,371
Other assets	775,021	729,773	636,632
Allowance for mark-to-market losses	(256,351)	(252,600)	(237,120)
Prepaid expenses (Notes 3i and 12b)	1,025,712	1,061,183	1,037,859
Long-term receivables	131,962,864	123,153,749	110,936,672
Interbank investments (Notes 3d and 7)	903,656	1,077,439	823,033
Interbank investments	903,656	1,077,439	823,033

Consolidated Balance Sheet – R$ thousand

Assets	2010	2009
	March	December	March
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	33,705,811	30,294,736	21,374,287
Own portfolio	27,320,923	19,096,456	19,989,450
Subject to repurchase agreements	743,709	3,231,356	906,353
Derivative financial instruments	716,163	706,433	259,290
Compulsory deposits - Brazilian Central Bank	3,576,475	6,089,646	-
Privatization currencies	92,156	94,143	99,270
Underlying guarantees provided	1,256,385	1,076,702	119,924
Interbank accounts	478,243	485,722	464,454
Restricted credits: (Note 9)
- SFH – National Housing System	478,243	485,722	464,454
Loan operations (Notes 3g, 10 and 32b)	65,293,407	58,700,883	53,455,038
Loan operations:
- Public sector	450,290	419,880	767,150
- Private sector	69,075,677	62,448,057	55,351,266
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(4,232,560)	(4,167,054)	(2,663,378)
Leasing operations (Notes 2, 3g, 10 and 32b)	10,708,767	11,747,405	13,234,717
Leasing receivables:
- Public sector	9,909	7,772	16,500
- Private sector	20,305,144	21,982,152	23,420,279
Unearned income from leasing	(8,714,484)	(9,286,996)	(9,631,466)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(891,802)	(955,523)	(570,596)
Other receivables	20,489,553	20,469,176	21,197,924
Receivables	15,755	103	279
Securities trading	317,927	474,848	1,333,104
Sundry (Note 11b)	20,168,512	20,008,762	19,873,770
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(12,641)	(14,537)	(9,229)
Other assets (Note 12)	383,427	378,388	387,219
Other assets	553	553	1,187
Prepaid expenses (Notes 3i and 12b)	382,874	377,835	386,032
Permanent assets	9,916,523	10,194,797	8,017,091
Investments (Notes 3j, 4, 13 and 32b)	1,536,687	1,548,817	1,400,346
Interest in unconsolidated companies:
- Local	1,018,329	1,026,280	884,357
Other investments	799,369	805,348	866,185
Allowance for losses	(281,011)	(282,811)	(350,196)
Premises and equipment (Notes 3k and 14)	3,235,933	3,406,308	3,275,273
Premises	1,022,909	1,024,269	1,030,669
Other assets	6,916,190	7,000,677	6,634,820
Accumulated depreciation	(4,703,166)	(4,618,638)	(4,390,216)
Leased assets (Note 14)	8,334	11,646	10,854
Leased assets	20,972	27,854	22,222
Accumulated depreciation	(12,638)	(16,208)	(11,368)
Intangible assets (Notes 3l, 4 and 15)	5,135,569	5,228,026	3,330,618
Intangible assets	8,674,765	8,491,567	6,061,496
Accumulated amortization	(3,539,196)	(3,263,541)	(2,730,878)
Total	532,626,060	506,223,092	482,140,944

The Notes are an integral part of the Financial Statements.

Consolidated Balance Sheet – R$ thousand

Liabilities	2010	2009
	March	December	March
Current liabilities	321,166,083	298,608,497	270,904,658
Deposits (Notes 3n and 16a)	103,857,996	104,481,562	89,839,871
Demand deposits	31,590,287	34,627,064	24,999,970
Savings deposits	45,194,691	44,162,309	37,391,607
Interbank deposits	329,218	741,355	384,993
Time deposits (Notes 16a and 32b)	25,749,548	23,915,158	26,181,451
Other deposits	994,252	1,035,676	881,850
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	98,260,955	86,590,180	63,115,027
Own portfolio	30,582,625	17,575,088	4,069,749
Third-party portfolio	66,823,881	68,417,064	55,702,256
Unrestricted portfolio	854,449	598,028	3,343,022
Funds from issuance of securities (Notes 16c and 32b)	3,060,285	3,367,651	3,005,901
Exchange acceptances	-	-	256
Mortgage and real estate notes, letters of credit and others	2,420,734	2,457,601	2,223,898
Debentures (Note 16c-1)	25,852	10,287	76,119
Securities issued abroad	613,699	899,763	705,628
Interbank accounts	203,613	22,968	123,920
Interbank onlending	-	-	1,851
Correspondent banks	203,613	22,968	122,069
Interdepartmental accounts	1,859,048	2,927,186	2,163,045
Third-party funds in transit	1,859,048	2,927,186	2,163,045
Borrowing (Notes 17a and 32b)	7,823,288	7,683,073	12,049,075
Local borrowing - official institutions	-	-	10
Local borrowing - other institutions	557	540	525
Borrowing abroad	7,822,731	7,682,533	12,048,540
Local onlending - official institutions (Notes 17b and 32b)	6,772,140	6,521,754	6,927,635
National treasury	62,143	124,020	103,631
National Bank for Economic and Social Development (BNDES)	2,221,555	2,274,498	2,864,867
Caixa Econômica Federal – Federal savings bank (CEF)	17,341	17,023	16,213
Fund for financing the acquisition of industrial machinery and equipment (Finame)	4,471,101	4,105,565	3,942,916
Other institutions	-	648	8
Foreign onlending (Notes 17b and 32b)	482,959	794	381
Foreign onlending	482,959	794	381
Derivative financial instruments (Notes 3f and 32)	2,361,013	435,175	2,075,938
Derivative financial instruments	2,361,013	435,175	2,075,938
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	59,014,470	57,489,599	49,019,882
Other liabilities	37,470,316	29,088,555	42,583,983
Collection of taxes and other contributions	3,015,045	258,123	2,498,280
Foreign exchange portfolio (Note 11a)	5,452,357	3,918,034	22,367,012
Social and statutory	918,024	1,784,142	771,495
Fiscal and social security (Note 20a)	2,455,976	3,265,674	2,081,029
Securities trading	1,566,917	1,116,282	1,139,803
Financial and development funds	221	438	6,342
Subordinated debts (Notes 4, 19 and 32b)	4,772,011	320,460	564,949
Sundry (Notes 4 and 20b)	19,289,765	18,425,402	13,155,073
Long-term liabilities	167,263,667	164,742,544	175,319,989
Deposits (Notes 3n and 16a)	66,863,677	66,591,522	79,263,263
Interbank deposits	36,540	10,704	21,171
Time deposits (Notes 16a and 32b)	66,827,137	66,580,818	79,242,092
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	29,911,020	26,682,866	28,544,174
Own portfolio	29,911,020	26,682,866	28,544,174

Consolidated Balance Sheet – R$ thousand

Liabilities	2010	2009
	March	December	March
Funds from issuance of securities (Notes 16c and 32b)	5,490,228	4,114,933	6,273,819
Mortgage and real estate notes, letters of credit and others	39,108	26,954	196,584
Debentures (Note 16c-1)	730,163	730,165	1,455,357
Securities issued abroad	4,720,957	3,357,814	4,621,878
Borrowing (Notes 17a and 32b)	770,265	322,063	631,081
Local borrowing - official institutions	-	-	19
Borrowing abroad	770,265	322,063	631,062
Local onlending - official institutions (Notes 17b and 32b)	14,358,227	12,800,052	10,812,027
BNDES	6,114,515	5,864,982	4,129,875
CEF	71,581	74,101	80,280
FINAME	8,171,480	6,860,969	6,601,132
Other institutions	651	-	740
Borrowings and Onlendings Abroad (Notes 17b and 32b)	865	-	-
Onlending abroad	865	-	-
Derivative financial instruments (Notes 3f and 32)	107,726	96,019	217,949
Derivative financial instruments	107,726	96,019	217,949
Technical provisions for insurance, private pension plans and savings bonds (Notes 3o and 21)	18,670,521	18,082,322	17,653,175
Other liabilities	31,091,138	36,052,767	31,924,501
Fiscal and social security (Note 20a)	11,146,891	9,937,994	9,590,431
Subordinated debts (Notes 4, 19 and 32b)	18,768,718	22,783,517	19,709,056
Sundry (Notes 4 and 20b)	1,175,529	3,331,256	2,625,014
Deferred income	292,397	320,625	272,930
Deferred income	292,397	320,625	272,930
Minority interest in subsidiaries (Note 22)	816,547	797,675	337,010
Shareholders' equity (Note 23)	43,087,366	41,753,751	35,306,357
Capital:
- Domiciled in Brazil	25,703,438	25,635,353	22,135,032
- Domiciled abroad	796,562	864,647	864,968
Capital reserves	62,614	62,614	62,614
Profit reserves	16,185,632	15,022,670	12,936,218
Assets valuation adjustments	339,120	357,341	(687,295)
Treasury shares (Notes 23d and 32b)	-	(188,874)	(5,180)
Shareholders’ equity managed by the Parent Company	43,903,913	42,551,426	35,643,367
Total	532,626,060	506,223,092	482,140,944

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand

	2010	2009
	1st quarter	4th quarter	1st quarter
Revenues from financial intermediation	15,490,486	15,065,016	16,499,653
Loan operations (Note 10j)	8,459,551	8,140,757	7,848,097
Leasing operations (Note 10j)	641,936	760,669	888,685
Operations with securities (Note 8h)	3,823,475	3,728,940	4,783,392
Financial income from insurance, private pension plans and savings bonds (Note 8h)	2,272,263	1,998,812	1,986,067
Derivative financial instruments (Note 8h)	(38,762)	142,714	537,398
Foreign exchange operations (Note 11a)	130,877	134,943	308,745
Compulsory deposits (Note 9b)	184,700	139,882	147,269
Sale or transfer of financial assets	16,446	18,299	-

Financial intermediation expenses	9,647,594	9,697,436	11,665,907
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	5,511,475	5,490,984	6,885,965
Monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds (Note 16e)	1,493,549	1,171,800	1,373,602
Borrowing and onlending (Note 17c)	481,459	302,503	485,112
Leasing operations (Note 10j)	1,824	2,116	1,624
Allowance for loan losses (Notes 3g, 10g and 10h)	2,159,287	2,730,033	2,919,604

Gross income from financial intermediation	5,842,892	5,367,580	4,833,746

Other operating income/expenses	(3,057,822)	(2,477,084)	(2,381,156)
Fee and commission income (Notes 4 and 24)	3,080,431	3,094,465	2,750,086
Other fee and commission income	2,484,218	2,530,495	2,204,805
Revenues from banking fees	596,213	563,970	545,281
Insurance, private pension plans and savings bonds retained premiums (Notes 3o and 21d)	6,790,967	8,003,075	5,445,094
Net premiums written	6,851,334	8,040,563	5,513,953
Reinsurance premiums	(60,367)	(37,488)	(68,859)
Variation of technical provisions for insurance, private pension plans and savings bonds (Note 3o)	(3,119,227)	(4,464,610)	(2,262,667)
Retained claims (Note 3o)	(2,267,327)	(2,196,702)	(1,981,545)
Savings bonds drawings and redemptions (Note 3o)	(451,350)	(522,102)	(363,563)
Insurance, private pension plans and savings bonds selling expenses (Note 3o)	(371,477)	(335,411)	(298,683)
Personnel expenses (Notes 4 and 25)	(2,120,571)	(2,080,952)	(1,852,076)
Other administrative expenses (Notes 4 and 26)	(2,564,249)	(2,674,496)	(2,157,744)
Tax expenses (Notes 4 and 27)	(735,743)	(697,357)	(595,953)
Equity in the earnings of affiliates (Note 13c)	28,755	142,011	5,567
Other operating income (Note 28)	654,186	917,936	471,875
Other operating expenses (Notes 4 and 29)	(1,982,217)	(1,662,941)	(1,541,547)
Operating income	2,785,070	2,890,496	2,452,590
Non-operating income (Note 30)	(95,374)	(131,694)	(39,979)
Income before taxes on income and minority interest	2,689,696	2,758,802	2,412,611
Income taxes and social contribution (Notes 34a and 34b)	(569,318)	(569,023)	(684,057)
Minority interest in subsidiaries	(17,672)	(8,838)	(5,542)
Net income	2,102,706	2,180,941	1,723,012

The Notes are an integral part of the Financial Statements.

Statement of Changes in Shareholders’ Equity – R$ thousand

Events	Capital stock	Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
		Income tax incentives from income tax	Other	Legal	Statutory	Bradesco	Subsidiaries
Balances on December 31, 2008	23,000,000	2,103	60,511	1,853,688	10,006,599	(53,961)	(607,543)	(4,853)	-	34,256,544
Acquisition of treasury shares	-	-	-	-	-	-	-	(327)	-	(327)
Assets valuation adjustments	-	-	-	-	-	(106,069)	80,278	-	-	(25,791)
Net income	-	-	-	-	-	-	-	-	1,723,012	1,723,012
Allocations: - Reserves	-	-	-	86,151	989,780	-	-	-	(1,075,931)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(523,150)	(523,150)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(123,931)	(123,931)
Balances on March 31, 2009	23,000,000	2,103	60,511	1,939,839	10,996,379	(160,030)	(527,265)	(5,180)	-	35,306,357
Balances on September 30, 2009	23,000,000	2,103	60,511	2,145,255	13,559,049	(108,639)	314,158	(94,950)	-	38,877,487
Capital increase by merger of shares	1,368,183	-	-	-	-	-	-	-	-	1,368,183
Capital increase with reserves	2,131,817	-	-	-	(2,131,817)	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	(93,924)	-	(93,924)
Asset valuation adjustments	-	-	-	-	-	116,560	35,262	-	-	151,822
Net income	-	-	-	-	-	-	-	-	2,180,941	2,180,941
Allocations: - Reserves	-	-	-	109,047	1,341,136	-	-	-	(1,450,183)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(525,494)	(525,494)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(205,264)	(205,264)
Balances on December 31, 2009	26,500,000	2,103	60,511	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751
Acquisition of treasury shares	-	-	-	-	-	-	-	(4,740)	-	(4,740)
Cancellation of treasury shares	-	-	-	-	(193,614)	-	-	193,614	-	-
Asset valuation adjustments	-	-	-	-	-	50,408	(68,629)	-	-	(18,221)
Net income	-	-	-	-	-	-	-	-	2,102,706	2,102,706
Allocations: - Reserves	-	-	-	105,135	1,251,441	-	-	-	(1,356,576)	-
- Provisioned interest on shareholders’ equity	-	-	-	-	-	-	-	-	(608,025)	(608,025)
- Paid and/or provisioned dividends	-	-	-	-	-	-	-	-	(138,105)	(138,105)
Balances on March 31, 2010	26,500,000	2,103	60,511	2,359,437	13,826,195	58,329	280,791	-	-	43,087,366

The Notes are an integral part of the Financial Statements.

Value Added Statement – R$ thousand

Description	2010		2009
	1st quarter	%	4th quarter	%	1st quarter	%
1 – Income	15,771,693	277.0	15,204,991	267.3	15,917,141	318.7
1.1) Financial intermediation	15,490,486	272.0	15,065,016	264.8	16,499,653	330.3
1.2) Fee and commission	3,080,431	54.1	3,094,465	54.4	2,750,086	55.0
1.3) Allowance for loan losses	(2,159,287)	(37.9)	(2,730,033)	(48.0)	(2,919,604)	(58.4)
1.4) Other	(639,937)	(11.2)	(224,457)	(3.9)	(412,994)	(8.2)
2 – Financial intermediation expenses	(7,488,307)	(131.5)	(6,967,403)	(122.5)	(8,746,303)	(175.1)
3 – Inputs acquired from third-parties	(2,101,504)	(37.0)	(2,226,927)	(39.1)	(1,768,193)	(35.4)
Materials, water, energy and gas	(117,417)	(2.1)	(117,567)	(2.1)	(103,943)	(2.1)
Third-party services	(724,077)	(12.7)	(701,426)	(12.3)	(585,195)	(11.7)
Other	(1,260,010)	(22.2)	(1,407,934)	(24.7)	(1,079,055)	(21.6)
- Communication	(334,475)	(5.9)	(327,884)	(5.8)	(298,692)	(6.0)
- Financial system services	(86,059)	(1.5)	(88,665)	(1.6)	(61,809)	(1.2)
- Advertising and marketing	(152,363)	(2.7)	(282,488)	(5.0)	(109,265)	(2.2)
- Transportation	(142,311)	(2.5)	(149,688)	(2.6)	(147,723)	(3.0)
- Data processing	(190,766)	(3.3)	(212,022)	(3.7)	(182,574)	(3.7)
- Maintenance and repairs	(107,456)	(1.9)	(111,485)	(2.0)	(99,347)	(2.0)
- Security and surveillance	(66,143)	(1.2)	(64,083)	(1.1)	(60,260)	(1.2)
- Travel	(21,154)	(0.4)	(22,341)	(0.4)	(15,545)	(0.3)
- Other	(159,283)	(2.8)	(149,278)	(2.5)	(103,840)	(2.0)
4 – Gross value added (1-2-3)	6,181,882	108.5	6,010,661	105.7	5,402,645	108.2
5 – Depreciation, amortization and depletion	(515,261)	(9.0)	(463,732)	(8.2)	(412,385)	(8.3)
6 – Net value added produced by the Entity (4-5)	5,666,621	99.5	5,546,929	97.5	4,990,260	99.9
7 – Value added received in transfer	28,755	0.5	142,011	2.5	5,567	0.1
Equity in earnings (losses) of unconsolidated companies	28,755	0.5	142,011	2.5	5,567	0.1
8 – Value added to distribute (6+7)	5,695,376	100.0	5,688,940	100.0	4,995,827	100.0
9 – Value added distributed	5,695,376	100.0	5,688,940	100.0	4,995,827	100.0
9.1) Personnel	1,836,435	32.3	1,811,705	31.8	1,613,760	32.2
Payroll	1,000,991	17.6	1,003,676	17.6	948,279	19.0
Benefits	417,442	7.3	396,794	7.0	363,403	7.3
FGTS (Government Severance Indemnity Fund for Employees)	92,305	1.6	94,514	1.7	81,501	1.6
Other	325,697	5.8	316,721	5.5	220,577	4.3
9.2) Taxes, fees and contributions	1,589,197	27.9	1,535,627	26.9	1,518,326	30.4
Federal	1,482,815	26.1	1,433,606	25.1	1,424,718	28.5
State	1,806	-	4,158	0.1	854	-
Municipal	104,576	1.8	97,863	1.7	92,754	1.9
9.3) Third-party capital compensation	149,366	2.6	151,829	2.8	135,187	2.8
Rentals	143,519	2.5	145,479	2.6	133,447	2.7
Asset leasing	97,710	1.7	99,563	1.8	108,056	2.2
Asset leasing - Law 11,638/07	(91,863)	(1.6)	(93,213)	(1.6)	(106,316)	(2.1)
9.4) Shareholders' equity remuneration	2,120,378	37.2	2,189,779	38.5	1,728,554	34.6
Interest on shareholders’ equity	608,025	10.7	525,494	9.2	523,150	10.5
Dividends	138,105	2.4	205,264	3.6	123,931	2.5
Retained earnings	1,356,576	23.8	1,450,183	25.5	1,075,931	21.5
Interest of minority shareholders in retained earnings	17,672	0.3	8,838	0.2	5,542	0.1

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Cash Flows – R$ thousand

	2010	2009
	1st quarter	4th quarter	1st quarter
Cash flow from operating activities:
Net Income before income tax and social contribution	2,689,696	2,758,802	2,412,611
Adjustments to net income before taxes	5,387,210	3,088,603	5,479,269
Allowance for loan losses	2,159,287	2,730,033	2,919,604
Depreciation and amortization	456,388	430,261	387,808
Goodwill amortization	58,873	33,471	24,577
Impairment losses/losses on assets	(2,445)	(108,058)	(2,706)
(Reversal)/expenses with civil, labor and tax provisions	1,117,271	(1,242,946)	713,652
Expenses with restatement and interest from technical provisions for insurance, private pension plans and savings bonds	1,493,549	1,171,800	1,373,602
Equity in the earnings (losses) of unconsolidated companies	(28,755)	(142,011)	(5,567)
(Gain)/loss on sale of investments	-	(44,540)	(29,498)
(Gain)/loss on sale of fixed assets	(4,240)	2,352	(3,063)
(Gain)/loss on sale of foreclosed assets	90,660	115,987	46,568
Other	46,622	142,254	54,292
Adjusted net income before taxes	8,076,906	5,847,405	7,891,880
(Increase)/decrease in interbank investments	1,059,199	(14,144,588)	1,195,222
(Increase)/decrease in securities and derivative financial instruments	(2,902,350)	997,076	1,965,551
(Increase)/decrease in interbank and interdepartmental accounts	(1,337,179)	1,338,693	(982,132)
(Increase)/decrease in loan and leasing operations	(11,117,654)	(10,768,164)	(2,177,853)
(Increase)/decrease in insurance premiums receivable	295,236	(112,447)	(697,326)
Increase in technical provisions for insurance, private pension plans and savings bonds	619,521	2,999,357	665,554
Increase/(decrease) in deferred income	(28,228)	23,402	(576)
(Increase)/decrease in other receivables and other assets	(813,768)	4,638,395	(9,709,752)
Increase/(decrease) in other liabilities	3,121,873	(3,767,119)	11,220,696
Minority interest	1,200	429,017	9,969
Income tax and social contribution paid	(1,282,026)	(629,335)	(1,166,545)
Net cash provided by/used in operating activities	(4,307,270)	(13,148,308)	8,214,688
Cash flow from investing activities:
(Increase) in reserve requirements in the Brazilian Central Bank	(17,501,089)	(1,650,542)	(1,531,204)
(Increase) in available-for-sale securities	(4,128,146)	(588,297)	(1,051,035)
(Increase)/decrease in held-to-maturity securities	(1,740,034)	(264,149)	67,105
Proceeds from sale of foreclosed assets	27,178	101,028	63,192
Divestments	(534)	142,812	156,407
Proceeds from the sale of premises and equipment and leased assets	114,989	46,260	64,979
Decrease in intangible assets	52,345	-	8,064
Acquisition of foreclosed assets	(221,585)	(269,212)	(253,355)
Acquisition of investments	(701)	(106,408)	(179,824)
Acquisition of premises and equipment and leased assets	(170,547)	(416,625)	(311,458)
Investment in intangible assets	(233,654)	(1,905,763)	(463,345)
Dividends and interest on shareholders' equity received	5,190	3,792	1,624
Net cash provided by/used in investing activities	(23,796,588)	(4,907,104)	(3,428,850)
Cash Flow from financing activities:
Increase/(decrease) in deposits	(351,411)	3,085,563	4,609,781
Increase in federal funds purchased and securities sold under agreements to repurchase	14,898,929	10,669,366	11,682,048
Increase in funds from issue of securities	1,067,929	371,750	268,049
Increase/(decrease) in borrowings and onlendings	2,880,008	303,220	(1,526,924)
Increase in subordinated debts	436,752	223,300	496,366
Capital increase by merger of shares	-	1,368,183	-
Dividends and interest on shareholders’ equity paid	(1,639,225)	(331,261)	(1,733,695)
Acquisition of own shares	(4,740)	(93,924)	(327)
Net cash provided by/used in financing activities	17,288,242	15,596,197	13,795,298
Net increase/(decrease) in cash and cash equivalents	(10,815,616)	(2,459,215)	18,581,136
Cash and cash equivalents – At the beginning of the period	82,720,913	85,180,128	64,131,372
Cash and cash equivalents – At the end of the period	71,905,297	82,720,913	82,712,508
Net increase/(decrease) in cash and cash equivalents	(10,815,616)	(2,459,215)	18,581,136

The Notes are an integral part of the Financial Statements

Notes to the Consolidated Financial Statements Index

We present below the Notes to the Consolidated Financial Statements of Banco Bradesco S.A. subdivided as follows:

Notes to the Consolidated Financial Statements

1) OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, insurance, private pension plans and savings bonds. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, including SPEs. They were prepared based on accounting practices determined by Law 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the Monetary National Council (CMN) and the Brazilian Central Bank (Bacen), Securities and Exchange Commission of Brazil (CVM), National Private Insurance Council (CNSP), Insurance Superintendence (Susep), National Agency for Supplementary Healthcare (ANS), and consider the financial statements of leasing companies based on the finance lease method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as separate presentation of net income and shareholders’ equity referring to the interest of non-controlling shareholders. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the capital stock percentage owned of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled companies up to March 31, 2008 was fully amortized. Goodwill ascertained as of that date is presented under investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement item together with derivative financial instruments, in order to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimates of the fair value of certain financial instruments, provision for contingencies, losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets, other provisions, the calculation of technical provisions for insurance, supplementary pension plans and savings bonds and the determination of the useful life of specific assets. Actual results could differ from those estimates and assumptions.

The financial statements were approved by the Board of Directors on April 27, 2010.

We present below the main direct and indirect investees included in the Consolidated Financial Statements:

Notes to the Consolidated Financial Statements

	Activity	Total ownership
		2010	2009
		March 31	December 31	March 31
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	99.94%	99.94%	99.88%
Banco Bradesco Financiamentos S.A.(3)	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.(4)	Investment bank	98.35%	98.35%	98.33%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A.(2) (10)	Banking	100.00%	100.00%	-
Cielo S.A. (2) (5) (6) (7) (8) (11)	Services	26.56%	26.56%	39.26%
Financial Area - abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Private Pension Plans and Savings Bonds Area
Atlântica Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Dental S.A.(12)	Insurance/dental health	43.50%	43.50%	100.00%
Odontoprev S.A.(2) (13)	Insurance/dental health	43.50%	43.50%	-
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private pension plans/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
CPM Holdings Limited(6)	Holding	49.00%	49.00%	49.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%

Notes to the Consolidated Financial Statements

	Activity	Total ownership
		2010	2009
		March 31	December 31	March 31
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1)	Increase in interest by the total subscription of the capital increase in April 2009;
(2)	Company whose audit services in 2009 were carried out by other independent auditors;
(3)	Current name of Banco Finasa BMC S.A.;
(4)	Increase in ownership interest due to the subscription of the total capital stock increase in December 2009;
(5)	Companies whose audit services in 2010 were carried out by other independent auditors;
(6)	Companies proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;
(7)	Reduction in interest by partial sale in June and July 2009;
(8)

The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);

(9)

The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);

(10)	Company acquired in October 2009;
(11)	Current name of Companhia Brasileira de Meios de Pagamento – Visanet;
(12)	Reduction of interest due to the merger of Bradesco Dental shares by Odontoprev in October 2009; and
(13)	Interest received from the merger of Bradesco Dental shares by Odontoprev in October 2009.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Functional and Presentation Currencies

Financial statements are presented in Reais, which is Bradesco’s functional currency. Operations of foreign branches and subsidiaries are essentially a continuation of the activities in Brazil, and therefore, assets, liabilities and results are adjusted to comply with the accounting practices adopted in Brazil and translated into Reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are recorded in the period’s income.

b) Determination of net income

Net income is determined on the accrual basis of accounting which establishes that income and expenses should be included in the determination of the results of the period to which they relate, always simultaneously when they are correlated, regardless of receipt or payment. Transactions with fixed rates are recorded at their redemption value and unearned income and unexpired expenses are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

Floating rate or foreign-currency-indexed transactions are adjusted to the balance sheet date.

Insurance and coinsurance premiums, net of premiums assigned in coinsurance and reinsurance, as well as corresponding commissions, are appropriated to income over the period of corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred selling expenses. Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

Notes to the Consolidated Financial Statements

Supplementary pension plans contributions and life insurance premiums with a survival clause are recognized in income as they are received.

Revenue from savings bonds is recognized at the time of receipt, except for pre-printed bonds of established amount and lump-sum payment, which are recorded at the time of issue. The expenses for placement of bonds, classified as “Selling Expenses,” are recognized as they are incurred. Brokerage expenses are recorded when the respective savings bonds contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

Expenses for technical provisions for private pension plans and savings bonds are recorded at the same time as the corresponding revenues thereof are recognized.

c) Cash and cash equivalents

Cash and Cash Equivalents are represented by: cash in domestic and foreign currency, investments in gold, open market investments and deposits in other banks, with maturities on the application date of 90 days or less and present an insignificant risk of change in fair value, used by the Bank to manage its short-term commitments.

d) Interbank investments

Purchase and sale commitments with unrestricted movement agreements are adjusted to market value. Other investments are recorded at acquisition cost, plus income earned up to the balance sheet date, net of loss accrual, when applicable.

e) Securities – classification:

  Trading securities – securities acquired for the purpose of being actively and frequently traded, adjusted to market value against the income in the period;

  Available-for-sale securities – securities which are not specifically intended for trading purposes or as held to maturity, adjusted to market value against a specific account in shareholders' equity, net of tax effects; and

  Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity, recorded at acquisition cost, plus earnings recognized against income for the period.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at its estimated fair value in the consolidated balance sheet. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

f) Derivative financial instruments (assets and liabilities)

Classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage the overall exposure, as well as for meeting clients requests for the management of

Notes to the Consolidated Financial Statements

their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according their nature as:

  Market risk hedge: for financial instruments classified in this category as well as the hedge- related financial assets and liabilities, gains and losses, realized or not, are recorded in income statement; and

  Cash flow hedge: for financial instruments classified in this category, the effective valuation or devaluation portion is recorded, net of tax effects, in a specific account in shareholders’ equity.
  The non-effective portion of the respective hedge is directly recognized in the income statement.

g) Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified in their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for client risk rating purposes as follows:

Past-due period (1)	Client rating
Ï from 15 to 30 days	B
Ï from 31 to 60 days	C
Ï from 61 to 90 days	D
Ï from 91 to 120 days	E
Ï from 121 to 150 days	F
Ï from 151 to 180 days	G
Ï more than 180 days	H

(1) For operations unexpired term of over 36 months, the periods are doubled, as allowed by CMN Resolution 2,682/99.

The accrual of revenue on operations past due up to 59 days is recorded in income and subsequent to the 60th day, in unearned income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recognized in the balance sheet.

Renegotiated operations are maintained, at least, at the same classification as their prior rating. Renegotiations already charged-off against the allowance and which are recorded in memorandum accounts are rated as “H” level and any possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

Notes to the Consolidated Financial Statements

The allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

h) Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables - Sundry” and the provision for deferred tax liabilities on tax difference in leasing depreciation and mark-to-market adjustments of securities is recorded in “Other Liabilities – Tax and Social Security”. Only income tax rate is applied on tax difference in leasing depreciation.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. Social contribution is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

Tax credits brought forward from previous periods, resulting from the increase of the social contribution rate to 15% are recorded up to the limit of the corresponding consolidated tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have effect taxable income for corporate entities opting for the Transitional Tax Regime (RTT), and, for tax purposes, accounting methods and criteria in force on December 31, 2007 will be considered. For accounting purposes, the tax effects of adopting Law 11,638/07 are recorded in the corresponding deferred tax assets and liabilities.

Notes to the Consolidated Financial Statements

i) Prepaid expenses

Payments for future benefits or services are registered in assets according to the accrual method of accounting.

This group is basically represented by: insurance selling expenses, insurance expenses and advertising and marketing expenses, as described in note 12b.

j) Investments

Investments in subsidiaries, jointly-controlled companies and affiliates, with significant influence over the investee or ownership of 20% or more in the voting capital, are evaluated by the equity accounting method.

Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

k) Fixed assets

Correspond to tangible assets used in the Bank’s activities or acquired with this purpose, including those deriving from operations which transfer risks, benefits and controls of the assets.

Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated on the straight-line method according to the estimated economic useful life of assets, being: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a. and impairment, when applicable.

l) Intangible assets

Intangible assets are intangible rights acquired for business activities or exercised with that purpose.

Intangible assets comprise:

  Future profitability/client portfolio acquired and acquisition of the right to provide banking services; and
  These are recorded and amortized over the period in which the asset will directly and indirectly contribute to the future cash flow and adjusted by the impairment, when applicable.

  Software
  Software is recorded at cost less amortization on the straight-line method during the estimated useful life (20% to 50% p.a.), as from the date it is available for use and adjusted by impairment, when applicable. Internal software development expenses are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

Notes to the Consolidated Financial Statements

m) Asset impairment

Securities classified as available-for-sale, held-to-maturity and non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment, which is recognized in the income statement for the period if the book value of an asset or its cash-generating unit exceeds its recoverable value.

A cash generating unit is the smallest identifiable group of assets that generates cash flows materially independent from other assets and groups.

n) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily prorated basis.

o) Technical provisions related to insurance, private pension plans and savings bonds activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

· Basic, life and health insurance lines:

- Unearned Premiums Provision (PPNG) comprises retained premiums (except reinsurance assignment, once according to CNSP Resolution 195/08, as of 2009, insurance companies should not deduct the amounts transferred to third parties through reinsurance operations from the calculation of provisions) which are deferred during the term of effectiveness of the insurance policies, determining the daily prorated value of the unearned premium of the unexpired risk period (future risk of policies in effect);

- The provision for claims Incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by policyholders/beneficiaries. Pursuant to CNSP Resolution 195/08, as of 2009, insurance companies cannot deduct the amounts transferred to third parties through reinsurance operations from calculation of provisions;

- The provision for unsettled claims is recorded based on indemnity estimates for notices of claims received from policyholders up to the balance sheet date. The provision is monetarily restated and includes all claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision for unsettled claims comprises litigations and complements to IBNR provision;

- The Supplementary Premium Provision (PCP) is recorded on a monthly basis to complement the PPNG;

- The provision for insufficient premiums is recorded when there is insufficiency of the unearned premium provision to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation;

- Other technical provisions refer to the provision for future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a method included in the actuarial technical note approved by ANS;

Notes to the Consolidated Financial Statements

- The provision for benefits to be granted, of the individual health plan portfolio, refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formulation included in the actuarial technical note approved by ANS; and

- The provision for benefits granted, of the individual health plan portfolio, is comprised by liabilities arising from payment release contractual clauses referring to health plan coverage, and its accounting complies with Resolution - RN 75/04 of ANS, and by premiums for the payment release of Bradesco Saúde policyholders -“Plano GBS”.

· Supplementary private pension plans and life insurance covering survival:

- The mathematical provision for benefits to be granted refers to participants whose benefits have not yet begun. In private pension plans known as “traditional”, the provision represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans, and are calculated using methodologies and premises set forth in the Actuarial Technical Notes.

Mathematical provisions of benefits to be granted pegged to life insurance and Unrestricted Benefits Generating private pension plans (VGBL and PGBL) represent the amount of contributions made by the participants, net of carrying costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

- The mathematical provision for benefits granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

- The contribution insufficiency provision (PIC) is recorded for an eventual unfavorable fluctuation in technical risks taken in the mathematical provision for benefits to be granted, in the mathematical provision for benefits granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the provision is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with improvement of 1.5% p.a. and actual interest rate of 4% p.a.. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a.. Improvement is a technique that automatically updates the survival table, considering the expected increase in future survival rates.

- The financial fluctuation provision is recorded up to a limit of 15% of the mathematical provision for benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations; and

- The administrative expenses provision is recorded to cover administrative expenses of defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the actuarial technical note.

· Savings bonds:

- The mathematical provision for redemptions is recorded for each active or suspended savings bond during the estimated term set forth in the general conditions of the plan. It is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

Notes to the Consolidated Financial Statements

- The provisions for redemptions are established for the expired savings bonds and unexpired plans where early redemption has been required by the clients. The provisions are monetarily restated based on the indexes determined in each plan; and

- The provisions for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where clients have already been selected (payable).

p) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measurement and disclosure of contingent assets and liabilities and legal liabilities are in accordance with the criteria defined in CMN Resolution 3,823/09 and CVM Resolution 594/09.

  Contingent Assets: are not recognized in the financial statements, except when Management has total control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements (Note 18a);

  Contingent Liabilities: are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of the courts, whenever the loss is evaluated as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability. Contingent liabilities classified as possible losses are not recognized in the financial statements, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

  Legal Liabilities – Tax and Social Security: result from judicial proceedings related to tax liabilities, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements (note 18b).

q) Funding expenses

Expenses related to funding transactions involving the issue of securities are recorded as reduction of the liability and are allocated to income over the term of the transaction.

r) Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for loss, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily prorated basis).

Notes to the Consolidated Financial Statements

4) INFORMATION FOR COMPARISON PURPOSES Reclassifications

For a better comparison of the financial statements, reclassifications were made in the balances for the period ended December 31 and March 31, 2009, to comply with the accounting procedures/classifications adopted in 2010.

Notes to the Consolidated Financial Statements

Balance Sheet

	On December 31, 2009 - R$ thousand
	As previously reported	Reclassifications	Reclassified balance
Assets
Permanent assets	10,194,797	-	10,194,797
Investments	1,260,819	287,998	1,548,817
Equity in the earnings/losses of unconsolidated companies:
- Domestic (1)	738,282	287,998	1,026,280
Intangible assets	5,516,024	(287,998)	5,228,026
Intangible assets (1)	8,779,565	(287,998)	8,491,567
Total	506,223,092	-	506,223,092

	On March 31, 2009 - R$ thousand
	As previously reported	Reclassifications	Reclassified balance
Assets
Permanent assets	8,017,091	-	8,017,091
Investments	1,095,181	305,165	1,400,346
Equity in the earnings/losses of unconsolidated companies:
- Domestic (1)	579,192	305,165	884,357
Intangible assets	3,635,783	(305,165)	3,330,618
Intangible assets (1)	6,366,661	(305,165)	6,061,496
Total	482,140,944	-	482,140,944

Liabilities
Current liabilities	270,904,658	-	270,904,658
Other liabilities	42,583,983	-	42,583,983
Subordinated debts (2)	71,134	493,815	564,949
Sundry (2)	13,648,888	(493,815)	13,155,073
Long-term liabilities	175,319,989	-	175,319,989
Other liabilities	31,924,501	-	31,924,501
Subordinated debts (2)	19,673,798	35,258	19,709,056
Sundry (2)	2,660,272	(35,258)	2,625,014
Total	482,140,944	-	482,140,944

Statement of Income

	On March 31, 2009 - R$ thousand
	As previously reported	Reclassifications	Reclassified balance
Other operating revenues/expenses	(2,381,156)	-	(2,381,156)
Fee and Commission Income (3)	2,836,569	(86,483)	2,750,086
Other Revenues from Fees and Commissions	2,291,288	(86,483)	2,204,805
Personnel Expenses (4)	(1,776,156)	(75,920)	(1,852,076)
Other Administrative Expenses (3) (4)	(2,126,848)	(30,896)	(2,157,744)
Tax Expenses (3)	(595,318)	(635)	(595,953)
Other Operating Expenses (3) (4)	(1,735,481)	193,934	(1,541,547)
Net Income	1,723,012	-	1,723,012

Notes to the Consolidated Financial Statements

(1) Reclassification of intangible assets for interest in domestic affiliates, related to goodwill based on the asset’s market value -investments;
(2) Reclassification of Other Liabilities – Sundry to Subordinated Debts related to CDB issue;
(3) Reclassification of Fee and Commission Income and Other Administrative Expenses to Other Operating Expenses, related to interbank fees, which now is named Reimbursement of Operating Costs; and
(4) Reclassification of Other Operating Expenses to Personnel Expenses, Other Administrative Expenses and Tax Expenses, related to the breakdown of sale of non-financial companies.

Notes to the Consolidated Financial Statements

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

a) Balance sheet

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	406,961,418	35,124,863	92,559,265	11,338	1,083,048	(13,030,395)	522,709,537
Cash and cash equivalents	5,426,579	3,220,819	145,228	9,738	15,177	(112,876)	8,704,665
Interbank investments	95,730,454	1,434,058	-	-	-	-	97,164,512
Securities and derivative financial instruments	64,558,475	6,266,387	86,773,161	42	521,265	(810,741)	157,308,589
Interbank and interdepartmental accounts	36,253,911	420,080	-	-	-	-	36,673,991
Loan and leasing operations	152,601,911	23,320,799	-	-	-	(9,526,619)	166,396,091
Other receivables and other assets	52,390,088	462,720	5,640,876	1,558	546,606	(2,580,159)	56,461,689
Permanent assets	34,445,752	6,902	2,098,005	34	132,802	(26,766,972)	9,916,523
Investments	26,916,002	-	1,323,346	-	64,311	(26,766,972)	1,536,687
Premises and equipment and leased assets	2,948,957	6,755	232,041	34	56,480	-	3,244,267
Intangible assets	4,580,793	147	542,618	-	12,011	-	5,135,569
Total on March 31, 2010	441,407,170	35,131,765	94,657,270	11,372	1,215,850	(39,797,367)	532,626,060
Total on December 31, 2009	414,654,040	27,778,897	92,086,729	17,277	1,186,389	(29,500,240)	506,223,092
Total on March 31, 2009	396,325,050	30,335,673	80,707,403	23,508	839,849	(26,090,539)	482,140,944

Liabilities
Current and long-term liabilities	397,692,462	19,681,179	83,478,533	2,450	605,521	(13,030,395)	488,429,750
Deposits	165,430,043	5,418,101	-	-	-	(126,471)	170,721,673
Federal funds purchased and securities sold under agreements to repurchase	127,417,101	856,962	-	-	-	(102,088)	128,171,975
Funds from issuance of securities	4,106,102	5,334,656	-	-	-	(890,245)	8,550,513
Interbank and interdepartmental accounts	2,061,156	1,505	-	-	-	-	2,062,661
Borrowing and onlending	35,711,601	3,828,980	-	-	-	(9,332,837)	30,207,744
Derivative financial instruments	2,371,322	97,417	-	-	-	-	2,468,739
Technical provisions from insurance, private pension plans and savings bonds	-	-	77,683,205	1,786	-	-	77,684,991
Other liabilities:
- Subordinated debts	19,686,786	3,853,943	-	-	-	-	23,540,729
- Other	40,908,351	289,615	5,795,328	664	605,521	(2,578,754)	45,020,725
Deferred income	292,397	-	-	-	-	-	292,397
Shareholders’ equity/minority interest in subsidiaries	334,945	15,450,586	11,178,737	8,922	610,329	(26,766,972)	816,547
Shareholders’ equity - parent company	43,087,366	-	-	-	-	-	43,087,366
Total on March 31, 2010	441,407,170	35,131,765	94,657,270	11,372	1,215,850	(39,797,367)	532,626,060
Total on December 31, 2009	414,654,040	27,778,897	92,086,729	17,277	1,186,389	(29,500,240)	506,223,092
Total on March 31, 2009	396,325,050	30,335,673	80,707,403	23,508	839,849	(26,090,539)	482,140,944

Notes to the Consolidated Financial Statements

b) Statement of income

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	12,837,193	386,862	2,272,298	-	10,442	(16,309)	15,490,486
Expenses from financial intermediation	8,152,469	17,787	1,493,549	-	-	(16,211)	9,647,594
Gross income from financial intermediation	4,684,724	369,075	778,749	-	10,442	(98)	5,842,892
Other operating income/expenses	(3,454,066)	(29,164)	379,900	(963)	46,373	98	(3,057,822)
Operating income	1,230,658	339,911	1,158,649	(963)	56,815	-	2,785,070
Non-operating income	(90,028)	1,464	(6,759)	-	(51)	-	(95,374)
Income before taxes and minority interest	1,140,630	341,375	1,151,890	(963)	56,764	-	2,689,696
Income tax and social contribution	(116,339)	(518)	(436,386)	314	(16,389)	-	(569,318)
Minority interest in subsidiaries	(6,123)	-	(11,416)	-	(133)	-	(17,672)
Net income for 1Q10	1,018,168	340,857	704,088	(649)	40,242	-	2,102,706
Net income for 4Q09	1,276,139	50,465	826,483	949	26,905	-	2,180,941
Net income for 1Q09	639,356	423,685	646,777	2,774	10,420	-	1,723,012

(1)	The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2)	The balances of equity accounts, income and expenses among companies from the same segment are being eliminated;
(3)	The “Insurance Group” segment comprises insurance, private pension plans and savings bonds companies; and
(4)	Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) CASH AND CASH EQUIVALENTS

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Funds available in domestic currency	5,209,507	5,507,300	5,009,832
Funds available in foreign currency	3,495,086	1,439,198	2,523,466
Investments in gold	72	65	70
Total funds available (cash)	8,704,665	6,946,563	7,533,368
Short-term interbank investments (1)	63,200,632	75,774,350	75,179,140
Total cash and cash equivalents	71,905,297	82,720,913	82,712,508

(1) Refers to operations with maturities on the application date of 90 days or less and with insignificant risk of change in fair value.

Notes to the Consolidated Financial Statements

7) INTERBANK INVESTMENTS

a) Breakdown and maturities

	R$ thousand
	2010					2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Investments in the open market:
Own portfolio position	7,432,635	14,979,422	-	-	22,412,057	33,326,754	24,323,216
• Financial treasury bills	1,708,637	-	-	-	1,708,637	780,904	2,226,633
• National treasury notes	1,995,789	12,999,190	-	-	14,994,979	19,185,687	18,887,098
• National treasury bills	3,649,275	1,980,232	-	-	5,629,507	13,350,807	3,206,435
• Other	78,934	-	-	-	78,934	9,356	3,050
Funded position	59,384,778	7,317,494	-	-	66,702,272	67,957,781	55,592,152
• Financial treasury bills	27,144,804	-	-	-	27,144,804	20,945,416	43,734,397
• National treasury notes	25,809,892	3,048,245	-	-	28,858,137	28,537,680	11,824,284
• National treasury bills	6,430,082	4,269,249	-	-	10,699,331	18,474,685	33,471
Short position	230,235	576,174	-	-	806,409	553,156	3,178,836
• National treasury bills	230,235	576,174	-	-	806,409	553,156	3,178,836
Subtotal	67,047,648	22,873,090	-	-	89,920,738	101,837,691	83,094,204
Deposits in other banks:
• Deposits in other banks	2,818,638	2,319,644	1,202,079	903,656	7,244,017	8,959,981	10,248,250
• Provisions for losses	-	(239)	(4)	-	(243)	(859)	(440)
Subtotal	2,818,638	2,319,405	1,202,075	903,656	7,243,774	8,959,122	10,247,810
Total on March 31, 2010	69,866,286	25,192,495	1,202,075	903,656	97,164,512
%	72.0	25.9	1.2	0.9	100.0
Total on December 31, 2009	84,014,995	23,461,341	2,243,038	1,077,439		110,796,813
%	75.8	21.2	2.0	1.0		100.0
Total on March 31, 2009	77,618,587	14,074,221	826,173	823,033			93,342,014
%	83.2	15.1	0.9	0.8			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Income from investments in purchase and sale commitments:
Own portfolio position	592,398	580,234	685,664
Funded position	1,442,604	1,574,524	1,471,813
Short position	58,768	17,333	149,809
Subtotal	2,093,770	2,172,091	2,307,286
Income from interest-earning deposits in other banks	167,388	142,215	278,083
Total (Note 8h)	2,261,158	2,314,306	2,585,369

Notes to the Consolidated Financial Statements

8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a) Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2010						2009
	Financial	Insurance/ Savings bonds	Private pension plans	Other activities	March 31%		December 31%		March 31%
Trading securities	43,996,110	2,395,723	30,655,515	324,537	77,371,885	59.0	70,712,303	59.5	76,073,739	68.0
- Government securities	23,147,599	1,082,175	220,746	287,273	24,737,793	18.9	23,095,598	19.4	30,731,644	27.5
- Corporate bonds	17,796,991	1,313,548	218,871	37,264	19,366,674	14.8	16,803,535	14.2	15,487,144	13.8
- Derivative financial instruments (1)	3,051,520	-	-	-	3,051,520	2.3	1,358,573	1.1	2,281,891	2.0
- PGBL / VGBL restricted bonds	-	-	30,215,898	-	30,215,898	23.0	29,454,597	24.8	27,573,060	24.7
Available-for-sale securities	22,592,707	1,752,133	1,818,986	30,017	26,193,843	19.9	22,083,918	18.6	11,821,515	10.6
- Government securities	16,158,202	153,244	234,644	-	16,546,090	12.6	13,610,163	11.5	3,261,349	2.9
- Corporate bonds	6,434,505	1,598,889	1,584,342	30,017	9,647,753	7.3	8,473,755	7.1	8,560,166	7.7
Held-to-maturity securities (4)	875,870	7,002,164	19,800,584	-	27,678,618	21.1	25,938,584	21.9	23,953,802	21.4
- Government securities	875,870	7,002,164	19,095,460	-	26,973,494	20.6	25,266,822	21.3	23,304,559	20.8
- Corporate bonds	-	-	705,124	-	705,124	0.5	671,762	0.6	649,243	0.6
Subtotal	67,464,687	11,150,020	52,275,085	354,554	131,244,346	100.0	118,734,805	100.0	111,849,056	100.0
Purchase and sale commitments (2)	2,665,847	4,828,984	18,519,113	50,299	26,064,243		27,883,930		18,967,149
Overall total	70,130,534	15,979,004	70,794,198	404,853	157,308,589		146,618,735		130,816,205
- Government securities	40,181,671	8,237,583	19,550,850	287,273	68,257,377	52.0	61,972,583	52.2	57,297,552	51.2
- Corporate bonds	27,283,016	2,912,437	2,508,337	67,281	32,771,071	25.0	27,307,625	23.0	26,978,444	24.1
- PGBL / VGBL restricted bonds	-	-	30,215,898	-	30,215,898	23.0	29,454,597	24.8	27,573,060	24.7
Subtotal	67,464,687	11,150,020	52,275,085	354,554	131,244,346	100.0	118,734,805	100.0	111,849,056	100.0
Purchase and sale commitments (2)	2,665,847	4,828,984	18,519,113	50,299	26,064,243		27,883,930		18,967,149
Overall total	70,130,534	15,979,004	70,794,198	404,853	157,308,589		146,618,735		130,816,205

Notes to the Consolidated Financial Statements

b) Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2010							2009
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market	Market/ book value (5) (6) (7)	Mark-to-market
Government securities	1,155,874	1,400,872	8,633,047	57,067,584	68,257,377	67,981,974	275,403	61,972,583	423,826	57,297,552	1,024,217
Financial treasury bills	38,848	497,548	95,307	18,134,338	18,766,041	18,771,614	(5,573)	14,374,635	(5,928)	10,479,469	(6,834)
National treasury bills	892,306	41,776	6,131,829	504,203	7,570,114	7,576,563	(6,449)	4,336,011	(9,786)	2,818,564	19,687
National treasury notes	6,279	839,212	286,312	38,324,188	39,455,991	39,455,388	603	40,121,292	29,981	39,241,125	584,223
Brazilian foreign debt notes	38,517	-	1,962,885	-	2,001,402	1,727,591	273,811	2,813,150	398,181	3,473,768	342,585
Privatization currencies	-	-	-	92,156	92,156	77,471	14,685	94,143	14,593	99,270	13,495
Foreign government securities	179,924	16,793	154,327	-	351,044	353,171	(2,127)	211,765	(3,670)	1,177,722	71,067
Other	-	5,543	2,387	12,699	20,629	20,176	453	21,587	455	7,634	(6)
Corporate bonds	8,911,654	3,098,602	4,110,867	16,649,948	32,771,071	32,309,581	461,490	27,307,625	378,381	26,978,444	(928,514)
Bank deposit certificates	202,080	132,156	136,446	612,429	1,083,111	1,083,111	-	1,097,396	-	1,886,702	-
Shares	4,332,237	-	-	-	4,332,237	4,190,639	141,598	3,294,980	115,220	3,155,107	(1,158,463)
Debentures	3,720	182,823	1,001,830	9,403,670	10,592,043	10,462,034	130,009	9,033,521	139,678	7,613,696	205,271
Promissory notes	104,599	2,480,988	409,756	-	2,995,343	2,995,978	(635)	2,047,780	(421)	5,417,814	-
Foreign corporate bonds	600,318	6,865	2,283,458	21,507	2,912,148	2,801,860	110,288	2,228,011	77,255	1,897,328	(110,734)
Derivative financial instruments (1)	2,037,850	222,895	74,612	716,163	3,051,520	2,988,525	62,995	1,358,573	117,559	2,281,891	140,762
Other	1,630,850	72,875	204,765	5,896,179	7,804,669	7,787,434	17,235	8,247,364	(70,910)	4,725,906	(5,350)
PGBL / VGBL restricted bonds	3,698,807	8,420,539	5,697,323	12,399,229	30,215,898	30,215,898	-	29,454,597	-	27,573,060	-
Subtotal	13,766,335	12,920,013	18,441,237	86,116,761	131,244,346	130,507,453	736,893	118,734,805	802,207	111,849,056	95,703
Purchase and sale commitments (2)	25,404,360	594,006	64,180	1,697	26,064,243	26,064,243	-	27,883,930	-	18,967,149	-
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	67,030	-	150,089	-	(225,784)
Overall total	39,170,695	13,514,019	18,505,417	86,118,458	157,308,589	156,571,696	803,923	146,618,735	952,296	130,816,205	(130,081)

Notes to the Consolidated Financial Statements

c) Consolidated classification by category, maturity and business segment

I) Trading securities

Securities (3)	R$ thousand
	2010							2009
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/book value (5) (6) (7)	Restated cost	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market
- Financial	4,098,386	3,534,942	1,704,284	34,658,498	43,996,110	43,757,246	238,864	38,510,735	360,116	45,720,520	1,002,884
National treasury bills	892,306	41,756	165,153	499,621	1,598,836	1,598,805	31	2,336,454	(900)	2,704,013	19,046
Financial treasury bills	1,958	180,140	29,745	16,187,802	16,399,645	16,405,267	(5,622)	12,325,394	(6,252)	8,769,633	(7,621)
Bank deposit certificates	18,728	71,958	95,140	584,692	770,518	770,518	-	818,582	-	1,425,414	-
Derivative financial instruments (1)	2,037,850	222,895	74,612	716,163	3,051,520	2,988,525	62,995	1,358,573	117,559	2,281,891	140,762
Debentures	3,455	124,535	726,919	7,974,219	8,829,128	8,705,272	123,856	7,303,605	135,940	5,462,778	201,356
Promissory notes	104,600	2,480,812	409,756	-	2,995,168	2,995,803	(635)	2,047,235	(421)	4,690,175	-
Brazilian foreign debt notes	952	-	32,069	-	33,021	1,037	31,984	35,278	3,677	41,438	3,317
National treasury notes	-	383,756	87	4,512,728	4,896,571	4,869,331	27,240	7,083,823	111,006	16,960,874	584,227
Foreign corporate securities	565,403	2,661	31,415	21,507	620,986	616,656	4,330	60,968	3,497	92,429	(5,804)
Foreign government securities	179,439	16,793	5,194	-	201,426	201,851	(425)	82,020	(636)	1,177,710	71,067
Shares	74,218	-	-	-	74,218	75,868	(1,650)	60,023	-	20,608	-
Other	219,477	9,636	134,194	4,161,766	4,525,073	4,528,313	(3,240)	4,998,780	(3,354)	2,093,557	(3,466)
- Insurance companies and savings bonds	1,150,851	209,405	75,142	960,325	2,395,723	2,395,723	-	1,990,690	-	2,123,965	-
Financial treasury bills	-	139,103	-	879,326	1,018,429	1,018,429	-	644,228	-	659,948	-
National treasury bills	-	-	56,590	469	57,059	57,059	-	70,184	-	19,441	-
Bank deposit certificates	-	59,126	12,324	10,369	81,819	81,819	-	79,028	-	283,019	-
National treasury notes	-	-	-	6,686	6,686	6,686	-	6,354	-	7,868	-
Shares	32,986	-	-	-	32,986	32,986	-	38,556	-	46,109	-
Debentures	-	4	1,020	4,155	5,179	5,179	-	4,915	-	93,720	-
Foreign private bonds	-	-	5,208	-	5,208	5,208	-	5,073	-	-	-
Promissory notes	-	-	-	-	-	-	-	-	-	133,556	-
Other	1,117,865	11,172	-	59,320	1,188,357	1,188,357	-	1,142,352	-	880,304	-

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2010							2009
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/book value (5) (6) (7)	Restated cost	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-Market
- Private pension plans	3,917,677	8,434,503	5,706,890	12,596,445	30,655,515	30,655,345	170	29,906,576	(31)	27,972,487	-
Financial treasury bills	-	13,964	11	185,030	199,005	199,005	-	206,815	-	195,837	-
National treasury notes	-	-	-	12,186	12,186	12,016	170	11,246	(31)	2,988	-
Bank deposit certificates	-	-	-	-	-	-	-	-	-	5,413	-
National treasury bills	-	-	9,556	-	9,556	9,556	-	9,321	-	-	-
Shares	2,745	-	-	-	2,745	2,745	-	2,715	-	1,848	-
Debentures	-	-	-	-	-	-	-	-	-	2,872	-
PGBL / VGBL restricted bonds	3,698,807	8,420,539	5,697,323	12,399,229	30,215,898	30,215,898	-	29,454,597	-	27,573,060	-
Other	216,125	-	-	-	216,125	216,125	-	221,882	-	190,469	-
- Other activities	51,945	19,243	21,724	231,625	324,537	324,537	-	304,302	-	256,767	266
Financial treasury bills	36,890	13,606	973	223,402	274,871	274,871	-	228,405	-	164,732	-
Bank deposit certificates	8,276	1,073	10,685	917	20,951	20,951	-	15,981	-	30,966	-
National treasury bills	-	-	336	4,083	4,419	4,419	-	8,520	-	20,871	266
Debentures	-	4,091	9,335	1,311	14,737	14,737	-	18,877	-	38,418	-
National treasury notes	6,279	151	-	1,555	7,985	7,985	-	28,494	-	799	-
Promissory notes	-	175	-	-	175	175	-	545	-	-	-
Other	500	147	395	357	1,399	1,399	-	3,480	-	981	-
Subtotal	9,218,859	12,198,093	7,508,040	48,446,893	77,371,885	77,132,851	239,034	70,712,303	360,085	76,073,739	1,003,150
Purchase and sale commitments (2)	25,404,360	594,006	64,180	1,697	26,064,243	26,064,243	-	27,883,930	-	18,967,149	-
- Financial	2,661,239	52,292	918	1,697	2,716,146	2,716,146	-	3,656,410	-	3,128,033	-
- Insurance companies and savings bonds	4,447,726	381,258	-	-	4,828,984	4,828,984	-	4,045,712	-	3,551,511	-
- Private pension plans	18,295,395	160,456	63,262	-	18,519,113	18,519,113	-	20,181,808	-	12,287,605	-
- PGBL/VGBL	17,935,518	160,456	63,262	-	18,159,236	18,159,236	-	17,454,794	-	11,626,320	-
- Funds	359,877	-	-	-	359,877	359,877	-	2,727,014	-	661,285	-
Overall total	34,623,219	12,792,099	7,572,220	48,448,590	103,436,128	103,197,094	239,034	98,596,233	360,085	95,040,888	1,003,150
Derivative financial instruments (liabilities)	(1,997,427)	(150,239)	(213,347)	(107,726)	(2,468,739)	(2,473,805)	5,066	(531,194)	30,510	(2,293,887)	(60,738)

Notes to the Consolidated Financial Statements

II) Available -for-sale securities

Securities (3) (8)	R$ thousand
	2010							2009
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/book value (5) (6) (7)	Restated cost	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market	Market/book value (5) (6) (7)	Mark-to-market
- Financial	1,558,263	643,048	9,485,899	10,905,497	22,592,707	22,177,087	415,620	19,615,769	461,657	7,912,435	(92,370)
National treasury bills	-	20	5,900,195	29	5,900,244	5,906,724	(6,480)	1,911,532	(8,886)	74,239	375
Brazilian foreign debt securities	15,983	-	1,090,570	-	1,106,553	864,725	241,828	1,922,269	394,504	2,307,524	339,268
Foreign corporate securities	34,915	4,204	2,246,835	-	2,285,954	2,179,996	105,958	2,161,970	73,758	1,804,899	(104,930)
National treasury notes	-	455,304	-	7,979,777	8,435,081	8,461,887	(26,806)	8,593,907	(80,994)	101,679	(4)
Financial treasury bills	-	71,891	8,240	391,889	472,020	472,202	(182)	539,984	(88)	235,910	(23)
Bank deposit certificates	171,298	-	18,297	16,450	206,045	206,045	-	175,743	-	141,416	-
Debentures	-	54,165	67	807,782	862,014	862,979	(965)	868,420	(1,152)	1,242,578	(2,128)
Shares	1,308,535	-	-	-	1,308,535	1,254,971	53,564	1,439,018	143,103	434,661	(323,651)
Privatization currencies	-	-	-	92,156	92,156	77,471	14,685	94,143	14,593	99,270	13,495
Foreign governments bonds	485	-	149,133	-	149,618	151,320	(1,702)	129,745	(3,034)	12	-
Other	27,047	57,464	72,562	1,617,414	1,774,487	1,738,767	35,720	1,779,038	(70,147)	1,470,247	(14,772)
- Insurance companies and savings bonds	1,423,029	35,423	18,838	274,843	1,752,133	1,707,971	44,162	1,349,829	12,986	1,660,850	(410,259)
Financial treasury bills	-	35,394	18,838	99,011	153,243	153,191	52	121,523	63	132,105	288
Shares	1,399,252	-	-	-	1,399,252	1,347,909	51,343	1,012,817	4,987	1,188,602	(429,472)
Debentures	-	29	-	175,832	175,861	168,142	7,719	165,942	4,890	124,087	6,043
Promissory notes	-	-	-	-	-	-	-	-	-	163,802	-
Other	23,777	-	-	-	23,777	38,729	(14,952)	49,547	3,046	52,254	12,882
- Private pension plans	1,514,323	41,075	25,833	237,755	1,818,986	1,780,626	38,360	1,110,114	(32,647)	2,247,671	(404,885)
Shares	1,514,323	-	-	-	1,514,323	1,476,142	38,181	741,707	(32,996)	1,463,194	(405,407)
Financial treasury bills	-	41,075	25,833	167,736	234,644	234,465	179	294,535	349	308,468	522
Promissory notes	-	-	-	-	-	-	-	-	-	430,281	-
Other	-	-	-	70,019	70,019	70,019	-	73,872	-	45,728	-
- Other activities	30,017	-	-	-	30,017	29,857	160	8,206	126	559	67
Bank deposit certificates	3,778	-	-	-	3,778	3,778	-	8,062	-	474	-

Notes to the Consolidated Financial Statements

Securities (3) (8)	R$ thousand
	2010							2009
	March 31							December 31		March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Market/ book value (5) (6) (7)	Restated cost	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market	Market/ book value (5) (6) (7)	Mark-to- market
Shares	178	-	-	-	178	18	160	144	126	85	67
Other	26,061	-	-	-	26,061	26,061	-	-	-	-	-
Subtotal	4,525,632	719,546	9,530,570	11,418,095	26,193,843	25,695,541	498,302	22,083,918	442,122	11,821,515	(907,447)
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	67,030	-	150,089	-	(225,784)
Overall total (8)	4,525,632	719,546	9,530,570	11,418,095	26,193,843	25,695,541	565,332	22,083,918	592,211	11,821,515	(1,133,231)

III) Held-to-maturity securities

Securities	R$ thousand
	2010					2009
	March 31					December 31	March 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost (5) (6)	Restated cost value (5) (6)	Restated cost value (5) (6)
Financial	21,582	2,375	851,913	-	875,870	869,354	1,137,642
Brazilian foreign debt notes	21,582	-	840,246	-	861,828	855,603	1,124,806
Financial treasury bills	-	2,375	11,667	-	14,042	13,751	12,836
Insurance companies and savings bonds	-	-	-	7,002,164	7,002,164	7,494,856	6,335,984
National treasury notes	-	-	-	7,002,164	7,002,164	7,494,856	6,335,984
Private pension plans	-	-	550,715	19,249,869	19,800,584	17,574,374	16,480,176
Debentures	-	-	264,489	440,635	705,124	671,762	649,243
National treasury notes	-	-	286,226	18,809,092	19,095,318	16,902,612	15,830,933
Financial treasury bills	-	-	-	142	142	-	-
Overall total (4)	21,582	2,375	1,402,628	26,252,033	27,678,618	25,938,584	23,953,802

Notes to the Consolidated Financial Statements

d) Breakdown of the portfolios by financial statements classification

Securities	R$ thousand
	2010					2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
Own portfolio	37,113,375	12,304,491	11,529,718	60,256,949	121,204,533	117,640,258	106,921,907
Fixed income securities	32,781,138	12,304,491	11,529,718	60,256,949	116,872,296	114,345,278	103,766,800
• Financial treasury bills	38,848	373,828	75,103	5,181,297	5,669,076	5,579,803	6,035,641
• Purchase and sale commitments (2)	25,404,360	594,006	64,180	1,697	26,064,243	27,883,930	18,967,149
• National treasury notes	6,279	234	286,312	26,463,975	26,756,800	25,076,016	23,831,327
• Brazilian foreign debt securities	19,064	-	1,154,772	-	1,173,836	2,362,493	3,473,768
• Bank deposit certificates	202,080	132,156	136,446	612,429	1,083,111	1,097,396	1,886,702
• National treasury bills	892,306	17,841	68,403	264,266	1,242,816	1,137,529	1,159,053
• Foreign corporate securities	600,301	6,865	2,274,114	21,507	2,902,787	2,191,497	1,897,328
• Debentures	3,720	182,823	1,001,830	9,403,670	10,592,043	9,033,521	7,613,696
• Promissory notes	104,599	2,480,988	409,756	-	2,995,343	2,047,780	5,417,814
• Foreign government securities	179,924	16,793	154,327	-	351,044	211,765	1,177,722
• PGBL/VGBL restricted bonds	3,698,807	8,420,539	5,697,323	12,399,229	30,215,898	29,454,597	27,573,060
• Other	1,630,850	78,418	207,152	5,908,879	7,825,299	8,268,951	4,733,540
Equity securities	4,332,237	-	-	-	4,332,237	3,294,980	3,155,107
• Shares of listed companies (technical provision)	426,983	-	-	-	426,983	676,452	1,257,799
• Shares of listed companies (other)	3,905,254	-	-	-	3,905,254	2,618,528	1,897,308
Restricted securities	19,470	986,632	6,901,086	25,103,621	33,010,809	27,574,564	21,568,880
Repurchase agreements	19,470	785,269	4,331,083	14,627,841	19,763,663	7,401,899	961,142
• National treasury bills	-	-	3,513,626	231,981	3,745,607	182,109	98,270
• Brazilian foreign debt securities	19,453	-	808,113	-	827,566	450,657	-
• Financial treasury bills	-	-	-	7,037,921	7,037,921	3,155,927	862,872
• National treasury notes	-	785,269	-	7,357,939	8,143,208	3,576,692	-
• Foreign corporate securities	17	-	9,344	-	9,361	36,514	-
Central Bank	-	-	1,411,074	5,579,330	6,990,404	14,772,240	14,413,471
• National treasury bills	-	-	1,411,074	-	1,411,074	2,335,104	510,096
• National treasury notes	-	-	-	2,207,463	2,207,463	8,871,523	11,428,080
• Financial treasury bills	-	-	-	3,371,867	3,371,867	3,565,613	2,475,295

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2010					2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on March 31 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)	Total on March 31 (3) (5) (6) (7)
Privatization currencies	-	-	-	92,156	92,156	94,143	99,270
Guarantees provided	-	201,363	1,158,929	4,804,294	6,164,586	5,306,282	6,094,997
• National treasury bills	-	23,935	1,138,725	7,956	1,170,616	681,269	1,027,954
• Financial treasury bills	-	123,719	20,204	2,501,527	2,645,450	2,027,952	1,085,325
• National treasury notes	-	53,709	-	2,294,811	2,348,520	2,597,061	3,981,718
Derivative financial instruments (1)	2,037,850	222,895	74,612	716,163	3,051,520	1,358,573	2,281,891
Securities subject to repurchase agreements but not restricted	-	-	-	41,727	41,727	45,340	43,527
• National treasury bills	-	-	-	-	-	-	23,191
• Financial treasury bills	-	-	-	41,727	41,727	45,340	20,336
Overall total	39,170,695	13,514,018	18,505,416	86,118,460	157,308,589	146,618,735	130,816,205
%	24.9	8.6	11.8	54.7	100.0	100.0	100.0

(1)

Consistent with the criterion adopted by Bacen Circular Letter 3,068/02 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category “Trading Securities”;

(2)

These refer to investment funds resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, except those considered as cash flow hedge, included in the consolidated financial statements;

(3)	The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;
(4)

In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/02, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as ‘held-to-maturity’. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of March 31, 2010;

(5)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6)

This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$3,602,028 thousand (December 31, 2009 – R$3,082,780 thousand and March 31, 2009 – R$2,168,206 thousand);

(7)

The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and

(8)	In the fourth quarter of 2009, non-temporary losses totaled R$24,726 thousand, for securities classified as available-for-sale. There were no other than temporary losses in the first quarter of 2010.

Notes to the Consolidated Financial Statements

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the balance sheet or memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its clients requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments with a view to mitigating the risks of operations carried out by the Bank and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated in the consolidated balance sheet at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&FBovespa (Futures and Commodities Exchange) and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to price the volatilities.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip (OTC Clearing House) and BM&FBovespa.

Operations involving forward contracts of indexes and currencies are contracted to manage and hedge Bradesco’s overall exposures and to meet client needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

Notes to the Consolidated Financial Statements

I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2010		2009
	March 31		December 31		March 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	26,422,667	-	32,437,198	-	32,266,160
- Interbank market	20,889,122	-	28,801,451	-	26,155,682	-
- Foreign currency	5,531,713	-	3,507,063	-	6,062,560	-
- Other	1,832	-	128,684	128,684	47,918	47,918
Sale commitments:	129,927,454		85,907,008		90,394,421
- Interbank market (1)	108,657,000	87,767,878	69,821,858	41,020,407	74,641,681	48,485,999
- Foreign currency (2)	21,238,341	15,706,628	16,085,150	12,578,087	15,752,740	9,690,180
- Other	32,113	30,281	-	-	-	-
Option contracts
Purchase commitments:	44,323,113		12,642,784		1,617,273
- Interbank market	39,392,127	-	9,823,400	-	293,100	-
- Foreign currency	4,209,752	-	2,042,627	-	372,519	-
- Other	721,234	-	776,757	-	951,654	-
Sale commitments:	81,127,781		24,421,386		4,487,471
- Interbank market	74,893,670	35,501,543	19,664,000	9,840,600	1,819,400	1,526,300
- Foreign currency	5,381,028	1,171,276	2,258,586	215,959	601,380	228,861
- Other	853,083	131,849	2,498,800	1,722,043	2,066,691	1,115,037
Forward contracts
Purchase commitments:	4,958,099		2,823,597		6,492,418
- Foreign currency	2,881,248	-	2,804,582	-	6,382,339	332,081
- Other	2,076,851	430,214	19,015	19,015	110,079	-
Sale commitments:	5,618,682		4,713,011		6,862,403
- Foreign currency	3,972,045	1,090,797	4,713,011	1,908,429	6,050,258	-
- Other	1,646,637	-	-	-	812,145	702,066
Swap contracts
Beneficiary:	18,543,044		15,361,965		16,923,902
- Interbank market	5,279,252	1,364,129	5,092,790	1,281,946	5,568,991	-
- Prefixed	969,199	-	1,955,635	1,285,261	700,475	406,026
- Foreign currency (3)	9,781,197	-	5,857,812	-	8,446,810	-
- Reference Interest Rate - TR	1,913,666	1,905,042	1,775,100	1,625,242	1,647,377	1,457,695

Notes to the Consolidated Financial Statements

	R$ thousand
	2010		2009
	March 31		December 31		March 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
- Special Clearance and Custody System (Selic)	46,788	-	86,506	369	269,605	162,737
- General Price Index –Market (IGP-M)	148,260	-	143,628	-	123,126	-
- Other (3)	404,682	-	450,494	-	167,518	-
Guarantor:	17,885,017		14,614,579		16,915,568
- Interbank market	3,915,123	-	3,810,844	-	5,745,265	176,274
- Fixed rate	1,629,509	660,310	670,374	-	294,449	-
- Foreign currency (3)	11,005,526	1,224,329	8,744,116	2,886,304	9,491,694	1,044,884
- TR	8,624	-	149,858	-	189,682	-
- Selic	77,180	30,392	86,137	-	106,868	-
- IGP-M	701,445	553,185	531,326	387,698	570,486	447,360
- Other (3)	547,610	142,928	621,924	171,430	517,124	349,606

(1) Includes cash flow hedges to protect CDI-related funding in the amount of R$53,418,721 thousand (December 31, 2009 –R$66,380,865 thousand and March 31, 2009 – R$20,475,182 thousand) (note 8g);
(2) Includes specific hedges to protect investments abroad that totaled R$15,505,354 thousand (December 31, 2009 – R$10,469,740 thousand and March 31, 2009, R$9,323,886 thousand) (note 13a); and
(3) Includes derivative credit operations (note 8f).

Derivatives include operations maturing in D+1.

Notes to the Consolidated Financial Statements

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2010			2009
	March 31			December 31			March 31
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market Value
Adjustment receivables – swaps	939,357	76,728	1,016,085	943,315	93,692	1,037,007	728,063	119,657	847,720
Receivable forward purchases	1,042,512	(993)	1,041,519	22,409	(5)	22,404	420,742	(16)	420,726
Receivable forward sales	906,302	(640)	905,662	194,527	-	194,527	899,889	(551)	899,338
Premiums on exercisable options	100,354	(12,100)	88,254	80,763	23,872	104,635	92,435	21,672	114,107
Total assets	2,988,525	62,995	3,051,520	1,241,014	117,559	1,358,573	2,141,129	140,762	2,281,891
Adjustment payables – swaps	(330,120)	(27,938)	(358,058)	(293,739)	4,118	(289,621)	(816,596)	(22,790)	(839,386)
Payable forward purchases	(1,120,793)	993	(1,119,800)	(115,357)	5	(115,352)	(129,311)	17	(129,294)
Payable forward sales	(858,580)	640	(857,940)	(12,252)	-	(12,252)	(886,966)	809	(886,157)
Premiums on written options	(164,312)	31,371	(132,941)	(140,356)	26,387	(113,969)	(400,276)	(38,774)	(439,050)
Total liabilities	(2,473,805)	5,066	(2,468,739)	(561,704)	30,510	(531,194)	(2,233,149)	(60,738)	(2,293,887)

III) Futures, option, forward and swap contracts

	R$ thousand
	2010					2009
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on March 31	Total on December 31	Total on March 31
Futures contracts	56,227,473	35,864,939	43,032,067	21,225,642	156,350,121	118,344,206	122,660,581
Option contracts	26,268,875	88,867,398	8,905,862	1,408,759	125,450,894	37,064,170	6,104,744
Forward contracts	8,657,465	1,134,752	767,952	16,612	10,576,781	7,536,608	13,354,821
Swap contracts	5,846,733	461,521	3,068,005	8,150,700	17,526,959	14,324,958	16,076,182
Total on March 31, 2010	97,000,546	126,328,610	55,773,886	30,801,713	309,904,755
Total on December 31, 2009	79,329,944	41,445,650	17,854,061	38,640,287		177,269,942
Total on March 31, 2009	75,958,351	18,083,133	42,315,084	21,839,760			158,196,328

Notes to the Consolidated Financial Statements

IV) Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Government securities
National treasury notes	2,188,603	2,215,179	3,034,477
Financial treasury bills	763,341	132,009	24,021
National treasury bills	900,399	412,045	52,356
Total	3,852,343	2,759,233	3,110,854

V) Revenues and expenses, net

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Swap contracts	(75,999)	67,588	328,569
Forward contracts	(24,945)	(6,981)	(781)
Option contracts	119,836	21,647	185,335
Futures contracts	(134,004)	239,818	145,731
Foreign exchange variation of investments abroad	76,350	(179,358)	(121,456)
Total	(38,762)	142,714	537,398

VI) Overall amounts of derivative financial instruments, broken down by trading place and counter-parties

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Cetip - OTC Clearing House (over-the-counter)	10,629,165	9,994,562	5,134,675
BM&FBovespa (stock exchange)	287,253,663	158,252,596	139,962,783
Foreign (over-the-counter) (1)	6,452,544	3,895,521	10,113,677
Foreign (stock exchange) (1)	5,569,383	5,127,263	2,985,193
Total	309,904,755	177,269,942	158,196,328

(1) Comprise operations carried out on the Stock Exchanges of Chicago and New York and the over-the-counter markets.

On March 31, 2010, counter parties are distributed among corporate entities with 95%, financial institutions with 4% and individuals/others with 1%. Specifically regarding currency financial instruments, Bradesco does not enter into any exotic operations, so called target forward swaps, or any other leveraged derivatives.

Notes to the Consolidated Financial Statements

f) Credit Default Swaps (CDS)

In general these represent a bilateral agreement in which one of the parties purchases protection against credit risk of a certain financial instrument (the risk is transferred) . The selling counterparty receives a remuneration that is usually paid in a linear manner during the operation effectiveness.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In such case, the selling counterparty usually receives the asset object of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders’ equity
	2010	2009		2010	2009
	March 31	December 31	March 31	March 31	December 31	March 31
Transferred
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt	(739,115)	(548,478)	(773,370)	-	-	-
• Securities – Foreign public debt	(641,160)	-	-	-	-	-
• Derivatives with companies	(3,562)	(3,482)	(4,630)	(196)	(192)	(255)
Received
Credit swaps whose underlying assets are:
• Securities – Brazilian public debt	6,653,816	7,810,152	11,554,006	-	-	-
• Derivatives with companies	14,248	13,930	168,978	1,567	1,532	18,558
Total	5,284,227	7,272,122	10,944,984	1,371	1,340	18,303
Deposited margin	352,832	428,565	1,316,760

Bradesco carries out operations involving credit derivatives with the purpose of better managing its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2017, 99.0% of which mature in 2010. The mark-to-market of protection rates that remunerate the counterparty selling protection amount to R$(2,894) thousand (December 31, 2009 – R$(2,067) thousand and March 31, 2009 – R$(261,164) thousand) . During the period, there was no credit event related to triggering events as defined in the contracts.

Notes to the Consolidated Financial Statements

g) Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from variable interest risk of the debt in Bank Deposit Certificates (CDB) indexed to the Interbank Deposit Rate (DI CETIP), converting variable payments into fixed payments.

Bradesco trades DI Future contracts at BM&FBovespa as from 2009, used as a cash flow hedge for funding linked to DI CETIP. The following table presents the DI Future position, where:

	R$ thousand
	2010	2009
	March 31	December 31	March 31
DI Future with maturity between 2010 and 2017	53,418,721	66,380,865	20,475,182
Funding indexed to CDI	53,064,015	66,068,498	20,279,968
Mark-to-market adjustment recorded in shareholders’ equity (1)	67,030	150,089	(225,784)
Non-effective market value recorded in result	11,961	(16,167)	1,732

(1) The adjustment in the shareholders’ equity is R$40,218 thousand net of tax effects (December 31, 2009 - R$90,053 thousand and March 31, 2009 - R$135,470).

The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

h) Income from securities, insurance, private pension plans and savings bonds financial activities and derivative financial instruments

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Fixed income securities	1,550,784	1,425,923	2,246,205
Interbank investments (Note 7b)	2,261,158	2,314,306	2,585,369
Equity securities	11,533	(11,289)	(48,182)
Subtotal	3,823,475	3,728,940	4,783,392
Financial result of insurance, private pension plans and savings bonds	2,272,263	1,998,812	1,986,067
Income from derivative financial instruments (Note 8e V)	(38,762)	142,714	537,398
Total	6,056,976	5,870,466	7,306,857

Notes to the Consolidated Financial Statements

9) INTERBANK ACCOUNTS – RESTRICTED DEPOSITS

a) Restricted credit

	R$ thousand
	Remuneration	2010	2009
		March 31	December 31	March 31
Reserve requirements – demand deposits	not remunerated	9,139,508	8,961,995	7,059,990
Reserve requirements – savings deposits	savings index	9,192,045	8,961,634	7,671,891
Additional reserve requirements (1)	Selic rate	17,093,165	-	-
• Savings deposits		4,596,022	-	-
• Demand deposits		2,620,896	-	-
• Time deposits		9,876,247	-	-
Restricted deposits – National Housing System (SFH)	TR + interest rate	492,051	490,150	469,388
Funds from rural loan	not remunerated	578	578	578
Total		35,917,347	18,414,357	15,201,847

(1) According to Bacen’s Circular Letter 3,486/10, as from 2010, additional liabilities are collected in cash at the following rates: demand and time deposits – 8%; and savings deposits – 10%, the requirement of which, up to December 2009, were pegged to securities as shown below (See Note 35b).

Additional reserve requirement

	R$ thousand
	2009
	December 31	March 31
Restricted to securities (2)
Savings deposits	4,124,301	3,476,980
Demand deposits	1,460,936	1,016,345
Time deposits	4,580,724	4,709,050
Total	10,165,961	9,202,375

(2) Classified in item “securities” and “interbank investments”.

b) Result from compulsory deposits

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Compulsory deposits - Bacen (reserves requirement)	178,743	134,309	140,167
Restricted deposits - SFH	5,957	5,573	7,102
Total	184,700	139,882	147,269

Notes to the Consolidated Financial Statements

10) LOAN OPERATIONS

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of credit, is as follows:

a) By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2010		2009
							Total on March 31 (A)	% (6)	Total on December 31 (A)	% (6)	Total on March 31 (A)	% (6)
Discounted trade receivables and loans (1)	14,191,890	8,961,785	7,296,091	10,689,248	11,246,155	30,930,789	83,315,958	38.3	77,803,223	36.9	69,529,806	35.4
Financing	2,906,388	2,677,491	2,430,106	5,407,033	8,304,375	30,485,450	52,210,843	23.9	48,379,074	22.9	45,902,320	23.3
Agricultural and agribusiness financing	1,029,330	487,275	756,521	2,517,040	2,393,956	4,661,964	11,846,086	5.4	11,454,815	5.4	10,050,467	5.1
Subtotal	18,127,608	12,126,551	10,482,718	18,613,321	21,944,486	66,078,203	147,372,887	67.6	137,637,112	65.2	125,482,593	63.8
Leasing operations	842,030	652,421	626,550	1,814,117	3,324,204	9,954,847	17,214,169	7.9	18,481,747	8.8	19,374,730	9.9
Advances on foreign exchange contracts (2)	672,324	737,051	543,687	1,560,988	1,558,883	-	5,072,933	2.3	5,580,817	2.6	10,160,396	5.2
Subtotal	19,641,962	13,516,023	11,652,955	21,988,426	26,827,573	76,033,050	169,659,989	77.8	161,699,676	76.6	155,017,719	78.9
Other receivables (3)	4,812,948	1,156,446	1,056,650	1,829,489	1,493,636	1,055,500	11,404,669	5.2	12,270,944	5.8	8,628,285	4.4
Total loan operations	24,454,910	14,672,469	12,709,605	23,817,915	28,321,209	77,088,550	181,064,658	83.0	173,970,620	82.4	163,646,004	83.3
Sureties and guarantees (4)	1,632,026	2,502,336	538,187	1,768,084	3,224,546	25,048,488	34,713,667	15.9	34,667,709	16.4	30,711,721	15.6
Credit assignment (5)	27,933	26,977	26,060	71,503	99,791	125,351	377,615	0.2	374,180	0.2	422,147	0.2
Credit assignment – Real estate receivables certificate	30,139	30,137	30,136	86,732	129,440	435,185	741,769	0.3	770,177	0.4	656,812	0.3
Advances of credit card receivables	345,924	154,264	109,886	285,922	323,755	78,280	1,298,031	0.6	1,276,739	0.6	1,154,251	0.6
Overall total on March 31, 2010	26,490,932	17,386,183	13,413,874	26,030,156	32,098,741	102,775,854	218,195,740	100.0
Overall total on December 31, 2009	26,777,601	18,226,186	12,797,924	24,897,315	31,300,327	97,060,072			211,059,425	100.0
Overall total on March 31, 209	25,952,037	14,787,610	12,113,777	22,080,003	33,013,065	88,644,443					196,590,935	100.0

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2010		2009
						Total on March 31 (B)	% (6)	on Total December 31 (B)	% (6)	Total on March 31 (B)	% (6)
Discounted trade receivables and loans (1)	746,127	714,517	676,946	1,232,480	1,737,197	5,107,267	76.3	5,268,595	76.8	4,589,907	74.1
Financing	211,791	162,572	84,256	188,268	175,400	822,287	12.3	848,347	12.4	876,837	14.2
Agricultural and agribusiness financing	23,168	19,612	10,143	37,657	42,870	133,450	2.0	149,346	2.2	203,802	3.3
Subtotal	981,086	896,701	771,345	1,458,405	1,955,467	6,063,004	90.6	6,266,288	91.4	5,670,546	91.6
Leasing operations	106,688	94,471	50,459	109,520	130,160	491,298	7.3	462,664	6.7	268,658	4.3
Advances on foreign exchange contracts (2)	15,829	3,817	14,661	11,296	7,413	53,016	0.8	22,129	0.3	59,815	1.0
Subtotal	1,103,603	994,989	836,465	1,579,221	2,093,040	6,607,318	98.7	6,751,081	98.4	5,999,019	96.9
Other receivables (3)	17,344	1,490	2,197	11,437	51,551	84,019	1.3	107,491	1.6	190,372	3.1
Overall total on March 31, 2010	1,120,947	996,479	838,662	1,590,658	2,144,591	6,691,337	100.0
Overall total on December 31, 2009	1,008,361	902,338	796,589	1,629,246	2,522,038			6,858,572	100.0
Overall total on March 31, 2009	1,184,764	994,769	855,417	1,605,472	1,548,969					6,189,391	100.0

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2010		2009
							Total on March 31 (C)	% (6)	Total on December 31 (C)	% (6)	Total on March 31 (C)	% (6)
Discounted trade receivables and loans (1)	407,652	285,400	285,431	613,377	872,151	1,478,337	3,942,348	38.0	3,736,084	36.8	3,479,090	34.1
Financing	201,458	188,781	176,743	486,780	780,327	1,670,140	3,504,229	33.9	3,502,462	34.5	4,231,859	41.4
Agricultural and agribusiness financing	10,934	3,311	3,911	17,537	23,173	299,287	358,153	3.5	364,297	3.6	449,077	4.4
Subtotal	620,044	477,492	466,085	1,117,694	1,675,651	3,447,764	7,804,730	75.4	7,602,843	74.9	8,160,026	79.9
Leasing operations	91,091	75,462	72,370	220,180	439,056	1,645,722	2,543,881	24.6	2,523,608	24.8	2,018,254	19.8
Subtotal	711,135	552,954	538,455	1,337,874	2,114,707	5,093,486	10,348,611	100.0	10,126,451	99.7	10,178,280	99.7
Other receivables (3)	145	131	131	359	460	983	2,209	0.0	33,479	0.3	33,882	0.3
Overall total on March 31, 2010	711,280	553,085	538,586	1,338,233	2,115,167	5,094,469	10,350,820	100.0
Overall total on December 31, 2009	655,489	589,240	497,590	1,292,915	2,019,654	5,105,042			10,159,930	100.0
Overall total on March 31, 2009	704,623	600,780	541,788	1,317,092	2,061,009	4,986,870					10,212,162	100.0

Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2010		2009
	Total on March 31 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)	Total on March 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	92,365,573	39.2	86,807,902	38.1	77,598,803	36.5
Financing	56,537,359	24.0	52,729,883	23.1	51,011,016	23.9
Agricultural and agribusiness financing	12,337,689	5.2	11,968,458	5.2	10,703,346	5.0
Subtotal	161,240,621	68.4	151,506,243	66.4	139,313,165	65.4
Leasing operations	20,249,348	8.6	21,468,019	9.4	21,661,642	10.2
Advances on foreign exchange contracts (2)	5,125,949	2.2	5,602,946	2.5	10,220,211	4.8
Subtotal	186,615,918	79.2	178,577,208	78.3	171,195,018	80.4
Other receivables (3)	11,490,897	4.9	12,411,914	5.4	8,852,539	4.2
Total loan operations	198,106,815	84.1	190,989,122	83.7	180,047,557	84.6
Sureties and guarantees (4)	34,713,667	14.8	34,667,709	15.2	30,711,721	14.4
Credit assignment (5)	377,615	0.2	374,180	0.2	422,147	0.2
Credit assignment – real estate receivable certificate	741,769	0.3	770,177	0.3	656,812	0.3
Advance of credit card receivables	1,298,031	0.6	1,276,739	0.6	1,154,251	0.5
Overall total on March 31, 2010	235,237,897	100.0
Overall total on December 31, 2009			228,077,927	100.0
Overall total on March 31, 2009					212,992,488	100.0

(1)

It includes loans of credit card operations and operations for advances of credit card receivables in the amount of R$11,363,508 thousand (December 31, 2009 – R$10,848,139 thousand and March 31, 2009 – R$8,577,079 thousand);

(2)	Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3)

Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credit instruments receivable, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and credit purchases from merchants) in the amount of R$9,271,887 thousand (December 31, 2009 – R$9,753,006 thousand and March 31, 2009 - R$5,926,150 thousand);

(4)	Registered in memorandum accounts;
(5)	Restated amount of the credit assignment up to March 31, 2010, net of installments received; and
(6)	Ratio between each type and the total loan portfolio including sureties and guarantee.

Notes to the Consolidated Financial Statements

b) By type and risk level

Loan operations	R$ thousand
	Risk levels
	AA	A	B	C	D	E	F	G	H	2010		2009
										Total on March 31%		Total on December 31%		Total on March 31%
Discounted trade
receivables and
loans	19,068,279	39,773,316	7,989,622	14,874,916	2,171,413	1,098,847	960,377	953,858	5,474,945	92,365,573	46.7	86,807,902	45.5	77,598,803	43.2
Financings	8,795,290	26,549,063	7,186,486	11,222,631	722,723	292,505	315,941	199,577	1,253,143	56,537,359	28.5	52,729,883	27.6	51,011,016	28.3
Agricultural and
agribusiness
financings	1,594,048	3,234,363	1,632,335	4,887,983	466,374	84,013	217,465	72,838	148,270	12,337,689	6.2	11,968,458	6.3	10,703,346	5.9

Subtotal	29,457,617	69,556,742	16,808,443	30,985,530	3,360,510	1,475,365	1,493,783	1,226,273	6,876,358	161,240,621	81.4	151,506,243	79.4	139,313,165	77.4
Leasing operations	140,101	9,165,130	2,967,351	5,902,250	464,345	276,315	227,118	184,993	921,745	20,249,348	10.2	21,468,019	11.2	21,661,642	12.0
Advances on
foreign exchange
contracts	1,706,438	1,747,431	968,194	554,849	50,175	1,380	2,255	1,069	94,158	5,125,949	2.6	5,602,946	2.9	10,220,211	5.7
Subtotal	31,304,156	80,469,303	20,743,988	37,442,629	3,875,030	1,753,060	1,723,156	1,412,335	7,892,261	186,615,918	94.2	178,577,208	93.5	171,195,018	95.1
Other receivables	153,053	8,915,027	503,723	1,452,431	86,318	34,521	21,885	17,240	306,699	11,490,897	5.8	12,411,914	6.5	8,852,539	4.9
Overall total on
March 31, 2010	31,457,209	89,384,330	21,247,711	38,895,060	3,961,348	1,787,581	1,745,041	1,429,575	8,198,960	198,106,815	100.0
%	15.9	45.1	10.7	19.7	2.0	0.9	0.9	0.7	4.1	100.0
Overall total on
December 31,
2009	30,668,636	86,155,593	20,018,743	36,523,729	3,777,367	1,916,316	1,791,271	1,339,468	8,797,999			190,989,122	100.0
%	16.1	45.1	10.5	19.1	2.0	1.0	0.9	0.7	4.6			100.0
Overall total on
March 31, 2009	33,431,117	78,868,743	22,062,762	31,939,578	3,572,216	1,748,964	1,502,758	1,324,323	5,597,096					180,047,557	100.0
%	18.6	43.8	12.3	17.7	2.0	1.0	0.8	0.7	3.1					100.0

Notes to the Consolidated Financial Statements

c) Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	AA	A	B	C	D	E	F	G	H	2010			2009
										Total on March 31%		Total on December 31%		Total on March 31%
Outstanding
installments	-	-	1,997,023	2,259,960	1,286,572	806,568	743,182	542,610	2,714,905	10,350,820	100.0	10,159,930	100.0	10,212,162	100.0
1 to 30	-	-	149,399	201,543	73,821	46,521	36,842	32,740	170,414	711,280	6.9	655,489	6.5	704,623	6.9
31 to 60	-	-	118,259	135,498	59,055	38,056	31,263	26,311	144,643	553,085	5.3	589,240	5.8	600,780	5.9
61 to 90	-	-	109,444	125,484	59,325	38,939	31,707	26,693	146,994	538,586	5.2	497,590	4.9	541,788	5.3
91 to 180	-	-	250,337	311,481	151,503	99,731	82,284	68,942	373,955	1,338,233	12.9	1,292,915	12.7	1,317,092	12.9
181 to 360	-	-	393,142	488,028	242,979	160,394	132,695	112,032	585,897	2,115,167	20.4	2,019,654	19.9	2,061,009	20.2
More than 360	-	-	976,442	997,926	699,889	422,927	428,391	275,892	1,293,002	5,094,469	49.3	5,105,042	50.2	4,986,870	48.8
Past due
installments	-	-	394,898	739,177	622,811	490,416	466,904	469,203	3,507,928	6,691,337	100.0	6,858,572	100.0	6,189,391	100.0
1 to 14	-	-	16,628	80,758	32,480	20,138	15,247	13,149	70,628	249,028	3.7	243,225	3.5	374,805	6.1
15 to 30	-	-	348,875	227,387	83,447	38,426	26,121	21,790	125,873	871,919	13.0	765,136	11.2	809,959	13.1
31 to 60	-	-	29,395	417,212	164,999	88,163	53,625	39,862	203,223	996,479	14.9	902,338	13.2	994,769	16.1
61 to 90	-	-	-	9,988	310,758	113,895	73,767	52,635	277,619	838,662	12.5	796,589	11.6	855,417	13.8
91 to 180	-	-	-	3,832	31,127	221,782	281,526	321,586	730,805	1,590,658	23.8	1,629,246	23.7	1,605,472	25.9
181 to 360	-	-	-	-	-	8,012	16,618	20,181	2,026,310	2,071,121	31.0	2,445,741	35.7	1,452,281	23.4
More than 360	-	-	-	-	-	-	-	-	73,470	73,470	1.1	76,297	1.1	96,688	1.6
Subtotal	-	-	2,391,921	2,999,137	1,909,383	1,296,984	1,210,086	1,011,813	6,222,833	17,042,157		17,018,502		16,401,553
Specific
provision	-	-	23,919	89,974	190,938	389,095	605,043	708,268	6,222,833	8,230,070		8,886,147		6,794,386

Notes to the Consolidated Financial Statements

	R$ thousand
	Risk levels
	Performing loan operations
	AA	A	B	C	D	E	F	G	H	2010		2009
										Total on March 31%		Total on December 31%		Total on March 31%
Outstanding
installments	31,457,209	89,384,330	18,855,790	35,895,923	2,051,965	490,597	534,955	417,762	1,976,127	181,064,658	100.0	173,970,620	100.0	163,646,004	100.0
1 to 30	3,219,079	13,949,835	1,690,917	4,703,409	283,942	69,524	48,918	35,262	454,024	24,454,910	13.5	24,045,786	13.8	22,762,045	13.8
31 to 60	2,473,004	7,842,132	1,189,600	2,765,520	149,383	30,394	20,918	15,920	185,598	14,672,469	8.1	17,011,816	9.8	13,900,487	8.5
61 to 90	2,047,396	6,106,648	1,380,533	2,836,599	94,155	28,887	20,754	55,326	139,307	12,709,605	7.0	11,738,117	6.7	11,093,451	6.8
91 to 180	3,502,333	12,190,972	2,609,139	4,959,226	190,374	57,226	49,652	34,384	224,609	23,817,915	13.2	21,678,736	12.5	19,728,796	12.1
181 to 360	3,311,468	15,345,170	2,935,800	5,921,148	276,260	77,782	68,699	45,738	339,144	28,321,209	15.6	27,708,423	15.9	29,090,131	17.8
More than 360	16,903,929	33,949,573	9,049,801	14,710,021	1,057,851	226,784	326,014	231,132	633,445	77,088,550	42.6	71,787,742	41.3	67,071,094	41.0
Generic provision	-	446,920	188,558	1,076,877	205,197	147,179	267,478	292,433	1,976,127	4,600,769		4,424,421		2,940,718
Overall total on
March 31, 2010.	31,457,209	89,384,330	21,247,711	38,895,060	3,961,348	1,787,581	1,745,041	1,429,575	8,198,960	198,106,815
Existing provision	-	568,508	226,361	2,373,311	1,045,904	857,719	1,171,629	1,393,415	8,198,960	15,835,807
Minimum required
provision	-	446,920	212,477	1,166,851	396,135	536,274	872,521	1,000,701	8,198,960	12,830,839
Additional provision	-	121,588	13,884	1,206,460	649,769	321,445	299,108	392,714	-	3,004,968
Overall total on
December 31,
2009	30,668,636	86,155,593	20,018,743	36,523,729	3,777,367	1,916,316	1,791,271	1,339,468	8,797,999			190,989,122
Existing provision	-	546,212	211,991	2,333,157	995,662	923,226	1,202,470	1,302,526	8,797,999			16,313,243
Minimum required
provision	-	430,778	200,187	1,095,712	377,736	574,894	895,635	937,627	8,797,999			13,310,568
Additional provision	-	115,434	11,804	1,237,445	617,926	348,332	306,835	364,899	-			3,002,675
Overall total on
March 31, 2009	33,431,117	78,868,743	22,062,762	31,939,578	3,572,216	1,748,964	1,502,758	1,324,323	5,597,096					180,047,557
Existing provision	-	373,068	221,311	1,312,533	922,781	837,607	1,005,464	1,154,616	5,597,096					11,424,476
Minimum required
provision	-	372,380	218,420	1,104,622	352,146	519,463	745,293	825,684	5,597,096					9,735,104
Additional provision	-	688	2,891	207,911	570,635	318,144	260,171	328,932	-					1,689,372

Notes to the Consolidated Financial Statements

d) Concentration of loan operations

	R$ thousand
	2010		2009
	March 31%		December 31%		March 31%
Largest borrower	2,328,998	1.2	1,872,135	1.0	1,860,778	1.0
10 largest borrowers	12,441,160	6.3	11,633,663	6.1	12,051,535	6.7
20 largest borrowers	18,876,402	9.5	17,667,906	9.3	18,647,732	10.4
50 largest borrowers	29,905,508	15.1	29,175,990	15.3	29,602,581	16.4
100 largest borrowers	37,913,430	19.1	37,046,603	19.4	38,281,131	21.3

e) By economic activity sector

	R$ thousand
	2010		2009
	March 31%		December 31%		March 31%
Public sector	1,545,836	0.8	1,620,709	0.8	1,561,592	0.9
Federal Government	1,046,540	0.6	1,155,865	0.6	1,074,703	0.6
Petrochemical	1,012,311	0.6	1,109,345	0.6	983,802	0.5
Financial intermediaries	34,229	-	46,520	-	90,901	0.1
State Government	499,296	0.2	464,844	0.2	486,889	0.3
Production and distribution of electricity	499,296	0.2	464,844	0.2	486,889	0.3
Private sector	196,560,979	99.2	189,368,413	99.2	178,485,965	99.1
Manufacturing	39,351,328	19.9	39,284,780	20.6	40,870,909	22.6
Food products and beverages	10,615,070	5.4	11,140,801	5.8	11,247,376	6.3
Steel, metallurgy and mechanics	6,410,845	3.2	5,795,745	3.0	5,986,751	3.3
Chemical	4,277,893	2.2	4,690,332	2.5	4,849,568	2.7
Pulp and paper	2,341,076	1.2	2,298,941	1.2	3,113,965	1.7
Textiles and apparel	2,122,336	1.1	2,158,949	1.1	2,104,963	1.2
Oil refining and production of alcohol	2,040,310	1.0	1,907,556	1.0	2,121,500	1.2
Rubber and plastic articles	1,999,239	1.0	1,777,291	0.9	2,011,522	1.1
Extraction of metallic and non-metallic ores	1,778,908	0.9	1,734,326	0.9	1,918,805	1.1
Light and heavy vehicles	1,525,742	0.8	1,451,063	0.8	1,634,239	0.9
Furniture and wood products	1,326,766	0.7	1,340,587	0.7	1,226,422	0.7
Electric and electronic products	1,259,123	0.6	1,317,879	0.7	809,592	0.4
Non-metallic materials	1,012,428	0.5	1,229,665	0.7	1,169,111	0.6
Automotive parts and accessories	844,099	0.4	846,583	0.5	1,021,545	0.5
Leather articles	458,614	0.2	514,432	0.3	586,208	0.3
Publishing, printing and reproduction	423,772	0.2	413,763	0.2	500,448	0.3
Other industries	915,107	0.5	666,867	0.3	568,894	0.3

Notes to the Consolidated Financial Statements

	R$ thousand
	2010		2009
	March 31%		December 31%		March 31%
Commerce	27,003,722	13.6	26,436,144	13.8	24,039,552	13.4
Merchandise in specialty stores	7,052,297	3.6	6,752,181	3.5	6,215,150	3.4
Food products, beverages and tobacco	3,371,904	1.7	3,600,675	1.9	3,232,242	1.8
Non-specialized retailer	2,460,351	1.2	2,236,477	1.2	1,895,268	1.1
Automobile	2,378,704	1.2	2,556,112	1.3	1,882,449	1.0
Motor vehicle repairs, parts and accessories	1,949,643	1.0	1,902,265	1.0	1,813,064	1.0
Clothing and footwear	1,854,531	0.9	1,714,029	0.9	1,381,556	0.8
Grooming and household articles	1,673,090	0.8	1,606,086	0.8	1,512,416	0.8
Waste and scrap	1,322,063	0.7	1,254,257	0.7	1,212,440	0.7
Fuel	1,221,297	0.6	1,146,730	0.6	1,052,022	0.6
Trade intermediary	1,061,298	0.5	1,053,773	0.6	1,081,208	0.6
Wholesale of goods in general	958,315	0.5	984,878	0.5	1,107,112	0.6
Agricultural products	791,080	0.4	786,522	0.4	841,176	0.5
Other commerce	909,149	0.5	842,159	0.4	813,449	0.5
Financial intermediaries	787,821	0.4	821,104	0.4	1,104,545	0.6
Services	42,103,883	21.2	39,250,247	20.6	37,267,979	20.7
Transportation and storage	10,046,446	5.0	9,394,322	4.9	9,368,286	5.2
Real estate activities, rentals and corporate
services	8,480,308	4.3	7,939,730	4.2	7,602,550	4.2
Civil construction	8,298,177	4.2	7,529,345	3.9	6,369,104	3.6
Production and distribution of electric power, gas
and water	4,839,323	2.5	4,735,394	2.5	3,506,519	1.9
Holding companies, legal, accounting and
business advisory services	2,294,610	1.2	1,881,796	1.0	3,268,330	1.8
Social services, education, health, defense and
social security	1,600,175	0.8	1,551,795	0.8	1,495,434	0.8
Hotels and catering	1,484,747	0.7	1,409,004	0.8	1,367,545	0.8
Clubs, leisure, cultural and sport activities	1,116,442	0.6	983,911	0.5	937,536	0.5
Telecommunications	586,797	0.3	597,467	0.3	525,196	0.3
Other services	3,356,858	1.6	3,227,483	1.7	2,827,479	1.6
Agriculture, cattle raising, fishing, forestry and
timber industry	2,584,978	1.3	2,654,315	1.4	2,696,509	1.5
Individuals	84,729,247	42.8	80,921,823	42.4	72,506,471	40.3
Total	198,106,815	100.0	190,989,122	100.0	180,047,557	100.0

Notes to the Consolidated Financial Statements

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	%	2010	2009
	Past due	Outstanding	Total – non- performing loans				% March 31 YTD	% December 31 YTD	% March31 YTD
AA	-	-	-	31,457,209	31,457,209	15.9	15.9	16.1	19.1
A	-	-	-	89,384,330	89,384,330	45.1	61.0	61.2	61.9
B	394,898	1,997,023	2,391,921	18,855,790	21,247,711	10.7	71.7	71.7	74.4
C	739,177	2,259,960	2,999,137	35,895,923	38,895,060	19.7	91.4	90.8	92.2
Subtotal	1,134,075	4,256,983	5,391,058	175,593,252	180,984,310	91.4
D	622,811	1,286,572	1,909,383	2,051,965	3,961,348	2.0	93.4	92.8	94.2
E	490,416	806,568	1,296,984	490,597	1,787,581	0.9	94.3	93.8	95.2
F	466,904	743,182	1,210,086	534,955	1,745,041	0.9	95.2	94.7	96.1
G	469,203	542,610	1,011,813	417,762	1,429,575	0.7	95.9	95.4	96.9
H	3,507,928	2,714,905	6,222,833	1,976,127	8,198,960	4.1	100.0	100.0	100.0
Subtotal	5,557,262	6,093,837	11,651,099	5,471,406	17,122,505	8.6
Overall total on March 31,
2010	6,691,337	10,350,820	17,042,157	181,064,658	198,106,815	100.0
%	3.4	5.2	8.6	91.4	100.0
Overall total on December
31, 2009	6,858,572	10,159,930	17,018,502	173,970,620	190,989,122
%	3.6	5.3	8.9	91.1	100.0
Overall total on March 31,
2009	6,189,391	10,212,162	16,401,553	163,646,004	180,047,557
%	3.4	5.7	9.1	90.9	100.0

Notes to the Consolidated Financial Statements

Risk level	R$ thousand
	Allowance
		Minimum required					Additional	Existing	2010	2009
	% Minimum required provision	Specific			Generic	Total			% March 31 YTD (1)	% December 31 YTD (1)	% March 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	446,920	446,920	121,588	568,508	0.6	0.6	0.5
B	1.0	3,949	19,970	23,919	188,558	212,477	13,884	226,361	1.1	1.1	1.0
C	3.0	22,175	67,799	89,974	1,076,877	1,166,851	1,206,460	2,373,311	6.1	6.4	4.2
Subtotal		26,124	87,769	113,893	1,712,355	1,826,248	1,341,932	3,168,180	1.8	1.8	1.2
D	10.0	62,281	128,657	190,938	205,197	396,135	649,769	1,045,904	26.4	26.4	26.2
E	30.0	147,125	241,970	389,095	147,179	536,274	321,445	857,719	48.0	48.2	48.4
F	50.0	233,452	371,591	605,043	267,478	872,521	299,108	1,171,629	67.1	67.1	67.5
G	70.0	328,442	379,826	708,268	292,433	1,000,701	392,714	1,393,415	97.5	97.2	95.0
H	100.0	3,507,928	2,714,905	6,222,833	1,976,127	8,198,960	-	8,198,960	100.0	100.0	100.0
Subtotal		4,279,228	3,836,949	8,116,177	2,888,414	11,004,591	1,663,036	12,667,627	74.0	75.0	70.2
Overall total on March
31, 2010		4,305,352	3,924,718	8,230,070	4,600,769	12,830,839	3,004,968	15,835,807	8.0
%		27.2	24.8	52.0	29.0	81.0	19.0	100.0
Overall total on
December 31, 2009		4,741,443	4,144,704	8,886,147	4,424,421	13,310,568	3,002,675	16,313,243		8.5
%		29.1	25.4	54.5	27.1	81.6	18.4	100.0
Overall total on March
31, 2009		3,654,478	3,139,908	6,794,386	2,940,718	9,735,104	1,689,372	11,424,476			6.3
%		32.0	27.5	59.5	25.7	85.2	14.8	100.0

(1) Ratio between allowance and total portfolio by risk level.

Notes to the Consolidated Financial Statements

g) Breakdown of allowance for loan losses

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Opening balance	16,313,243	14,952,605	10,262,601
- Specific provision (1)	8,886,147	8,422,312	5,928,371
- Generic provision (2)	4,424,421	3,539,466	2,713,660
- Additional provision (3)	3,002,675	2,990,827	1,620,570
Additions	2,159,287	2,730,033	2,919,604
Reductions	(2,636,723)	(2,399,580)	(1,757,729)
Balance from the acquired institution (4)	-	1,030,185	-
Closing balance	15,835,807	16,313,243	11,424,476
- Specific provision (1)	8,230,070	8,886,147	6,794,386
- Generic provision (2)	4,600,769	4,424,421	2,940,718
- Additional provision (3)	3,004,968	3,002,675	1,689,372

(1)	For operations with installments overdue for more than 14 days;
(2)	Recorded based on the client/transaction classification and, accordingly, not included in the preceding item; and
(3)

The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The additional provision per client was classified according to the corresponding risk levels (Note 10f); and

(4)	Represented by Banco Ibi.

h) Recovery

Expenses of the allowance for loan losses, net of recoveries of written-off credits, are as follows:

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Amount recorded	2,159,287	2,730,033	2,919,604
Amount recovered (1)	(508,119)	(616,201)	(311,707)
Expense net of amounts recovered	1,651,168	2,113,832	2,607,897

(1) Classified in income from loan operations (Note 10j).

i) Changes in renegotiated portfolio

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Opening balance	5,546,177	4,916,023	3,089,034
Amount renegotiated	1,132,877	1,286,826	925,250
Amount received	(485,500)	(167,413)	(267,651)
Reductions	(352,928)	(489,259)	(246,066)
Closing balance	5,840,626	5,546,177	3,500,567
Allowance for loan losses	3,665,188	3,420,258	2,146,673
Percentage on portfolio	62.8%	61.7%	61.3%

Notes to the Consolidated Financial Statements

j) Income on loan and leasing operations

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Discounted trade receivables and loans	5,781,000	5,419,643	5,314,287
Financings	1,899,641	1,878,953	2,025,716
Agribusiness and agribusiness loans	270,791	225,960	196,387
Subtotal	7,951,432	7,524,556	7,536,390
Recovery of credits charged-off as loss	508,119	616,201	311,707
Subtotal	8,459,551	8,140,757	7,848,097
Leasing net of expenses	640,112	758,553	887,061
Total	9,099,663	8,899,310	8,735,158

11) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Assets – other receivables
Exchange purchases pending settlement	7,921,683	6,369,274	20,236,026
Foreign exchange acceptances and term documents in foreign currencies	2,121	374	149
Exchange sale receivables	2,467,032	2,669,759	13,273,100
(-) Advances in local currency received	(528,962)	(241,384)	(377,112)
Income receivable on advances granted	91,355	171,229	253,198
Total	9,953,229	8,969,252	33,385,361
Liabilities – other liabilities
Exchange sales pending settlement	2,450,726	2,665,162	13,097,375
Exchange purchase payables	8,121,115	6,850,570	19,477,345
(-) Advances on foreign exchange contracts	(5,125,949)	(5,602,946)	(10,220,211)
Other	6,465	5,248	12,503
Total	5,452,357	3,918,034	22,367,012
Net foreign exchange portfolio	4,500,872	5,051,218	11,018,349
Memorandum accounts
Loans available for imports	1,315,406	1,385,155	1,329,461
Confirmed exports loans	71,684	74,938	104,132

Notes to the Consolidated Financial Statements

Foreign exchange results

Breakdown of foreign exchange transactions result adjusted to facilitate presentation

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Foreign exchange operations result	130,877	134,943	308,745
Adjustments:
- Income on foreign currency financing (1)	19,419	3,662	9,112
- Income on export financing (1)	82,464	79,510	124,696
- Income on foreign investments (2)	46,518	496	85,995
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(158,341)	(16,493)	(108,426)
- Funding expenses (4)	(57,034)	(61,574)	(113,868)
- Other	45,439	(7,776)	(89,604)
Total adjustments	(21,535)	(2,175)	(92,095)
Adjusted foreign exchange operations result	109,342	132,768	216,650

(1)	Classified in item “Income from loan operations”;
(2)	Demonstrated in item “Income on securities transactions”;
(3)	Relates to funds for financing advances on foreign exchange contracts and import financing, classified in item “Expenses of borrowing and onlending”; and
(4)	Refers to funding expenses of resources applied on foreign exchange transactions.

b) Sundry

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Tax credits (Note 34c)	16,557,045	15,692,042	14,748,010
Credit card operations	10,569,918	11,029,745	7,080,401
Borrowers by escrow deposits	6,609,519	5,846,298	6,658,648
Prepaid taxes	2,072,017	2,292,796	1,825,495
Sundry borrowers	1,675,178	1,774,571	2,243,669
Trade and credit receivables (1)	2,524,335	3,131,826	3,034,971
Advances to Fundo Garantidor de Crédito
(Deposit Guarantee Fund – FGC)	669,757	715,422	852,418
Payments to be reimbursed	505,281	458,128	492,822
Receivables from sale of assets	67,691	72,703	95,085
Other	194,891	234,868	168,518
Total	41,445,632	41,248,399	37,200,037

(1) Includes receivables from the sale of financial assets from loan operations without substantial transfer of risks and benefits.

Notes to the Consolidated Financial Statements

12) OTHER ASSETS

a) Foreclosed assets/others

	R$ thousand
	Cost	Provision for losses	Residual value
			2010	2009
			March 31	December 31	March 31
Real estate	178,526	(34,896)	143,630	126,458	122,901
Goods subject to special conditions	58,970	(58,970)	-	-	-
Vehicles and similar	489,428	(148,496)	340,932	323,174	256,096
Inventories/warehouse	27,696	-	27,696	21,829	16,620
Machinery and equipment	12,863	(7,020)	5,843	5,228	4,069
Others	8,091	(6,969)	1,122	1,037	1,013
Total on March 31, 2010	775,574	(256,351)	519,223
Total on December 31, 2009	730,326	(252,600)		477,726
Total on March 31, 2009	637,819	(237,120)			400,699

b) Prepaid expenses

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Commission on the placement of financing (1)	755,959	811,301	950,919
Insurance selling expenses (2)	401,743	383,420	294,392
Advertising and publicity expenses (3)	68,636	79,375	104,515
Other	182,248	164,922	74,065
Total	1,408,586	1,439,018	1,423,891

(1) Commissions paid to merchants and car dealers. As of 2Q08, commission on the placement of financings are included in the respective financing/leasing operations balance;
(2) Commissions paid to brokers for the sale of insurance, private pension plans and savings bonds products; and
(3) Prepaid expenses for future advertising and marketing.

Notes to the Consolidated Financial Statements

13) INVESTMENTS

a) Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2010	2009
	March 31	December 31	March 31
- IRB-Brasil Resseguros S.A.	427,214	445,171	408,733
- Integritas Participações S.A.	419,564	410,618	343,076
- Serasa S.A.	86,434	84,651	79,451
- BES Investimento do Brasil S.A.	84,931	85,663	52,785
- Other	186	177	312
Total in affiliates	1,018,329	1,026,280	884,357
- Tax incentives	260,448	262,056	327,773
- Other investments	538,921	543,292	538,412
Provision for:
- Tax incentives	(231,074)	(232,881)	(294,307)
- Other investments	(49,937)	(49,930)	(55,889)
Overall total of investments	1,536,687	1,548,817	1,400,346

Notes to the Consolidated Financial Statements

b) The adjustments resulting from the equity accounting for investments were recorded in income accounts, under “Equity in the Earnings (losses) of Unconsolidated Companies” and correspond to R$28,755 thousand in the first quarter of 2010 (R$142,011 thousand in the fourth quarter of 2009 and in the first quarter of 2009 - R$5,567 thousand) .

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income (loss)	Equity Accounting Adjustments (1)
							2010	2009
			Common	Preferred			1st quarter	4th quarter	1st quarter
IRB-Brasil Resseguros S.A. (2)	1,030,000	2,011,365	-	212	21.24%	47,114	10,007	55,318	(1,028)
BES Investimento do Brasil S.A. – Banco de
Investimento (2)	300,000	424,655	10,524	10,524	20.00%	13,600	2,720	3,566	3,736
Serasa S.A.	145,000	1,046,416	909	-	8.26%	85,738	7,082	2,577	2,383
Integritas Participações S.A. (2)	98,779	640,536	22,581	-	20.54%	43,554	8,946	80,550	476
Equity in the earnings of unconsolidated
companies							28,755	142,011	5,567

(1)

Equity adjustments comprise participation in the results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable;J

(2)	Data related to February 28, 2010 unaudited.

Notes to the Consolidated Financial Statements

14) PREMISES AND EQUIPMENT AND LEASED ASSETS

These assets are stated at acquisition cost. Depreciation is calculated based on the straight -line method at annual rates which take into consideration their economic useful lives.

	R$ thousand
	Annual rate	Cost	Depreciation	Residual value
				2010	2009
				March 31	December 31	March 31
Premises and equipment:
- Buildings	4%	676,695	(377,855)	298,840	306,342	324,428
- Land	-	346,214	-	346,214	346,231	350,476
Facilities, furniture and equipment in use	10%	3,176,844	(1,742,394)	1,434,450	1,434,205	1,369,355
Security and communication systems	10%	191,412	(116,367)	75,045	74,881	70,206
Data processing systems	20 a 50%	1,442,346	(963,181)	479,165	481,289	434,043
Transportation systems	20%	34,860	(20,413)	14,447	13,235	15,116
Financing lease of data processing systems	20 a 50%	2,070,728	(1,482,956)	587,772	750,125	711,649
Subtotal		7,939,099	(4,703,166)	3,235,933	3,406,308	3,275,273
Leased assets		20,972	(12,638)	8,334	11,646	10,854
Total on March 31 , 2010		7,960,071	(4,715,804)	3,244,267
Total on December 31 , 2009		8,052,800	(4,634,846)		3,417,954
Total on March 31, 2009		7,687,711	(4,401,584)			3,286,127

Notes to the Consolidated Financial Statements

Bradesco Organization’s premises and equipment present an unrecorded surplus value of R$1,886,949 thousand (December 31, 2009 – R$1,876,842 thousand and March 31, 2009 – R$1,611,334 thousand) based on appraisal reports prepared by independent experts in 2010, 2009 and 2008.

Bradesco has entered into lease agreements, for data processing systems (hardware), which are included in premises and equipment. Under this accounting policy, assets and liabilities are classified in the financial statements and depreciation is calculated according to the depreciation policy adopted for the Bank’s own assets. Interest on the liability is also recognized.

The fixed assets to reference shareholders’ equity ratio in the “economic-financial consolidated” is 19.85% (December 31, 2009 - 18.63% and March 31, 2009 – 14.12%), and in the “financial consolidated” is 45.06% (December 31, 2009 – 45.68% and March 31, 2009 – 48.93%), whereas the maximum limit is 50%.

The difference between the fixed assets to shareholders’ equity ratio in the “economic-financial consolidated” and of the “financial consolidated” is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

15) INTANGIBLE ASSETS

a) Goodwill

Goodwill from investment acquisitions amounted to R$2,458,426 thousand, of which R$491,112 thousand represents the difference between book value and market value of shares recorded in Permanent Assets – Investments (BM&FBovespa and Integritas/Fleury shares), to be amortized upon their realization and R$1,967,314 thousand representing future profitability/client portfolio, which will be amortized over twenty years.

In the first quarter of 2010, goodwill amortization totaled R$58,873 thousand (in the fourth quarter of 2009 – R$33,471 thousand and in the first quarter of 2009 – R$24,577 thousand).

Notes to the Consolidated Financial Statements

b) Intangible assets

Acquired intangible assets comprise:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Residual value
				2010	2009
				March 31	December 31	March 31
Acquisition of banking services rights	Contract (4)	2,836,188	(1,332,132)	1,504,056	1,603,773	1,535,908
Software (2)	20% to 50%	3,651,678	(1,981,964)	1,669,714	1,598,877	1,186,331
Future profitability/client portfolio (3)	5% to 20%	2,134,342	(200,809)	1,933,533	1,992,406	470,319
Other	20%	52,557	(24,291)	28,266	32,970	138,060
Total on March 31, 2010		8,674,765	(3,539,196)	5,135,569
Total on December 31, 2009		8,491,567	(3,263,541)		5,228,026
Total on March 31, 2009		6,061,496	(2,730,878)			3,330,618

(1)	Intangible assets are amortized over the estimated period of economic benefit and charged to other administrative expenses and other operating expenses;
(2)	Software acquired and/or developed by specialized companies;
(3)

Mainly composed by goodwill on the acquisition of shareholders’ interest of Banco Ibi – R$1,048,575 thousand, Odontoprev – R$364,018 thousand, Ágora Corretora - R$335,891 thousand and in Europ Assistance Serviços de Assistência Personalizados - R$27,998 thousand, net of accrued amortization; and

(4)	Based on each pay-back agreement.

Expenses with research and development of systems corresponded to R$35,693 thousand in the quarter (in the fourth quarter of 2009 – R$24,894 thousand and in the first quarter of 2009 – R$17,391 thousand) .

Notes to the Consolidated Financial Statements

c) Change in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ client portfolio	Other	Total
Balance on December 31, 2009	1,603,773	1,598,877	1,992,406	32,970	5,228,026
Additions /Write-offs	43,292	129,613	-	8,404	181,309
Amortization for the period	(143,009)	(58,776)	(58,873)	(13,108)	(273,766)
Balance on March 31, 2010	1,504,056	1,669,714	1,933,533	28,266	5,135,569

16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits

	R$ thousand
	2010					2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
• Demand deposits (1)	31,590,287	-	-	-	31,590,287	34,627,064	24,999,970
• Savings deposits (1)	45,194,691	-	-	-	45,194,691	44,162,309	37,391,607
• Interbank deposits	119,741	157,549	51,928	36,540	365,758	752,059	406,164
• Time deposits (2)	5,421,309	10,983,998	9,344,241	66,827,137	92,576,685	90,495,976	105,423,543
• Other – investment deposits	994,252	-	-	-	994,252	1,035,676	881,850
Overall total on March 31, 2010	83,320,280	11,141,547	9,396,169	66,863,677	170,721,673
%	48.8	6.5	5.5	39.2	100.0
Overall total on December 31, 2009	83,561,376	9,372,739	11,547,447	66,591,522		171,073,084
%	48.8	5.5	6.8	38.9		100.0
Overall total on March 31, 2009	69,993,927	12,428,981	7,416,963	79,263,263			169,103,134
%	41.4	7.3	4.4	46.9			100.0

(1)	Classified as “1 to 30 days”, not considering average historical turnover; and
(2)	Considers the maturities established in investments.

Notes to the Consolidated Financial Statements

b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2010					2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Own portfolio	17,251,759	6,000,660	7,330,206	29,911,020	60,493,645	44,257,954	32,613,923
• Government securities	16,701,858	139,640	1,909,470	95,923	18,846,891	6,860,640	953,828
• Debentures of own issuance	527,199	5,046,555	5,420,736	29,795,303	40,789,793	36,961,717	31,650,765
• Foreign	22,702	814,465	-	19,794	856,961	435,597	9,330
Third-party portfolio (1)	66,823,881	-	-	-	66,823,881	68,417,064	55,702,256
Unrestricted portfolio (1)	231,925	603,994	18,530	-	854,449	598,028	3,343,022
Overall total on March 31, 2010 (2)	84,307,565	6,604,654	7,348,736	29,911,020	128,171,975
%	65.8	5.2	5.7	23.3	100.0
Overall total on December 31, 2009 (2)	74,550,284	3,395,355	8,644,541	26,682,866		113,273,046
%	65.8	3.0	7.6	23.6		100.0
Overall total on March 31, 2009 (2)	56,199,464	4,438,796	2,476,767	28,544,174			91,659,201
%	61.3	4.8	2.8	31.1			100.0

(1)	Represented by government securities; and
(2)

Includes R$26,064,243 thousand (December 31, 2009 - R$27,883,930 thousand and March 31, 2009 – R$18,967,149 thousand) of investment fund applications purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, c and d).

Notes to the Consolidated Financial Statements

c) Funds from issuance of securities

	R$ thousand
	2010					2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Securities - domestic:
- Exchange acceptances	-	-	-	-	-	-	256
- Mortgage bonds	76,550	512,029	402,806	4,124	995,509	898,598	785,861
- Letters of credit for real estate	-	-	-	1,093	1,093	-	-
- Letters of credit for agribusiness	88,189	342,827	998,333	33,891	1,463,240	1,585,957	1,634,621
- Debentures (1)	-	25,852	-	730,163	756,015	740,452	1,531,476
Subtotal	164,739	880,708	1,401,139	769,271	3,215,857	3,225,007	3,952,214
Securities - foreign:
- MTN Program Issues (2) (3)	1,370	-	-	1,335,750	1,337,120	260,295	254,656
- Securitization of future flow of money orders received from abroad (d)	6,165	226,888	285,851	3,412,844	3,931,748	3,906,134	4,878,817
- Securitization of future flow of credit card bill receivables from
cardholders resident abroad (d)	532	45,791	47,102	1,009	94,434	114,600	236,800
- Issuance costs	-	-	-	(28,646)	(28,646)	(23,452)	(42,767)
Subtotal	8,067	272,679	332,953	4,720,957	5,334,656	4,257,577	5,327,506
Overall total on March 31, 2010	172,806	1,153,387	1,734,092	5,490,228	8,550,513
%	2.0	13.5	20.3	64.2	100.0
Overall total on December 31, 2009	402,172	897,707	2,067,772	4,114,933		7,482,584
%	5.4	12.0	27.6	55.0		100.0
Overall total on March 31, 2009	168,147	1,494,374	1,343,380	6,273,819			9,279,720
%	1.8	16.1	14.5	67.6			100.0

(1)

Refers to Bradesco Leasing S.A. Arrendamento Mercantil’s issuances of simple debentures not convertible into shares, maturing on May 1, 2011 with 104% of CDI remuneration, respective interest is classified in the short term;

(2)

Issuance of securities in the international market for costumers’ foreign exchange operations, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term; and

(3)	In March 2010, it includes the issue of 4.10% senior notes due in 2015 amounting to US$750,000 thousand.

Notes to the Consolidated Financial Statements

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term debts and settled through future cash flows of the underlying assets, which basically include:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil.

Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds from the sale of current and future money order flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

We present below the main features of the notes issued by SPEs:

	R$ thousand
	Date of Issue	Transaction amount	Maturity	Total
				2010 March 31	2009
					December 31	March 31
	8.20.2003	595,262	8.20.2010	20,403	39,748	96,207
	7.28.2004	305,400	8.20.2012	70,467	75,862	139,653
	6.11.2007	481,550	5.20.2014	444,691	434,789	580,646
	6.11.2007	481,550	5.20.2014	444,775	435,347	580,646
Securitization of future flow of money	12.20.2007	354,260	11.20.2014	320,176	330,357	464,569
orders received from abroad	12.20.2007	354,260	11.20.2014	320,176	330,357	464,569
	3.06.2008	836,000	5.20.2015	889,433	871,859	1,160,052
	12.19.2008	1,168,500	2.22.2016 (1)	889,926	869,356	1,160,700
	3.20.2009	225,590	2.20.2015	177,439	173,433	231,775
	12.17.2009	133,673	11.20.2014	133,208	128,851	-
	12.17.2009	133,673	2.20.2017	132,647	129,719	-
	12.17.2009	89,115	2.20.2020	88,407	86,456	-
Total		5,158,833		3,931,748	3,906,134	4,878,817
Securitization of future flow of credit
card bill receivables from
cardholders resident abroad	7.10.2003	800,818	6.15.2011	94,434	114,600	236,800
Total		800,818		94,434	114,600	236,800

(1) Maturity extended from 2.20.2015 to 2.22.2016

Notes to the Consolidated Financial Statements

e) Expenses with funding and monetary restatement and interest on technical provisions for insurance, private pension plans and savings bonds

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Savings deposits	642,672	610,611	652,068
Time deposits	2,187,333	2,292,038	3,224,255
Federal funds purchased and securities sold under agreements to repurchase	2,417,849	2,346,777	2,687,671
Funds from issuance of securities	177,798	151,457	224,973
Other funding expenses	85,823	90,101	96,998
Subtotal	5,511,475	5,490,984	6,885,965
Expenses for monetary restatement and interest on technical provisions from insurance, private pension plans and savings bonds	1,493,549	1,171,800	1,373,602
Total	7,005,024	6,662,784	8,259,567

Notes to the Consolidated Financial Statements

17) BORROWING AND ONLENDING

a) Borrowing

	R$ thousand
	2010					2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Local	557	-	-	-	557	540	554
- Official institutions	-	-	-	-	-	-	29
- Other institutions	557	-	-	-	557	540	525
Foreign	1,096,113	4,301,083	2,425,535	770,265	8,592,996	8,004,596	12,679,602
Overall total on March 31, 2010	1,096,670	4,301,083	2,425,535	770,265	8,593,553
%	12.7	50.1	28.2	9.0	100.0
Overall total on December 31, 2009	1,263,093	3,995,373	2,424,607	322,063		8,005,136
%	15.8	49.9	30.3	4.0		100.0
Overall total on March 31, 2009	1,183,371	4,721,042	6,144,662	631,081			12,680,156
%	9.3	37.2	48.5	5.0			100.0

b) Onlending

	R$ thousand
	2010					2009
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	March 31	December 31	March 31
Local	1,046,643	2,625,928	3,099,569	14,358,227	21,130,367	19,321,806	17,739,662
- National Treasury	-	-	62,143	-	62,143	124,020	103,631
- BNDES	324,462	830,789	1,066,304	6,114,515	8,336,070	8,139,480	6,994,742
- CEF	1,643	7,135	8,563	71,581	88,922	91,124	96,493
- FINAME	720,538	1,788,004	1,962,559	8,171,480	12,642,581	10,966,534	10,544,048
- Other institutions	-	-	-	651	651	648	748
Foreign	2,305	-	480,654	865	483,824	794	381
Overall total on March 31, 2010	1,048,948	2,625,928	3,580,223	14,359,092	21,614,191
%	4.8	12.1	16.6	66.5	100.0
Overall total on December 31, 2009	1,067,304	2,617,105	2,838,139	12,800,052		19,322,600
%	5.5	13.5	14.7	66.3		100.0
Overall total on March 31, 2009	1,134,042	2,433,244	3,360,730	10,812,027			17,740,043
%	6.4	13.7	18.9	61.0			100.0

Notes to the Consolidated Financial Statements

c) Borrowing and onlending expenses

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Borrowing:
- Local	468	(562)	110
- Foreign	14,643	11,929	32,158
Subtotal borrowing	15,111	11,367	32,268
Local onlending:
- National Treasury	1,337	720	1,488
- BNDES	138,952	143,626	142,193
- CEF	1,357	1,670	2,081
- FINAME	192,748	179,746	199,203
- Other institutions	59	37	28
Foreign onlending:
- Payables to foreign bankers (Note 11a)	158,341	16,493	108,426
- Other expenses with foreign onlending	(26,446)	(51,156)	(575)
Subtotal onlending	466,348	291,136	452,844
Total	481,459	302,503	485,112

18) CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the financial statements, although there are ongoing proceedings with good prospects of success. The main one is:

- PIS - R$55,216 thousand: claiming the compensation of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

The Bradesco Organization is currently party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

Provisions were recorded based on the opinion of legal advisors, the type of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be lodged or due to the statute of limitation.

I - Labor claims

These are claims brought by former employees seeking indemnity, especially for unpaid overtime. In proceedings requiring judicial deposit, the amount of labor claims is recorded

Notes to the Consolidated Financial Statements

considering the effective perspective of loss of these deposits. For other proceedings, the provision is recorded based on the average of total payments made for claims settled in the last 12 months, considering the year of the judicial ruling.

Following a more effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, the amount of claims on an individual basis subsequent to 1997 substantially decreased.

II - Civil claims

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled by computer-based systems and provisioned whenever the loss is evaluated as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

The issues discussed in lawsuits relating to protests, returned checks and information on debtors in the credit restriction registry are usually not events that cause a significant impact on financial income. Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

It is worth noting the increase in legal claims pleading the incidence of inflation rates which were excluded from the monetary restatement of savings accounts balances due to Government Economic Plans (especially Bresser and Verão Economic Plans, currently barred) which were part of the Government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been provisioned taking into consideration claims effectively notified and their assessed loss perspectives, the “APDF”/165 lawsuit (failure to comply with fundamental concepts) brought by the National Confederation of the Financial System (CONSIF), with a view to suspending all the pending lawsuits about economic plans is pending judgment by the Federal Supreme Court (STF).

Currently, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause significant impacts on the Bank’s interest income.

III - Legal liabilities – tax and social security

The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although the likelihood of a medium- and long-term favorable outcome is goods based on the opinion of the legal advisors.

The main issues are:

- Cofins – R$3,710,546 thousand: it requests authorization to calculate and pay Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

- IRPJ/Loan Losses – R$712,591 thousand: it requests authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the amount of effective and definite

Notes to the Consolidated Financial Statements

credit losses, total or partial, suffered in the reference years from 1997 to 2009, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

- INSS Autonomous Brokers – R$732,881 thousand: questions the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

- CSLL – Deductibility on the IRPJ calculation basis – R$522,177 thousand: it requests to calculate and pay income tax due, related to the reference year of 1997 and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

- PIS – R$275,575 thousand: it requests the authorization to offset amounts overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the amount above the calculation basis laid down in the Constitution, i.e., gross operating revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

Notes to the Consolidated Financial Statements

IV - Provisions by nature

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Labor claims	1,599,215	1,595,534	1,554,544
Civil claims	2,385,667	2,342,634	1,649,911
Subtotal (1)	3,984,882	3,938,168	3,204,455
Tax and social security (2)	7,902,499	7,066,453	7,407,905
Total	11,887,381	11,004,621	10,612,360

(1) Note 20b; and

(2) Classified under “Other liabilities – tax and social security” (Note 20a).

V - Changes in provisions

	R$ thousand
	2010
	Labor	Civil	Tax and social security (1)
At the beginning of the period	1,595,534	2,342,634	7,066,453
Monetary restatement	44,440	72,863	110,017
Net reversals and write-offs	87,520	71,475	730,956
Payments	(128,279)	(101,305)	(4,927)
At the end of the period	1,599,215	2,385,667	7,902,499

(1) Comprises, substantially, legal liabilities.

c) Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recognized in the financial statements. The main proceedings are related to leasing companies’ Tax on Services of any Nature (ISSQN), the total processes of which corresponds to R$221,323 thousand. In this lawsuit, the demand of tax by municipalities other than those where the companies are located and from which the tax is collected in compliance with the law is discussed, as well as the nature of the Leasing Agreement not being a case of formal disallowance when recording tax credit.

Notes to the Consolidated Financial Statements

19) SUBORDINATED DEBT

					R$ thousand
					2010	2009
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	March 31	December 31	March 31
In Brazil:
Subordinated CDB
2011	5	4,504,022	R$	102.5% to 104.0% of CDI rate	7,125,585	6,979,342	6,519,225
2012	5	3,236,273	R$	103.0% of CDI rate or 100.0% of CDI rate + (0.344% p.a. - 0.4914%)or IPCA + (7.102% p.a. – 7.632% p.a.)	4,246,795	4,152,514	3,871,855
				100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.) or
2013	5	575,000	R$	IPCA + (7.74% p.a. – 8.20% p.a.)	718,885	700,900	650,611
2014	6	1,000,000	R$	112.0% of CDI rate	1,157,136	1,131,496	1,051,113
				108.0% and 112.0% of CDI rate or
2015	6	1,274,696	R$	IPCA + (6.92% p.a. – 8.55% p.a.)	1,396,840	1,343,765	11,924
2016	6	500	R$	IPCA + (7.1292% p.a.)	518	-	-
				100.0% of DI rate – CETIP or
				100.0% of CDI rate + (0.75% p.a. – 0.87% p.a.) or
2012	10	1,569,751	R$	101.0% to 102.5% of CDI rate	4,788,267	4,689,431	4,379,328
2019	10	20,000	R$	IPCA + (7.76% p.a.)	21,698	20,877	-
For loan operations (3):
2010 to 2013	1 to 4	1,913	R$	100.0% to 106.0% of CDI rate	2,416	2,368	2,487
2010 to 2012	up to 2	217,319	R$	8.25% to 14.88% p.a. rate	228,646	304,003	526,586
Subtotal in Brazil		12,399,474			19,686,786	19,324,696	17,013,129

Abroad:
2011	10	353,700	US$	10.25% p.a. rate	274,424	261,487	356,390
2012 (1)	10	315,186	Yen	4.05% p.a. rate	248,230	236,799	322,685
2013	10	1,434,750	US$	8.75% p.a. rate	887,907	882,067	1,197,203
2014	10	801,927	Euro	8.00% p.a. rate	558,729	570,412	713,454
Undetermined (2)		720,870	US$	8.875% p.a. rate	537,988	525,966	699,354
2019	10	1,333,575	US$	6.75% p.a. rate	1,370,483	1,328,427	-
Issuance costs					(23,818)	(25,877)	(28,210)
Subtotal abroad		4,960,008			3,853,943	3,779,281	3,260,876
Overall total		17,359,482			23,540,729	23,103,977	20,274,005

Notes to the Consolidated Financial Statements

(1)	Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.;
(2)

In June 2005, perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, under the following conditions: (i) after 5 years from the issuance date and subsequently on each date of interest maturity; and (ii) at any moment in the event of a change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and if the issuer is notified in writing by Bacen that the securities may no longer be included in the consolidated capital for capital adequacy ratio calculation purposes. On April 14, 2010, Bacen approved the request for early redemption of the US$300,000 thousand funding of perpetual subordinated debt issued in June 2005. Said amount no longer comprises Bradesco’s tier II capital; and

(3)	Refers to subordinated CBD pegged to loan operations that, pursuant to Circular Letter 2,953/01, do not comprise the Reference Shareholders’ Equity Tier II.

Notes to the Consolidated Financial Statements

20) OTHER LIABILITIES

a) Tax and social security

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Provision for tax risks (Note 18b IV)	7,902,499	7,066,453	7,407,905
Provision for deferred income tax (Note 34f)	4,455,906	3,985,467	3,165,039
Taxes and contributions on profits payable	654,999	1,490,563	528,228
Taxes and contributions payable	589,463	661,185	570,288
Total	13,602,867	13,203,668	11,671,460

b) Sundry

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Credit card operations	8,631,474	9,293,317	5,219,923
Provision for payments	3,160,088	3,780,262	2,960,929
Provision for contingent liabilities (civil and labor) (Note 18b IV)	3,984,882	3,938,168	3,204,455
Sundry creditors	2,212,229	1,949,166	1,693,207
Liabilities for acquisition of assets – financial leasing (1)	821,250	987,527	1,036,928
Liabilities for acquisition of assets and rights	582,695	630,132	777,868
Liabilities for official agreements	289,869	269,746	314,724
Other	782,807	908,340	572,053
Total	20,465,294	21,756,658	15,780,087

(1) Refers to liabilities for acquisition of data processing systems (hardware) by means of financial leasing operations (Bradesco as lessee).

Notes to the Consolidated Financial Statements

21) INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS OPERATIONS

a) Provisions by account

	R$ thousand
	Insurance (1)			Life and Private Pension Plans (2)			Savings bonds			Total
	2010	2009		2010	2009		2010	2009		2010	2009
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Current and long-term liabilities
Mathematical provision for benefits to be granted	-	-	-	56,058,586	54,422,399	47,005,121	-	-	-	56,058,586	54,422,399	47,005,121
Mathematical provision for benefits granted	-	-	-	4,611,792	4,475,137	4,318,588	-	-	-	4,611,792	4,475,137	4,318,588
Mathematical provision for
redemptions	-	-	-	-	-	-	2,577,680	2,479,748	2,215,697	2,577,680	2,479,748	2,215,697
Provision for incurred but not reported (INBR) claims	1,412,500	1,350,222	1,308,571	613,648	599,718	556,704	-	-	-	2,026,148	1,949,940	1,865,275
Unearned premiums provision	1,707,619	1,941,858	1,723,691	53,738	78,343	69,236	-	-	-	1,761,357	2,020,201	1,792,927
Provision for contribution insufficiency (3)	-	-	-	3,078,175	3,031,715	2,578,399	-	-	-	3,078,175	3,031,715	2,578,399
Provision for unsettled claims	1,436,041	1,329,263	1,244,090	724,273	748,777	709,420	-	-	-	2,160,314	2,078,040	1,953,510
Financial fluctuation provision	-	-	-	632,082	621,884	643,297	-	-	-	632,082	621,884	643,297
Premium insufficiency provision	-	-	-	567,214	560,714	485,633	-	-	-	567,214	560,714	485,633
Financial surplus provision	-	-	-	391,588	367,289	324,771	-	-	-	391,588	367,289	324,771
Provision for drawings and redemptions	-	-	-	-	-	-	453,698	436,026	434,505	453,698	436,026	434,505
Provision for administrative expenses	-	-	-	138,085	141,688	143,788	103,395	100,598	81,733	241,480	242,286	225,521
Provision for contingencies	-	-	-	-	-		6,640	7,288	7,808	6,640	7,288	7,808
Other provisions	2,415,817	2,234,738	2,273,099	702,420	644,516	548,906	-	-	-	3,118,237	2,879,254	2,822,005
Total provisions	6,971,977	6,856,081	6,549,451	67,571,601	65,692,180	57,383,863	3,141,413	3,023,660	2,739,743	77,684,991	75,571,921	66,673,057

(1)

“Other provisions” basically refers to the technical provisions of the “individual health” portfolio made in order to: (i) cover the differences of future premium adjustments and those necessary to the portfolio technical balance; and (ii) cover payment release of health care coverage to dependents in case the policyholder dies, adopting the rules of the Actuarial Technical Notes approved by ANS;

(2)	Comprises individual insurance plan and private pension plan operations; and
(3)

The contribution insufficiency provision for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a.. For disabilities plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

Notes to the Consolidated Financial Statements

b) Technical provisions by product

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2010	2009		2010	2009		2010	2009		2010	2009
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Health (1)	3,405,227	3,555,436	3,428,997	-	-	-	-	-	-	3,405,227	3,555,436	3,428,997
Auto/RCF	2,059,361	1,837,189	1,755,254	-	-	-	-	-	-	2,059,361	1,837,189	1,755,254
Dpvat	147,161	119,972	96,833	148,543	200,436	189,807	-	-	-	295,704	320,408	286,640
Life	17,210	16,676	20,889	2,819,513	2,706,602	2,475,685	-	-	-	2,836,723	2,723,278	2,496,574
Basic lines	1,343,018	1,326,808	1,247,478	-	-	-	-	-	-	1,343,018	1,326,808	1,247,478
Unrestricted Benefits
Generating Plan - PGBL	-	-	-	11,791,264	11,778,567	10,448,100	-	-	-	11,791,264	11,778,567	10,448,100
Long-Term Life Insurance -
VGBL	-	-	-	36,583,871	35,130,823	28,751,281	-	-	-	36,583,871	35,130,823	28,751,281
Traditional plans	-	-	-	16,228,410	15,875,752	15,518,990	-	-	-	16,228,410	15,875,752	15,518,990
Savings bonds	-	-	-	-	-	-	3,141,413	3,023,660	2,739,743	3,141,413	3,023,660	2,739,743
Total technical provisions	6,971,977	6,856,081	6,549,451	67,571,601	65,692,180	57,383,863	3,141,413	3,023,660	2,739,743	77,684,991	75,571,921	66,673,057

(1) See Note 21a item 1.

Notes to the Consolidated Financial Statements

c) Guarantees of technical provisions

	R$ thousand
	Insurance			Life and Private Pension Plans			Savings bonds			Total
	2010	2009		2010	2009		2010	2009		2010	2009
	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31	March 31	December 31	March 31
Investment fund quotas (VGBL and PGBL)	-	-	-	48,375,134	46,909,390	39,199,380	-	-	-	48,375,134	46,909,390	39,199,380
Investment fund quotas (excluding VGBL and PGBL)	5,807,731	5,693,441	5,059,932	15,174,562	14,483,249	13,173,982	2,863,138	2,765,794	2,459,078	23,845,431	22,942,484	20,692,992
Government securities	-	95,844	339,105	3,021,687	3,149,892	3,110,648	-	-	-	3,021,687	3,245,736	3,449,753
Private securities	22,584	21,710	163,802	775,134	745,626	946,263	175,832	165,910	124,054	973,550	933,246	1,234,119
Shares	2,027	1,959	2,387	202,499	493,147	1,028,943	222,457	181,346	226,468	426,983	676,452	1,257,798
Receivables	686,790	617,462	504,422	-	-	-	-	-	-	686,790	617,462	504,422
Real estate	-	-	7,213	-	-	-	-	-	10,173	-	-	17,386
Deposits retained at
IRB and court
deposits	6,428	6,347	7,137	58,121	60,262	64,462	-	-	-	64,549	66,609	71,599
Reinsurance credits	671,710	663,354	657,923	5,349	5,749	10,657	-	-	-	677,059	669,103	668,580
Total guarantees of
technical
provisions	7,197,270	7,100,117	6,741,921	67,612,486	65,847,315	57,534,335	3,261,427	3,113,050	2,819,773	78,071,183	76,060,482	67,096,029

Notes to the Consolidated Financial Statements

d) Retained premiums from insurance, private pension plans contributions and savings bonds

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Premiums written	3,085,812	3,228,806	2,901,088
Supplementary private pension plan contributions (including VGBL)	3,290,559	4,295,235	2,294,015
Revenues from savings bonds	526,192	575,856	413,380
Coinsurance premiums	(27,376)	(26,884)	(68,015)
Refunded premiums	(23,853)	(32,450)	(26,515)
Net premiums written	6,851,334	8,040,563	5,513,953
Reinsurance premiums	(60,367)	(37,488)	(68,859)
Retained premiums from insurance, private pension plans and savings bonds	6,790,967	8,003,075	5,445,094

22) MINORITY INTEREST IN SUBSIDIARIES

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Andorra Holdings S.A.	176,087	172,632	162,167
Banco Bradesco BBI S.A.	88,374	86,812	82,629
Celta Holding S.A.	60,085	59,497	55,948
Other (1)	492,001	478,734	36,266
Total	816,547	797,675	337,010

(1) Mainly minority interest at Odontoprev S.A.

23) SHAREHOLDERS’ EQUITY (PARENT COMPANY) a) Breakdown of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par, registered, book-entry shares.

	2010	2009
	March 31	December 31	March 31
Common shares	1,710,204,835	1,713,543,005	1,534,934,979
Preferred shares	1,710,204,658	1,713,542,828	1,534,934,821
Subtotal	3,420,409,493	3,427,085,833	3,069,869,800
Treasury (common shares)	-	(3,338,170)	(146,721)
Treasury (preferred shares)	-	(3,197,260)	(34,600)
Total outstanding shares	3,420,409,493	3,420,550,403	3,069,688,479

Notes to the Consolidated Financial Statements

b) Breakdown of capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2009	1,710,204,835	1,710,345,568	3,420,550,403
Shares acquired and cancelled	-	(140,910)	(140,910)
Number of outstanding shares on March 31, 2010	1,710,204,835	1,710,204,658	3,420,409,493

c) Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority in repayment of capital and additional ten per cent (10%) of interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, with the new wording given in Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or total dividends of at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders' equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided there are available profits, computed prior to the deduction thereof, or retained earnings and revenue reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company’s Bylaws.

The Board of Directors’ Meeting held on December 4, 2009 approved the Board of Executive Officers’ proposal for the payment of supplementary interest on shareholders’ equity to shareholders for the fiscal year of 2009 in the amount of R$1,632,000 thousand, out of which R$0.499755537 (net of withholding income tax of 15% - R$0.424792206) per common share and R$0.549731091 (net of 15% withholding income tax - R$0.467271427) per preferred share, the payment of which will be made on March 9, 2010.

At the Board of Directors Meeting held on February 10, 2010, the board members approved the proposal of the Board of Executive Officers related to the payment of additional interest on interest on shareholders’ equity and dividends to shareholders related to 2009, in the amount of R$76,995 thousand, of which R$0.021438536 per common share and R$0.023582390 per preferred shares, the payment of which was made on March 9, 2010.

Notes to the Consolidated Financial Statements

The calculation of interest on shareholders’ equity and dividends related to the first quarter of 2010 is as follows:

	R$ thousand	% (1)
Net income for the period	2,102,706
(-) Legal reserve	(105,135)
Adjusted calculation basis	1,997,571
Interest on shareholders’ equity (gross) provisioned (payable)	608,025
Withholding income tax on interest on shareholders’ equity	(91,204)
Interest on shareholders’ equity (net)	516,821
Monthly dividends paid and provisioned	138,105
Interest on shareholders’ equity (net) and dividends on March 31, 2010	654,926	32.79
Interest on shareholders’ equity (net) and dividends on March 31, 2009	568,608	34.74

(1) Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

Interest on shareholders’ equity and dividends were paid and provisioned as follows:

	R$ thousand
Description	Per share (gross)		Gross paid/ provisioned amount	Withholding Income Tax (IRRF) (15%)	Net paid/ provisioned amount
	Common shares	Preferred shares
Monthly dividends	0.039658	0.043624	138,105	-	138,105
Supplementary provisioned interest on
shareholders’ equity	0.169299	0.186229	608,025	91,204	516,821
Total on March 31, 2010 YTD	0.208957	0.229853	746,130	91,204	654,926

d) Treasury shares

The Special Shareholders’ Meeting held on March 10, 2010, approved the proposal of the Board of Directors to cancel 6,676,340 registered book-entry shares, held in treasury, of which 3,338,170 common and 3,338,170 preferred, representing the capital stock but not reducing it.

Notes to the Consolidated Financial Statements

24) FEE AND COMMISSION INCOME

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Card income	954,748	940,898	822,931
Checking accounts	542,148	543,131	547,721
Loan operations	406,909	421,244	380,858
Asset management	429,512	429,909	368,940
Collections	257,340	259,469	236,264
Custody and brokerage services	114,014	115,812	89,431
Consortium management	97,252	94,786	80,194
Taxes paid	69,018	66,247	63,248
Underwriting	76,227	104,881	22,352
Other	133,263	118,088	138,147
Total	3,080,431	3,094,465	2,750,086

25) PERSONNEL EXPENSES

			R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Payroll	1,000,991	1,003,676	948,279
Benefits	417,442	396,794	363,403
Social security charges	376,441	363,761	319,817
Employee profit sharing	205,019	178,678	123,223
Provision for labor claims	109,209	111,028	81,191
Training	11,469	27,015	16,163
Total	2,120,571	2,080,952	1,852,076

Notes to the Consolidated Financial Statements

26) OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Third-party services	724,077	701,426	585,195
Communication	334,475	327,884	298,692
Advertising and publicity	152,363	282,488	109,265
Depreciation and amortization	221,516	202,527	157,809
Depreciation of financial leasing - Law 11,638/07	91,863	93,213	96,555
Transportation	142,311	149,688	147,723
Financial system services	86,059	88,665	61,809
Rentals	143,519	145,479	133,447
Data processing	190,766	212,022	182,574
Asset maintenance and conservation	107,456	111,485	99,347
Asset leasing	97,710	99,563	108,056
Asset leasing - Law 11,638/07	(91,863)	(93,213)	(106,316)
Supplies	62,564	65,552	53,548
Security and surveillance	66,143	64,083	60,260
Water, electricity and gas	54,853	52,015	50,395
Travels	21,154	22,341	15,545
Other	159,283	149,278	103,840
Total	2,564,249	2,674,496	2,157,744

27) TAX EXPENSES

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Contribution for Social Security Financing (Cofins)	489,804	471,682	392,045
Tax on Services (ISS)	88,521	91,525	79,536
Social Integration Program (PIS) contribution	82,798	83,990	74,351
Municipal Real Estate Tax (IPTU) expenses	16,055	6,338	13,218
Other	58,565	43,822	36,803
Total	735,743	697,357	595,953

Notes to the Consolidated Financial Statements

28) OTHER OPERATING INCOME

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Other interest income	224,548	199,665	207,597
Reversal of other operating provisions (1)	94,069	435,118	50,739
Gains on sale of goods	13,711	27,805	6,534
Revenues from recovery of charges and expenses	13,050	13,266	16,544
Others	308,808	242,082	190,461
Total	654,186	917,936	471,875

(1) In the fourth quarter of 2009, it includes R$388,162 thousand related to the adhesion to the tax amnesty program.

29) OTHER OPERATING EXPENSES

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Other financial expenses	631,509	511,240	559,480
Sundry losses	305,599	362,667	254,649
Interest expenses with leasing obligations - Law 11,638/07	15,370	6,140	31,025
Intangible assets amortization – acquisition of banking services rights	143,009	134,521	133,444
Expenses with other operating provisions (1)	573,379	237,173	246,435
Goodwill amortization	58,873	33,471	24,577
Expenses with impairment analysis	-	39,636	-
Other	254,478	338,093	291,937
Total	1,982,217	1,662,941	1,541,547

(1) Includes supplementary provision for civil lawsuits – first quarter of 2010 economic plans – R$35,661 thousand (in the fourth quarter of 2009 – R$111,378 thousand and in the first quarter of 2009 – R$175,091 thousand), and provision for tax contingencies amounting to R$396,731 thousand.

30) NON-OPERATING RESULT

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Result on sale and write-off of assets and investments	(86,420)	(73,799)	(14,007)
Non-operating provisions	(17,511)	(3,957)	(34,476)
Others	8,557	(53,938)	8,504
Total	(95,374)	(131,694)	(39,979)

Notes to the Consolidated Financial Statements

31) TRANSACTIONS WITH CONTROLLING SHAREHOLDERS (DIRECT AND INDIRECT)

a) Transactions with parent companies (direct and indirect) are carried out in conditions and at rates compatible with the averages practiced with third parties, and effective on the dates of the operations, and are as follows:

	R$ thousand
	2010	2009		2010	2009
	March 31	December 31	March 31	1st quarter	4th quarter	1st quarter
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(13,889)	(653,209)	(13,313)	-	-	-
Cidade de Deus Companhia Comercial de Participações	(9,789)	(324,347)	(9,789)	-	-	-
Fundação Bradesco	(4,100)	(328,862)	(3,524)	-	-	-
Demand deposits:	(300)	(113)	(690)	-	-	-
Fundação Bradesco	(282)	(80)	(674)	-	-	-
Elo Participações e Investimentos S.A.	(9)	(10)	(8)	-	-	-
Nova Cidade de Deus Participações S.A.	(9)	(11)	(2)	-	-	-
Cidade de Deus Companhia Comercial de Participações	-	(12)	(6)	-	-	-
Time deposits:	(8,834)	(17,199)	(19,769)	(13)	(5)	(8)
Cidade de Deus Companhia Comercial de Participações	(8,834)	(17,199)	(19,769)	(13)	(5)	(8)
Rental of branches:	-	-	-	(117)	(117)	(114)
Fundação Bradesco	-	-	-	(117)	(117)	(114)
Subordinated debts:	(142,658)	(134,086)	(130,021)	(2,773)	(13,494)	(3,310)
Cidade de Deus Companhia Comercial de Participações	(69,570)	(62,446)	(31,062)	(1,336)	(2,112)	(697)
Fundação Bradesco	(73,088)	(71,640)	(98,959)	(1,437)	(11,382)	(2,613)

Notes to the Consolidated Financial Statements

b) Compensation of key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

  The annual overall amount of management compensation, apportioned at the Board of Directors Meetings among the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

  The amount allocated to finance supplementary private pension plans to the Management, within the private pension plan for employees and management of the Bradesco Organization.

For 2010, the maximum amount of R$256,400 thousand was set for management compensation (share-based compensation and bonuses) and R$231,000 thousand to finance defined contribution supplementary private pension plans.

Short-term Management benefits

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Share-based compensation	35,639	36,852	34,723
Bonuses	30,068	2,911	11,954
INSS contributions	14,688	8,916	10,473
Total	80,395	48,679	57,150

Post-employment benefits

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Defined contribution supplementary private pension plans	35,094	12,816	13,430
Total	35,094	12,816	13,430

Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

Other information

I) According to current laws, financial institutions are not allowed to grant loans or advances to:

a) Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b) Individuals or corporations that own more than 10% of their capital; and

c) Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%;

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members

Notes to the Consolidated Financial Statements

of the Board of Directors or Board of Executive Officers and their relatives.

II) Shareholding

Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco on March 31, 2010:

• Common shares	0.74%
• Preferred shares	1.07%
• Total shares	0.91%

32) FINANCIAL INSTRUMENTS

a) Risk management process

The Bradesco Organization considers risk management essential to all its activities, using it to add value to its business, as it supports business areas in the planning of its activities, maximizing the use of own and third-party resources, for the benefit its stakeholders and the company.

Risk management activity is highly relevant due to the increasing complexity of services and products offered and the globalization of Bradesco’s business, reason why the Organization is always improving its risk management processes, using the best international practices, Brazilian rules and the recommendations of the New Capital Accord.

Several investments are made in initiatives related to risk management processes, especially in staff training to improve the quality of said processes and ensure the necessary focus, inherent to these activities that generate a strong added value. In this context, the Organization has three large pillars that support the entire risk management structure: i) corporate governance; ii) management structure; and iii) risk management methodology.

Credit risk management

Credit risk is the possibility that a counterparty of a loan or financial operation may not wish to, or may suffer some change in its ability to comply with its contractual obligations, which may generate losses for the Organization.

To mitigate credit risk, Bradesco continuously reviews the processes of credit activities processes, implementing improvements, examining and preparing inventories of credit approval and recovery procedures, monitoring concentrations and identifying new areas of credit risks.

Market risk management

Market risk is the possibility of loss by fluctuating market prices and rates, once asset and liability portfolios of the Organization may present mismatches in terms, currencies and indexes.

Market risk management at Bradesco enables the Organization to make strategic decisions with agility and a high level of reliance through the use of methodologies in line with the best international practices and the recommendations of the New Capital Accord.

The performance of limits is monitored daily by the Integrated Risk Control Department, which is independent to business management and adopts the Parametric VaR (Value at Risk) outlook, in the calculation of the trading portfolio risk, with a 99% confidence level, one-day horizon, and correlations and volatilities calculated using statistical methods in which recent returns are given more importance. In addition, the methodology applied and current statistic models in the measurement of market risks are evaluated daily using backtesting techniques.

Notes to the Consolidated Financial Statements

We present below the balance sheet by currency

	R$ thousand
	2010			2009
	March 31			December 31	March 31
	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	522,709,537	484,932,757	37,776,780	35,015,842	52,879,238
Funds available	8,704,665	5,209,579	3,495,086	1,439,198	2,523,466
Interbank investments	97,164,512	95,389,170	1,775,342	3,578,126	4,313,491
Securities and derivative financial instruments	157,308,589	149,178,618	8,129,971	8,088,989	9,562,623
Interbank and interdepartmental accounts	36,673,991	36,253,911	420,080	373,409	310,022
Loan and leasing operations	166,396,091	150,923,594	15,472,497	14,420,882	13,790,926
Other receivables and assets	56,461,689	47,977,885	8,483,804	7,115,238	22,378,710
Permanent assets	9,916,523	9,909,587	6,936	6,898	8,805
Investments	1,536,687	1,536,687	-	-	-
Premises and equipment and leased assets	3,244,267	3,237,478	6,789	6,809	8,673
Intangible assets	5,135,569	5,135,422	147	89	132
Total	532,626,060	494,842,344	37,783,716	35,022,740	52,888,043

Liabilities
Current and long-term liabilities	488,429,750	459,325,556	29,104,194	27,254,426	46,398,945
Deposits	170,721,673	165,134,532	5,587,141	5,875,807	8,511,241
Federal funds purchased and securities sold
under agreements to repurchase	128,171,975	127,315,013	856,962	435,597	9,330
Funds from issuance of securities	8,550,513	3,215,857	5,334,656	4,312,381	5,496,316
Interbank and interdepartmental accounts	2,062,661	988,517	1,074,144	1,201,478	1,540,259
Borrowing and onlending	30,207,744	20,842,966	9,364,778	8,277,133	13,080,982
Derivative financial instruments	2,468,739	2,257,675	211,064	161,581	681,204
Technical provision of insurance, private
pension plans and savings bonds	77,684,991	77,683,205	1,786	1,694	3,057
Other liabilities:
- Subordinated debt	23,540,729	19,686,786	3,853,943	3,779,281	3,260,876
- Other	45,020,725	42,201,005	2,819,720	3,209,474	13,815,680
Deferred income	292,397	292,397	-	-	-
Minority interest in subsidiaries	816,547	816,547	-	-	-
Shareholders’ equity	43,087,366	43,087,366	-	-	-
Total	532,626,060	503,521,866	29,104,194	27,254,426	46,398,945
Net position of assets and liabilities			8,679,522	7,768,314	6,489,098
Net position of derivatives (2)			(18,370,200)	(16,071,190)	(14,614,146)
Other net memorandum accounts (3)			(409,771)	(55,136)	38,858
Net exchange position (liability)			(10,100,449)	(8,358,012)	(8,086,190)

(1)	Amounts expressed and/or indexed mainly in USD;
(2)	Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and
(3)	Other commitments recorded in memorandum accounts.

Notes to the Consolidated Financial Statements

We present the VaR in the chart below

R$ thousand
Risk factors	2010	2009
	March 31	December 31	March 31
Fixed rates	3,870	10,351	16,282
Internal exchange coupon	729	179	7,338
Foreign currency	12,789	954	10,159
IGP-M	512	289	54
IPCA	1,200	2,799	66,173
Variable income	3,264	7,766	12,021
Sovereign/Eurobonds and Treasuries	2,250	9,250	88,015
Other	23	24	57
Correlation/diversification effect	(8,382)	(11,556)	(70,887)
VaR (Value at Risk)	16,255	20,056	129,212

Sensitivity analysis

In conformity with good risk management governance practice, Bradesco maintains a continued process of management of its positions, which encompasses control of all positions exposed to market risk by means of measures compatible with the best international practices and the New Basel Capital Accord – Basel II. It is also worth mentioning that financial institutions have risk limits and controls and leverage regulated by Bacen.

Risk limit proposals are validated by specific business committees and submitted to the approval of the Integrated Risk Management and Capital Allocation Committee, complying with limits laid down by the Board of Directors, according to the positions’ targets, which are divided into the following portfolios:

  Trading Portfolio: consists of all financial instruments, commodities, derivatives operations held for trading or as a hedge of other trading portfolios, which are not subject to trading restrictions.
  Operations intended for trading are those for resale, to take advantage of expected or effective price movements, or for arbitrage purposes.

  Banking Portfolio: operations not classified in the Trading Portfolio, consist of structural operations of various lines of the Organization’s business and eventual hedges.

Financial exposure impacts of the Banking Portfolio (mainly interest rates and price indexes) do not necessarily represent an accounting loss for the Organization, due to the following reasons:

  part of loan operations held in the Banking Portfolio is funded by demand deposits and/or savings deposits, which provides a natural hedge for eventual interest rate fluctuations;

Notes to the Consolidated Financial Statements

  for the Banking Portfolio, interest rates fluctuations do not necessarily have a material impact on the Organization’s results, since the intention is to hold the loan operations until their maturity; and

  derivative operations of the Banking Portfolio are used to hedge operations with clients or to hedge investments abroad, also considering the tax effect on foreign exchange rate fluctuation.

The following tables present the financial exposure sensitivity analysis on March 31, 2010 and December 31, 2009 (Trading and Banking Portfolios) pursuant to CVM Rule 475/08 and do not reflect how these market risk exposures are managed in the Organization’s daily operations, according to information provided in this note.

On March 31, 2010 - R$ thousand
Risk factors	Trading and Banking portfolios	Scenarios (1)
	Definition	1	2	3
	Exposures subject to changes in fixed interest
Interest rates in Reais	rates and interest rate coupon	(2,397)	(703,021)	(1,352,400)
	Exposures subject to the changes in price index
Price indexes	coupon rate	(8,202)	(1,121,631)	(1,999,521)
	Exposures subject to the changes in foreign
Domestic exchange coupon	currency coupon rate	(73)	(2,490)	(4,927)
Foreign currency	Exposures subject to exchange variation	(4,940)	(123,510)	(247,021)
Equities	Exposures subject to stocks price variation	(14,300)	(357,497)	(714,994)
Sovereign/Eurobonds and	Exposures subject to the interest rate variation of
Treasuries	securities traded on the international market	(764)	(41,823)	(81,213)
Other	Exposures not classified in the previous definitions	-	(1)	(2)
Total not correlated		(30,676)	(2,349,973)	(4,400,078)
Total correlated		(15,392)	(1,510,989)	(2,787,843)

On December 31, 2009 - R$ thousand
Risk factors	Trading and Banking portfolios		Scenarios (1)
	Definition	1	2	3
	Exposures subject to fixed interest rates variation
Interest rates in Reais	and interest rate coupon	(3,983)	(901,254)	(1,729,973)
	Exposures subject to the variation of price index
Price indexes	coupon rate	(7,437)	(1,052,419)	(1,871,014)
	Exposures subject to the variation of foreign	(95)	(2,949)	(5,889)
Domestic exchange coupon	currency coupon rate
Foreign currency	Exposures subject to exchange variation	(337)	(8,434)	(16,868)
Equities	Exposures subject to stocks price variation	(12,251)	(306,264)	(612,529)
Sovereign/Eurobonds and	Exposures subject to the interest rate variation of
Treasuries	securities traded on the international market	(1,083)	(54,670)	(103,964)
Other	Exposures not classified into previous definitions	-	(14)	(28)
Total not correlated		(25,186)	(2,326,004)	(4,340,265)
Total correlated		(16,960)	(1,810,669)	(3,369,293)

(1) Amounts net of tax effects

We present below the sensitivity analysis of the Trading Portfolio, which represents exposures that may cause material impacts on the Organization’s results. It is worth mentioning that results show the impacts for each scenario for a static portfolio position on March 31, 2010 and December 31, 2009. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. In addition, as previously mentioned, we maintain a continued process of market risk management, which continuously seeks, through market dynamics, ways of mitigating/minimizing related risks, according to the strategy determined by Senior Management.

Notes to the Consolidated Financial Statements

Therefore, in case of signs of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

On March 31, 2010 - R$ thousand
Risk factors	Trading portfolios	Scenarios (1)
	Definition	1	2	3
	Exposures subject to changes in fixed interest
Interest rates in Reais	rates and interest rate coupon	(162)	(33,868)	(67,095)
	Exposures subject to changes in price index
Price indexes	coupon rate	(64)	(9,377)	(18,435)
	Exposures subject to the changes in foreign
Domestic exchange coupon	currency coupon rate	(29)	(1,856)	(3,666)
Foreign currency	Exposures subject to exchange variation	(4,940)	(123,510)	(247,021)
Equities	Exposures subject to stocks price variation	(939)	(23,478)	(46,956)
Sovereign/Eurobonds and	Exposures subject to the interest rate variation of
Treasuries	securities traded on the international market	(211)	(7,019)	(13,692)
	Exposures not classified in the previous
Other	definitions	-	(1)	(2)
Total not correlated		(6,345)	(199,109)	(396,867)
Total correlated		(4,720)	(130,565)	(260,596)

On December 31, 2009 - R$ thousand
Risk factors	Trading portfolio	Scenarios (1)
	Definition	1	2	3
	Exposures subject to changes in fixed
Interest rates in Reais	interest rates and interest rate coupon	(766)	(170,612)	(336,518)
	Exposures subject to changes in price
Price indexes	index coupon rate	(270)	(39,565)	(77,676)
	Exposures subject to changes in
Domestic exchange coupon	foreign currency coupon rate	(3)	(141)	(279)
	Exposures subject to exchange
Foreign currency	variation	(337)	(8,434)	(16,868)
	Exposures subject to stocks price
Equities	variation	(1,285)	(32,126)	(64,252)
	Exposures subject to the interest rate
Sovereign/Eurobonds and	variation of securities traded on the
Treasuries	international market	(746)	(18,661)	(36,375)
	Exposures not classified in the
Other	previous definitions	-	(14)	(28)
Total not correlated		(3,407)	(269,553)	(531,996)
Total correlated		(1,881)	(205,907)	(406,008)

(1) Amounts net of tax effects.

Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data on the time and scenarios they would adversely affect our positions:

Scenario 1:

Based on market information from March 31, 2010 and December 31, 2009 (BM&FBovespa, Anbima, etc), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions on March 31, 2010, the exchange rate of Reais/Dollar was R$1.80, whereas on December 31, 2009 it was R$1.76. For the interest rate scenario, the 1-year fixed interest rate applied on the positions at March 31, 2010 and December 31, 2009 were 10.88% p.a. and 10.51% p.a., respectively.

Scenario 2:

25% stresses were determined based on the markets at March 31, 2010 and December 31, 2009. For instance, in the scenario applied to positions on March 31, 2010, the exchange rate of Reais/Dollar was R$2.23, whereas on December 31, 2009 it was R$2.18. For the interest rate scenario, the 1-year fixed interest rate applied to positions on March 31, 2010 and December 31, 2009 were 13.58% p.a. and 13.13% p.a., respectively. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices.

Scenario 3:

50% stresses were determined based on the markets on March 31, 2010 and December 31, 2009. For instance, in the scenario applied to positions on March 31, 2010, the exchange rate of Reais/Dollar was R$2.67, whereas on December 31, 2009 it was R$2.62. For the interest rate scenario, the 1-year fixed interest rate applied to positions on March 31, 2010 and December 31, 2009 were 16.30% p.a. and 15.75% p.a., respectively. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

The Liquidity Risk is the possibility of the Organization not having enough financial funds to honor its commitments due to the mismatch between payments and deposits, taking in consideration different currencies and the settlement terms of its rights and obligations.

Bradesco has a Liquidity Policy that establishes the minimum liquidity levels that the Organization must keep, as well as instruments to manage the liquidity in regular and crisis scenarios. The liquidity risk is controlled daily in an independent manner, with the distribution of reports to the management and control areas, as well as the Board of Executive Officers.

Notes to the Consolidated Financial Statements

We present the Balance Sheet by maturity in the chart below

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Not stated maturity	Total
Assets
Current and long-term assets	273,073,706	79,947,103	37,725,864	131,962,864	-	522,709,537
Funds available	8,704,665	-	-	-	-	8,704,665
Interbank investments	69,866,286	25,192,495	1,202,075	903,656	-	97,164,512
Securities and derivative financial instruments (1)	112,567,153	4,041,294	6,994,331	33,705,811	-	157,308,589
Interbank and interdepartmental accounts	36,185,557	5,563	4,628	478,243	-	36,673,991
Loan and leasing operations	21,318,970	43,730,998	25,343,949	76,002,174	-	166,396,091
Other receivables and assets	24,431,075	6,976,753	4,180,881	20,872,980	-	56,461,689
Permanent assets	240,519	756,532	833,793	6,202,778	1,882,901	9,916,523
Investments	-	-	-	-	1,536,687	1,536,687
Premises and equipment and leased assets	44,970	224,849	269,818	2,358,416	346,214	3,244,267
Intangible assets	195,549	531,683	563,975	3,844,362	-	5,135,569
Total on March 31, 2010	273,314,225	80,703,635	38,559,657	138,165,642	1,882,901	532,626,060
Total on December 31, 2009	265,077,183	74,648,728	35,062,982	129,827,148	1,607,051	506,223,092
Total on March 31, 2009	270,851,058	62,452,096	31,323,948	116,068,185	1,445,657	482,140,944
Liabilities
Current and long-term liabilities	258,169,655	29,094,014	33,902,414	166,729,367	534,300	488,429,750
Deposits (2)	83,320,280	11,141,547	9,396,169	66,863,677	-	170,721,673
Federal funds purchased and securities sold under agreements to repurchase	84,307,565	6,604,654	7,348,736	29,911,020	-	128,171,975
Funds from issuance of securities	172,806	1,153,387	1,734,092	5,490,228	-	8,550,513
Interbank and interdepartmental accounts	2,062,661	-	-	-	-	2,062,661
Borrowing and onlending	2,145,618	6,927,011	6,005,758	15,129,357	-	30,207,744
Derivative financial instruments	1,997,426	150,240	213,347	107,726	-	2,468,739
Technical provisions for insurance, private pension plans and savings bonds (2)	56,124,725	1,833,187	1,056,558	18,670,521	-	77,684,991
Other liabilities:
- Subordinated debts	92,471	128,804	4,550,736	18,234,418	534,300	23,540,729
- Other	27,946,103	1,155,184	3,597,018	12,322,420	-	45,020,725
Deferred income	292,397	-	-	-	-	292,397
Minority interest in subsidiaries	-	-	-	-	816,547	816,547
Shareholders’ equity	-	-	-	-	43,087,366	43,087,366
Total on March 31, 2010	258,462,052	29,094,014	33,902,414	166,729,367	44,438,213	532,626,060
Total on December 31, 2009	243,987,413	23,845,786	31,095,923	164,220,184	43,073,786	506,223,092
Total on March 31, 2009	217,864,375	28,842,997	24,470,216	174,625,429	36,337,927	482,140,944
Accumulated net assets on March 31, 2010	14,852,173	66,461,794	71,119,037	42,555,312	-	-
Accumulated net assets on December 31, 2009	21,089,770	71,892,712	75,859,771	41,466,735	-	-
Accumulated net assets on March 31, 2009	52,986,683	86,595,782	93,449,514	34,892,270	-	-

(1)	Investments in investment funds are classified as up to 30 days; and
(2)

Demand and savings deposits and technical provisions for insurance, private pension plans and savings bonds comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Notes to the Consolidated Financial Statements

Capital Adequacy Ratio (Basel)

The Organization’s risk management seeks to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel) .

We present the Capital Adequacy Ratio II in the chart below

Calculation basis – Capital Adequacy Ratio (Basel II) (1)	R$ thousand
	2010		2009
	March 31		December 31		March 31
	Financial	Economic- financial	Financial	Economic-financial	Financial	Economic-financial
Calculation basis – Capital Adequacy Ratio (Basel)	43,087,366	43,087,366	41,753,751	41,753,751	35,306,357	35,306,357
Reduction for tax credits – Bacen Resolution 3,059/02	-	-	-	-	(143,180)	(143,180)
Reduction for deferred assets – Bacen Resolution 3,444/07	(315,872)	(433,638)	(320,790)	(353,589)	(235,266)	(361,733)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives – Bacen Resolution 3,444/07	1,346,716	1,346,716	1,328,495	1,328,495	2,373,130	2,373,130
Additional provision to the minimum required by Bacen Resolution 2,682/99 (4)	3,004,207	3,004,968	3,001,912	3,002,675	1,688,078	1,689,372
Minority interest/other	168,787	816,547	163,845	797,675	417,046	337,010
Reference shareholders’ equity - Tier I	47,291,204	47,821,959	45,927,213	46,529,007	39,406,165	39,200,956
Total of gains/losses of adjustments to market value in Available for Sale (DPV) and derivatives – Bacen Resolution 3,444/07	(1,346,716)	(1,346,716)	(1,328,495)	(1,328,495)	(2,373,130)	(2,373,130)
Subordinated debt (3)	9,816,056	9,816,056	10,950,907	10,950,907	10,941,584	10,941,584
Reference shareholders’ equity – Tier II (3)	8,469,340	8,469,340	9,622,412	9,622,412	8,568,454	8,568,454
Total reference shareholders’ equity (Tier I + Tier II)	55,760,544	56,291,299	55,549,625	56,151,419	47,974,619	47,769,410
Deduction of instruments for funding - Bacen Resolution 3,444/07	(84,931)	(228,458)	(85,904)	(223,821)	(52,785)	(313,837)
Reference shareholders’ equity (a)	55,675,613	56,062,841	55,463,721	55,927,598	47,921,834	47,455,573
Capital allocation (by risk)
- Credit risk	34,655,230	34,871,767	32,911,105	33,046,469	30,491,748	30,726,169
- Market risk	202,277	202,277	329,750	329,750	731,594	1,257,089
- Operational risk	1,677,756	1,677,756	1,132,832	1,132,832	570,527	570,527
Required reference shareholders’ equity (b)	36,535,263	36,751,800	34,373,687	34,509,051	31,793,869	32,553,785
Margin (a – b)	19,140,350	19,311,041	21,090,034	21,418,547	16,127,965	14,901,788
Risk-weighted assets (2) (c)	332,138,752	334,107,270	312,488,064	313,718,649	289,035,178	295,943,503
Capital adequacy ratio (a/c)	16.76%	16.78%	17.75%	17.83%	16.58%	16.04%

(1)

Article 4 of Bacen Circular Letter 3,389/08 gives the option to exclude position sold in foreign currency for purposes of ascertaining the Capital Adequacy Ratio, also computing tax effects, carried out with the purpose of hedging investments abroad. Bradesco opted to do this on September 2008;

(2)

As of July 1, 2008, with the New Basel Capital Accord (Basel II), risk-weighted assets are determined based on 11%, required reference shareholders’ equity which is the minimum capital required by Bacen;

(3)

On April 14, 2010, Bacen approved the request for early redemption of funding amounting to US$300,000 thousand of perpetual subordinated debt issued in June 2005. Adjusting these effects, Capital Adequacy Ratio would be 16.60% for the Financial Conglomerate, and 16.62% for the Economic-financial conglomerate; and

(4)

The Capital Adequacy Ratio will also have the following impacts, which were already identified for this year (simulations on March 31, 2010): a) CMN Resolution 3,825/09 revokes, as from April 1, CMN Resolution 3,674 which allows the full addition of the additional provision for loan losses at the calculation of the Reference Shareholders’ Equity, and, in this scenario, the Capital Adequacy Ratio would

Notes to the Consolidated Financial Statements

be 15.86% for the Financial Conglomerate, and 15.88% for the Economic -Financial Conglomerate ; and b) as from 2H10 the Operating Risk of non-financial companies will be considered for capital allocation, and, in this scenario, the Capital Adequacy Ratio would be 15.86% for the Financial Conglomerate, and 15.55% for the Economic -Financial Conglomerate.

Pursuant to the New Basel Capital Accord, the Bacen published CMN Resolutions 3,380/06, 3,464/07 and 3,721/09, concerning the structures for managing operating, market and credit risks. It also published Circular Letters 3,360/07, 3,361/07 to 3,366/07, 3,368/07, 3,383/08, 3,388/08 and 3,389/08, which define the methodologies for the portions of capital necessary for credit, market and operating risks, as well as CMN Resolutions 3,444/07 and 3,490/07, amending rules for the determination of reference shareholders’ equity and setting the bases for the calculation of required reference shareholders’ equity. Therefore, as of July 2008, the National Financial System started operating according to the rules of the New Basel Capital Accord, standardized approach.

b) Market value

The book value, net of provisions for losses of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain (loss) without tax effects
	Book value	Market value	In the result			In shareholders’ equity
	2010		2010	2009		2010	2009
	March 31		1st quarter	4th quarter	1st quarter	March 31	December 31	March 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	157,308,589	160,910,617	4,167,360	3,674,991	1,034,975	3,602,028	3,082,780	2,168,206
- Adjustment of available-for-sale securities (Note 8 c II)			565,332	592,211	(1,133,231)	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 7)			3,602,028	3,082,780	2,168,206	3,602,028	3,082,780	2,168,206
Loan and leasing operations (1) (Notes 3g and 10)	198,106,815	198,600,844	494,029	500,972	124,906	494,029	500,972	124,906
Investments (Notes 3j and 13) (2)	1,536,687	8,656,862	7,120,175	6,629,363	68,159	7,120,175	6,629,363	68,159
Treasury shares (Note 23d)	-	-	-	-	-	-	27,554	(1,561)
Time deposits (Notes 3n and 16a)	92,576,685	92,426,541	150,144	111,265	252,176	150,144	111,265	252,176
Funds from issuance of securities (Note 16c)	8,550,513	8,544,090	6,423	7,077	17,393	6,423	7,077	17,393
Borrowing and onlending (Notes 17a and 17b)	30,207,744	30,111,878	95,866	54,968	41,497	95,866	54,968	41,497
Subordinated debts (Note 19)	23,540,729	24,663,926	(1,123,197)	(855,901)	(246,307)	(1,123,197)	(855,901)	(246,307)
Unrealized gains without tax effects			10,910,800	10,122,735	1,292,799	10,345,468	9,558,078	2,424,469

(1) Includes advances on foreign exchange contracts, leasing operations and other receivables with credit features; and
(2) Basically includes the surplus of interest in Cielo (former Visanet), Odontoprev, BM&FBovespa and Cetip.

Notes to the Consolidated Financial Statements

Determination of market value of financial instruments:

  Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality, which is a private variable contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in Exclusive investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and Bradesco Asset Management (BRAM). The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who, in 2001, opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by plan assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social -Bases (related to former employees of Baneb). The actuarial liabilities of variable contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and variable contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of the Private Pension Plan Fund of the Bank of the State of Ceará (Cabec).

Notes to the Consolidated Financial Statements

The assets of the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco’s facilities abroad provide their employees and directors with a private pension plan with variable contribution, which accumulate funds during the participant’s professional career, by means of contributions paid by an employee and in equal proportion by Bradesco. The contributions of employees, directors and of Bradesco in its facilities abroad are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made in the first quarter of 2010 amounted to R$73,269 thousand (in the fourth quarter of 2009 – R$55,106 thousand and in the first quarter of 2009 – R$51,214 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$428,911 thousand in the first quarter of 2010 (in the first quarter of 2009 – R$423,809 thousand and in the first quarter of 2009 – R$379,566 thousand).

Notes to the Consolidated Financial Statements

34) INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of income tax and social contribution charges

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Income before income tax and social contribution	2,689,696	2,758,802	2,412,611
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,075,878)	(1,103,521)	(965,044)
Effect of additions and exclusions on the tax calculation:
Equity in the earnings of unconsolidated companies	11,502	56,804	2,227
Exchange gain/(loss)	30,540	(71,752)	(48,582)
Non-deductible expenses, net of non-taxable income (2)	(56,769)	105,732	(29,607)
Tax credits recorded from previous periods	241,732	-	-
Interest on shareholders’ equity (paid and payable)	243,210	210,218	209,260
Effect of the difference of the social contribution rate (3)	152,209	175,204	120,879
Other amounts	(115,864)	58,292	26,810
Income tax and social contribution for the period	(569,318)	(569,023)	(684,057)

(1) The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h);
(2) In the fourth quarter of 2009, comprises the tax effect from the adhesion to the tax amnesty program of debits managed by RFB and PGFN, established by Law 11, 941/09; and
(3) Refers to the adjustment of the effective rate of social contribution in relation to the rate (40%) shown.

b) Breakdown of income tax and social contribution in the result

	R$ thousand
	2010	2009
	1st quarter	4th quarter	1st quarter
Current taxes:
Income tax and social contribution payable	(1,486,130)	367,863	(1,608,704)
Deferred taxes:
Amount recorded/realized for the period on temporary additions	661,483	(625,602)	657,807
Use of opening balances of:
Negative basis of social contribution	(55,047)	(26,825)	(35,896)
Tax loss	(153,724)	82,178	(100,496)
Tax credits recorded from previous periods
Negative basis of social contribution	12,102	-	-
Tax loss	33,617	-	-
Temporary additions	196,013	-	-
Recording/utilization in the period on:
Negative basis of social contribution	11,117	(2,420)	12,764
Tax loss	211,251	(364,217)	390,468
Total deferred taxes	916,812	(936,886)	924,647
Income tax and social contribution for the period	(569,318)	(569,023)	(684,057)

Notes to the Consolidated Financial Statements

c) Origin of tax credits of deferred income tax and social contribution

	R$ thousand
	Balance on 12.31.2009	Amount recorded (3)	Amount realized	Balance on 3.31.2010	Balance on 3.31.2009
Allowance for loan losses	7,724,064	1,231,160	1,034,786	7,920,438	5,910,919
Provision for civil contingencies	827,553	105,836	38,041	895,348	613,341
Provision for tax contingencies	1,970,367	297,443	1,862	2,265,948	1,833,202
Labor provisions	578,623	74,015	47,476	605,162	569,872
Provision for devaluation of securities and
investments	121,010	549	827	120,732	149,120
Provision for devaluation of foreclosed assets	104,500	9,481	6,841	107,140	96,976
Adjustment to market value of trading securities	13,317	1,119	185	14,251	14,857
Amortized goodwill	1,031,107	12,655	51,759	992,003	1,160,869
Provision for interest on shareholders’ equity (1)	-	208,948	-	208,948	178,634
Law 11,638/07 adjustments	93,665	13,279	636	106,308	87,531
Other	1,787,044	235,903	150,479	1,872,468	1,528,566
Total tax credits over temporary differences	14,251,250	2,190,388	1,332,892	15,108,746	12,143,887
Tax losses and negative basis of social
contribution in Brazil and abroad	1,119,281	268,087	208,771	1,178,597	1,635,420
Subtotal	15,370,531	2,458,475	1,541,663	16,287,343	13,779,307
Adjustment to market value of available-for-sale
securities	51,388	8,251	37,184	22,455	562,157
Social contribution – Provisional Measure 2,158-
35 of August 24, 2001 (2)	270,123	-	22,876	247,247	406,546
Total tax credits (Note 11b)	15,692,042	2,466,726	1,601,723	16,557,045	14,748,010
Deferred tax liabilities (Note 34f)	3,985,467	657,772	187,333	4,455,906	3,165,039
Tax credits net of deferred tax liabilities	11,706,575	1,808,954	1,414,390	12,101,139	11,582,971
- Percentage of net tax credits over reference
shareholders’ equity (Note 32a)	20.9%			21.6%	24.4%
- Percentage of net tax credits over total assets	2.3%			2.3%	2.4%

(1)	The tax credit relative to interest on shareholders’ equity is recorded up to the limit allowed by the tax law;
(2)	Up to the end of the year, Bradesco expects to realize R$31,193 thousand, which will be recorded upon use (item d); and
(3)

Includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Law 11,727/08, equivalent to R$77,288 thousand (Note 3h).

Notes to the Consolidated Financial Statements

d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Tax loss and negative basis
	Income tax	Social contribution	Income tax	Social contribution	Total
2010	1,639,366	862,542	255,341	55,000	2,812,249
2011	2,285,462	1,105,867	204,580	69,179	3,665,088
2012	2,499,557	1,217,205	192,055	66,613	3,975,430
2013	1,618,282	793,402	138,231	28,628	2,578,543
2014	2,023,468	999,573	118,098	30,772	3,171,911
2015 (1st quarter)	42,607	21,415	20,094	6	84,122
Total	10,108,742	5,000,004	928,399	250,198	16,287,343

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158–35
	2010	2011	2012	2013	2014	Total
Total	31,193	27,786	76,467	81,727	30,074	247,247

The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$14,809,989 thousand (December 31, 2009 – R$14,026,544 thousand and March 31, 2009 – R$12,960,602 thousand), of which R$13,519,605 thousand (December 31, 2009 –R$12,755,568 thousand and March 31, 2009 – R$11,069,727 thousand) is relative to temporary differences, R$1,071,383 thousand (December 31, 2009 – R$1,031,153 thousand and March 31, 2009 – R$1,535,560 thousand) to tax losses and negative basis of social contribution and R$219,001 thousand (December 31, 2009 – R$239,823 thousand and March 31, 2009 – R$355,315 thousand) comprises tax credit over social contribution – Provisional Measure 2,158-35.

e) Unrecorded tax credits

Tax credits of R$74,152 thousand (December 31, 2009 – R$274,222 thousand and March 31, 2009 – R$75,238 thousand) have not been recorded in the financial statements, and will be recorded when prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules.

Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of a law approved by congress) filed by CONSIF against Law 11,727/08, Articles 17 and 41, tax credits from previous periods arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding consolidated tax liabilities. The unrecognized tax credit balance related to the Social Contribution rate increase not recorded amounts to R$735,500 thousand (note 3h).

Notes to the Consolidated Financial Statements

f) Deferred tax liabilities

	R$ thousand
	2010	2009
	March 31	December 31	March 31
Mark-to-market adjustment of derivative financial instruments	311,713	469,141	586,031
Difference in depreciation	3,427,393	2,996,545	1,892,706
Operations in the market for future settlement	82,178	1,454	1,768
Others	634,622	518,327	684,534
Total	4,455,906	3,985,467	3,165,039

The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

35) OTHER INFORMATION

a) The Bradesco Organization manages investment funds and portfolios with net assets on March 31, 2010 of R$258,562,728 thousand (December 31, 2009 - R$247,700,191 thousand and March 31, 2009 – R$200,975,384 thousand).

b) In the first quarter of 2010, continuing with the reversal of anti-crisis measures taken at the end of 2008, BACEN altered the mandatory payment calculation system, which had the following impacts:

Description	Previous rule	Current rule
Decrease in Bacen additional compulsory deposit requirement collected from demand deposits, savings deposits and time deposits	Bacen collects the amount that exceeds R$1 billion	Use of reducing agents for institutions with Reference Equity lower than R$5 billion
Rate to calculate Bacen additional compulsory deposit requirement collected from demand and time deposits	Demand deposits - 5% Time deposits - 4%	Demand deposits - 8% Time deposits - 8%
Decrease in the amount subject to collections over time deposits (1)	Bacen collects the amount that exceeds R$2 billion	Use of reducing agents for institutions with Reference Equity lower than R$5 billion
Calculation rate of compulsory deposits on time deposits(1)	13.5%	15%
Compliance with Bacen compulsory deposit requirement collected from time deposits (1)

45% in government securities and 55% in cash, not remunerated may be replaced by credits acquired up to March 31, 2010 from financial institutions, basically derived from (i) loan operations; (ii) receivables from leasing operations; (iii) advances and other issuance credits or liability of non-financial individuals and corporations, (iv) interbank deposits with guaranteed assets provided for by  laws; (v) fixed income securities issued by non-financial entities, composing the institution’s portfolio or investment funds; (vi) receivables pertaining to Receivables Securitization Funds (FIDC); (vii) FIDC quotas organized by the Deposit Guarantee Association (FGC); and (viii) foreign currency acquisitions with Bacen made with financial institution’s resale commitment, combined with Bacen’s repurchase commitment, only accepting the deduction of credits acquired from institutions whose Reference Shareholders’ Equity reaches up to R$2.5 billion.

100% in cash remunerated at the Selic rate, which may be deduced in up to 45% of the acquisitions and interbank deposits acquired up to June 30, 2010
(1) Financial Statements will be impacted as of April 2010.

Notes to the Consolidated Financial Statements

c) On January 21, 2010, Bradesco entered into a Memorandum of Understanding with the controlling shareholders of Ibi Services S. de R. L. México (Ibi México) and RFS Human Management S. de R.L., to acquire 100% of their capital stock. Ibi México has a loan portfolio of 1.3 billion Mexican Pesos, equivalent to R$180 million, shareholders’ equity of 566 million Mexican Pesos, or nearly R$79 million, and over 1 million credit cards. The business foresees a 20-year Partnership Agreement with C&A México S. de R.L. (C&A México), for the exclusive joint sale of financial products and services through the C&A México retail chain. This transaction is subject to the compliance of usual condition precedent to this type of operation, especially procedures, the signature of definitive contracts and the approval of competent Mexican and Brazilian authorities. The parties expect to conclude legal processes and execute all agreements up to June 2010.

d) As part of the process of convergence with international accounting standards, certain rules and their interpretation were issued by the Brazilian Accounting Pronouncements Committee (CPC), which are applicable to financial institutions only after approval by BACEN. The accounting standards which have been approved by BACEN include the following:

  Resolution 3,566/08 – Impairment of Assets;

  Resolution 3,604/08 – Statement of Cash Flow;

  Resolution 3,570/09 – Related-Party Disclosures; and

  Resolution 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets.

At present, it is not practicable to estimate when BACEN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods, or applicable retroactively. As a result, it is not yet possible to estimate the accounting effects of these standards on Bradesco’s financial statements.

Bacen Resolution 3786/09 and Circular 3472/09 established that financial institutions and others authorized to operate by Bacen, constituted as publicly held companies or which are obliged to form an audit committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the base date December 31, their consolidated financial statements, prepared in accordance with international financial reporting standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB). Accordingly, Bradesco is currently analyzing the accounting effects of the transition to IFRS and will conclude this process within the deadlines established by Bacen.

e) On April 23, 2010, Bradesco presented to the Spanish Santander Group (Santander), a Binding Proposal (Proposal) for the acquisition of the shares held by Santander in the following companies:

  In Cielo S.A. (Cielo), corresponding to 2.09% of the company’s capital for the amount of R$ 425 million; and

  In Companhia Brasileira de Soluções e Serviços (CBSS), corresponding to 10.67% of the company’s capital for the amount of R$ 139.2 million.

Considering that the Proposal was accepted by Santander on the same date, the completion of the purchase is now contingent upon a satisfactory negotiation process related to the final documents and compliance with the applicable legal and regulatory formalities.

Notes to the Consolidated Financial Statements

Once the transaction has been concluded, Bradesco’s stake in Cielo will increase from 26.56% to 28.65% and in CBSS from 34.33% to 45.00%, strengthening its percentage of ownership of companies operating in the bank card market.

f) On April 27, 2010 Banco Bradesco S.A. and Banco do Brasil S.A. signed a non-binding memorandum of understanding for the preparation of a business model, involving:

  The integration of part of their card operations

  The launch of a Brazilian brand of credit, debit and pre-paid cards for account-holders and non- account-holders;

  The joint creation of new businesses for private label cards (cards offered to non-account-holder clients through partner merchants);

  The creation of a company to sell cards to certain determined groups of non-account-holder clients;

  The transfer of shareholdings retained by both institutions and their subsidiaries in CBSS S.A., for the subsequent creation of a new company.

The Banks announced their are studying the possibility of transferring their interests in Cielo S.A. to a new company to be created, while observing the interests of their shareholders, the requirements of the BM&FBovespa’s Novo Mercado listing rules and the companies' Bylaws.

If the operation is concluded, the Banks intend to set up a holding company which will integrate and manage the businesses listed above, in addition to generating gains in synergy, the structuring of new private label businesses, and other similar businesses, and constructing a business model that will permit the offer of branded cards on a nationwide basis.

The conclusion of the operation is subject to technical, legal and financial studies, the satisfactory negotiation of the final documents and compliance with the applicable legal and regulatory requirements.

Management Bodies

Cidade de Deus, Osasco, SP, April 27, 2010.

Board of Directors
Chairman	Department Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso	Lázaro de Mello Brandão - Coordinator
	Airton Celso Exel Andreolli	Antônio Bornia
Vice-Chairman	Alexandre da Silva Glüher	Mário da Silveira Teixeira Júnior
Antônio Bornia	Alfredo Antônio Lima de Menezes	Márcio Artur Laurelli Cypriano
	Altair Antônio de Souza	Luiz Carlos Trabuco Cappi
Members	Amilton Nieto
Mário da Silveira Teixeira Júnior	André Bernardino da Cruz Filho	Audit Committee
Márcio Artur Laurelli Cypriano	André Marcelo da Silva Prado	*Carlos Alberto Rodrigues Guilherme - Coordinator
João Aguiar Alvarez	André Rodrigues Cano	Hélio Machado dos Reis
Denise Aguiar Alvarez	Antonio de Jesus Mendes	José Lucas Ferreira de Melo
Luiz Carlos Trabuco Cappi	Antonio José da Barbara	Romulo Nagib Lasmar
Carlos Alberto Rodrigues Guilherme	Arnaldo Nissental
Ricardo Espírito Santo Silva Salgado	Cassiano Ricardo Scarpelli	Compliance and Internal Control Committee
	Clayton Camacho	Mário da Silveira Teixeira Júnior – Coordinator
Board of Executive Officers	Denise Pauli Pavarina	Carlos Alberto Rodrigues Guilherme
	Douglas Tevis Francisco	Domingos Figueiredo de Abreu
Executive Officers	Fernando Barbaresco	Milton Matsumoto
	Fernando Roncolato Pinho	Marco Antonio Rossi
Chief Executive Officer	Jair Delgado Scalco	*Alexandre da Silva Glüher
Luiz Carlos Trabuco Cappi	Jean Philippe Leroy	Clayton Camacho
	João Albino Winkelmann	Roberto Sobral Hollander
Executive Vice-Presidents	José Luiz Rodrigues Bueno	*Frederico William Wolf
Laércio Albino Cezar	José Maria Soares Nunes
Arnaldo Alves Vieira	Josué Augusto Pancini	Executive Disclosure Committee (Non-Statutory)
Sérgio Socha	Julio Alves Marques	Domingos Figueiredo de Abreu - Coordinator
Julio de Siqueira Carvalho de Araujo	Laércio Carlos de Araújo Filho	Julio de Siqueira Carvalho de Araujo
José Luiz Acar Pedro	Lúcio Rideki Takahama	José Luiz Acar Pedro
Norberto Pinto Barbedo	Luiz Alves dos Santos	Milton Matsumoto
Domingos Figueiredo de Abreu	Luiz Carlos Angelotti	Marco Antonio Rossi
	Luiz Carlos Brandão Cavalcanti Júnior	Samuel Monteiro dos Santos Júnior
Managing Directors	Luiz Fernando Peres	Antonio José da Barbara
José Alcides Munhoz	Marcelo de Araújo Noronha	José Maria Soares Nunes
Milton Matsumoto	Marcos Bader	Luiz Carlos Angelotti
Odair Afonso Rebelato	Marcos Daré	Moacir Nachbar Junior
Aurélio Conrado Boni	Marcos Villanova	Paulo Faustino da Costa
Ademir Cossiello	Mario Helio de Souza Ramos
Sérgio Alexandre Figueiredo Clemente	Marlene Moran Millan	Ethical Conduct Committee
Candido Leonelli	Moacir Nachbar Junior	Milton Matsumoto - Coordinator
Maurício Machado de Minas	Nilton Pelegrino Nogueira	Carlos Alberto Rodrigues Guilherme
	Nobuo Yamazaki	Arnaldo Alves Vieira
	Octavio Manoel Rodrigues de Barros	José Luiz Acar Pedro
	Paulo Aparecido dos Santos	Domingos Figueiredo de Abreu
	Paulo Faustino da Costa	Odair Afonso Rebelato
	Roberto Sobral Hollander	Marco Antonio Rossi
	Walkiria Schirrmeister Marquetti	*Alexandre da Silva Glüher
Clayton Camacho
	Directors	José Luiz Rodrigues Bueno
	Antonio Chinellato Neto	Julio Alves Marques
	Aurélio Guido Pagani	Roberto Sobral Hollander
	Cláudio Fernando Manzato	Glaucimar Peticov
	José Ramos Rocha Neto	*Frederico William Wolf
Octávio de Lazari Júnior
	Osmar Roncolato Pinho	Integrated Risk Management and Capital Allocation Committee
Luiz Carlos Trabuco Cappi - Coordinator
Laércio Albino Cezar
	Regional Officers	Arnaldo Alves Vieira
	Alex Silva Braga	Sérgio Socha
	Almir Rocha	Julio de Siqueira Carvalho de Araujo
	Antonio Gualberto Diniz	José Luiz Acar Pedro
	Antonio Piovesan	Norberto Pinto Barbedo
	Delvair Fidencio de Lima	Domingos Figueiredo de Abreu
	Diaulas Morize Vieira Marcondes Junior	Milton Matsumoto
	Francisco Aquilino Pontes Gadelha	*Ademir Cossiello
	Francisco Assis da Silveira Junior	Marco Antonio Rossi
	Geraldo Dias Pacheco	Roberto Sobral Hollander
João Alexandre Silva
	João Carlos Gomes da Silva	Fiscal Council
	José Sergio Bordin	Members
	Mauricio Gomes Maciel	Domingos Aparecido Maia - Coordinator
	Volnei Wulff	Nelson Lopes de Oliveira
	Wilson Reginaldo Martins	Ricardo Abecassis Espírito Santo Silva

Substitute Members
João Batistela Biazon
Jorge Tadeu Pinto de Figueiredo
Renaud Roberto Teixeira

Ombudsman Department
Julio Alves Marques – Ombudsman
* Pending approval by the Brazilian Central Bank

General Accounting Committee

     Luiz Carlos Angelotti Accountant-CRC 1SP203959/O-0

Independent Auditor’s Report on Limited Review

Independent Auditors’ Report on Limited Review

(A free translation of the original in Portuguese)

To the Board of Directors Banco Bradesco S.A.

1.

We carried out limited reviews of the accounting information presented in the consolidated Quarterly Information of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of March 31, 2010, December 31, 2009 and March 31, 2009 and the related consolidated statements of income, of changes in stockholders' equity, of cash flows and of value added for the quarters then ended. This information is the responsibility of the Bank's management.

2.

Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of the Quarterly Information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3.

Based on our limited reviews, we are not aware of any material modifications which should be made to the Quarterly Information referred to above in order that this information be stated in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN) and the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information.

São Paulo, April 27, 2010

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Luís Carlos Matias Ramos
Contador CRC 1SP171564/O-1

Independent Auditor’s Report Summary

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the first quarter of 2010 and in view of the limited review report prepared by PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, São Paulo, April 27, 2010

     Domingos Aparecido Maia

Nelson Lopes de Oliveira

Ricardo Abecassis E. Santo Silva

For further information:

Board of Executive Officers

     Domingos Figueiredo de Abreu

Executive Vice-President and Executive IRO

     Phone: (#55 11) 3681-4011

4000.abreu@bradesco.com.br

Market Relations Department

Phone: (#55 11) 2178-6201

Fax: (#55 11) 2178-6215

Avenida Paulista, 1.450 – 1º andar

CEP 01310-917 – São Paulo-SP

     Brazil

www.bradesco.com.br/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.